Financial highlights

	in / end of			% change

	1Q10	4Q09	1Q09	QoQ	YoY

Net income (CHF million)

Net income attributable to shareholders	2,055	793	2,006	159	2

of which from continuing operations	2,074	793	2,038	162	2

Earnings per share (CHF)

Basic earnings per share from continuing operations	1.66	0.59	1.63	181	2

Basic earnings per share	1.64	0.59	1.60	178	2

Diluted earnings per share from continuing operations	1.65	0.56	1.62	195	2

Diluted earnings per share	1.63	0.56	1.59	191	3

Return on equity (%)

Return on equity attributable to shareholders (annualized)	22.3	8.3	22.6	–	–

Core Results (CHF million)

Net revenues	8,961	6,533	9,557	37	(6)

Provision for credit losses	(50)	(40)	183	25	–

Total operating expenses	6,077	5,228	6,320	16	(4)

Income from continuing operations before taxes	2,934	1,345	3,054	118	(4)

Core Results statement of operations metrics (%)

Cost/income ratio	67.8	80.0	66.1	–	–

Pre-tax income margin	32.7	20.6	32.0	–	–

Effective tax rate	28.6	34.3	32.1	–	–

Net income margin [1]	22.9	12.1	21.0	–	–

Assets under management and net new assets (CHF billion)

Assets under management from continuing operations	1,270.9	1,229.0	1,121.7	3.4	13.3

Net new assets	26.0	12.5	8.8	–	–

Balance sheet statistics (CHF million)

Total assets	1,073,803	1,031,427	1,156,086	4	(7)

Net loans	228,741	237,180	237,510	(4)	(4)

Total shareholders' equity	36,815	37,517	36,009	(2)	2

Tangible shareholders' equity [2]	27,018	27,922	25,704	(3)	5

Book value per share outstanding (CHF)

Total book value per share	31.88	32.09	31.19	(1)	2

Shares outstanding (million)

Common shares issued	1,185.8	1,185.4	1,184.6	0	0

Treasury shares	(30.9)	(16.2)	(30.0)	91	3

Shares outstanding	1,154.9	1,169.2	1,154.6	(1)	0

Market capitalization

Market capitalization (CHF million)	64,450	60,691	41,059	6	57

Market capitalization (USD million)	60,928	58,273	36,120	5	69

BIS statistics

Risk-weighted assets (CHF million)	229,111	221,609	260,831	3	(12)

Tier 1 ratio (%)	16.4	16.3	14.1	–	–

Total capital ratio (%)	21.6	20.6	18.7	–	–

Number of employees (full-time equivalents)

Number of employees	48,300	47,600	46,700	1	3

1 Based on amounts attributable to shareholders. 2 Tangible shareholders' equity attributable to shareholders is calculated by deducting goodwill and other intangible assets from total shareholders' equity attributable to shareholders.

Dear shareholders

Brady W. Dougan, Chief Executive Officer (left) and
Hans-Ulrich Doerig, Chairman of the Board of Directors

In the first quarter of 2010 we provided further evidence that our client-focused, capital-efficient strategy and reduced-risk business model can generate stable, high-quality earnings. We are pleased that we were able to improve our operating performance compared to the strong first quarter of 2009. We achieved net income of CHF 2.1 billion and an industry-leading return on equity and capital position. Our return on equity was 22.3% and our tier 1 ratio was 16.4% at the end of the first quarter. We also generated strong client flows and maintained our track record of attracting strong net new assets, which totaled CHF 26.0 billion this quarter.

Performance of our businesses
Private Banking delivered solid pre-tax income of CHF 0.9 billion and attracted net new assets of CHF 18.6 billion, with very strong inflows from Swiss and emerging markets clients in particular. We believe that we will further improve our profitability in Private Banking when markets and the demand for comprehensive solutions recover. We also expect to benefit from a higher interest rate environment. We are positioned to perform well in the changing regulatory environment in cross-border banking as we have been building a multi-shore business with a robust compliance framework for many years. We will continue to invest in strengthening and expanding our international presence.

Investment Banking is thriving as a result of the action we took to reposition the business in the changed financial services landscape. In the first quarter we recorded pre-tax income of CHF 1.8 billion, driven by well-diversified results across our businesses, as client-driven revenues rebounded to levels more consistent with the first three quarters of 2009. Our client-focused, capital-efficient strategy continued to deliver strong returns, with a pre-tax return on economic capital of 37.2%. We maintained market share momentum across our securities and banking businesses and our transaction pipelines remain strong. Our progress in Investment Banking is highlighted by our good performance in the league tables. We were ranked number one in announced M&A in the Americas and number three globally. We were also in the top five in global equity underwriting and number two in Europe, Middle East and Africa, as well as in the top five globally in investment grade and high yield underwriting, and number one in emerging markets underwriting and advisory share of wallet. We believe that we have a significant opportunity to extend our market share gains across our Investment Banking businesses as we build our distribution platform and expand our client base.

Asset Management reported pre-tax income of CHF 0.2 billion and strong net new assets of CHF 11.2 billion across most asset classes. We are focusing on core fee-generating businesses in which we believe we can excel – asset allocation, the Swiss businesses and alternative investments. Asset Management is expected to benefit further from the strategic measures we undertook last year and to be a significant contributor of value to the bank and to our clients in 2010 and beyond.

The fact that Credit Suisse is in a strong position today is a reflection of the decisive action we have taken to prepare for the challenges of the new operating environment. At the same time, our position is a credit to the dedication of our people. We recognize that it is our people – and the reputation they earn for Credit Suisse – who will determine the value of our firm for our shareholders and clients in the long term. The continuity of our people in key positions, including in our control functions, has been extremely helpful throughout and since the crisis. Attracting, retaining and developing talented people will remain a key area of focus for Credit Suisse.

We entered the credit and financial market dislocation with a strong liquidity position, which we have maintained and strengthened through open market funding ever since, incurring significant additional costs as a result. This has positioned us well to meet the new rules for quantitative and qualitative liquidity management announced in April 2010 by the Swiss Financial Market Supervisory Authority, FINMA, when they become effective at the end of the second quarter of 2010.

Outlook
Market conditions in the second quarter to date have remained similar to those in the first quarter and we are confident that our business model will enable us to continue to generate high-quality results in good as well as in more challenging market conditions. We are acting from a position of strength and can focus on the execution of our clearly-defined strategy and on serving our clients. Having carefully laid the foundations by building a robust franchise, we have an exceptional opportunity ahead of us to press our advantage home. We will redouble our efforts to drive our market share higher and set a benchmark for our industry in providing exceptional advice and service to our clients.

Yours sincerely

Hans-Ulrich Doerig Brady W. Dougan
April 2010

Dear shareholders
Credit Suisse at a glance
Credit Suisse results
Operating environment
Credit Suisse
Core Results
Key performance indicators
Results by division
Private Banking
Wealth Management Clients
Corporate & Institutional Clients
Investment Banking
Asset Management
Overview of results and assets under management
Results
Assets under management
Treasury and Risk management
Treasury management
Risk management
Condensed consolidated financial statements – unaudited
Report of Independent Registered Public Accounting Firm
Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited
Note 1 Summary of significant accounting policies
Note 2 Business developments and subsequent events
Note 3 Discontinued operations
Note 4 Segment reporting
Note 5 Net interest income
Note 6 Commissions and fees
Note 7 Trading revenues
Note 8 Other revenues
Note 9 Provision for credit losses
Note 10 Compensation and benefits
Note 11 General and administrative expenses
Note 12 Earnings per share
Note 13 Trading assets and liabilities
Note 14 Investment securities
Note 15 Loans
Note 16 Other assets and liabilities
Note 17 Long-term debt
Note 18 Accumulated other comprehensive income
Note 19 Tax
Note 20 Employee share-based compensation and other compensation benefits
Note 21 Pension and other post-retirement benefits
Note 22 Derivatives and hedging activities
Note 23 Guarantees and commitments
Note 24 Transfers of financial assets and variable interest entities
Note 25 Fair value of financial instruments
Note 26 Assets pledged or assigned
Note 27 Subsidiary guarantee information
Note 28 Litigation
Investor information
Investor information

For purposes of this report, unless the context otherwise requires, the terms “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the Swiss bank subsidiary of the Group, is substantially similar to the Group, and we use these terms to refer to both when the subject is the same or substantially similar. We use the term “the Bank” when we are only referring to Credit Suisse AG, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.

In various tables, use of “–” indicates not meaningful or not applicable.

Credit Suisse at a glance
Credit Suisse
As one of the world’s leading financial services providers, we are committed to delivering our combined financial experience and expertise to corporate, institutional and government clients and to high-net-worth individuals worldwide, as well as to private clients in Switzerland. Founded in 1856, we have a truly global reach today, with operations in over 50 countries and 48,300 employees from approximately 100 different nations. This worldwide reach enables us to generate a geographically balanced stream of revenues and net new assets and allows us to capture growth opportunities wherever they are. We serve our diverse clients through our three divisions, which cooperate closely to provide holistic financial solutions based on innovative products and specially tailored advice.

Private Banking
Private Banking offers comprehensive advice and a wide range of financial solutions to private, corporate and institutional clients. The Private Banking division comprises the Wealth Management Clients and Corporate & Institutional Clients businesses. In Wealth Management Clients we serve ultra-high-net-worth and high-net-worth individuals around the globe and private clients in Switzerland. Our Corporate & Institutional Clients business serves the needs of corporations and institutional clients, mainly in Switzerland.

Investment Banking
Investment Banking provides a broad range of financial products and services, including global securities sales, trading and execution, prime brokerage and capital raising services, corporate advisory and comprehensive investment research, with a focus on businesses that are client-driven, flow-based and capital-efficient. Clients include corporations, governments, institutional investors, including hedge funds, and private individuals around the world. Credit Suisse delivers its investment banking capabilities via regional and local teams based in major global financial centers. Strongly anchored in Credit Suisse’s integrated model, Investment Banking works closely with the Private Banking and Asset Management divisions to provide clients with customized financial solutions.

Asset Management
Asset Management offers a wide range of investment products and solutions across asset classes, for all investment styles. The division manages global and regional portfolios, separate accounts, mutual funds and other investment vehicles for governments, institutions, corporations and individuals worldwide. Asset Management focuses on becoming a global leader in multi-asset class solutions as well as in alternative investments. To deliver the bank’s best investment performance, Asset Management operates as a global integrated network in close collaboration with the Private Banking and Investment Banking divisions.

Credit Suisse results
Operating environment
Credit Suisse
Core Results
Key performance indicators
Operating environment
Global economic growth continued in 1Q10, but with large regional disparities. Expansionary monetary policies were maintained in most major countries as inflation remained under control. Equity markets ended the quarter slightly higher, with increased volatility in the banking sector.

Economic environment
In 1Q10, the global economy continued to recover, but the speed and magnitude of improvement in economic activity continued to vary among countries and regions. Inflation picked up slightly due to higher energy prices, but given the early stage of the recovery, price pressures generally remained contained. Capacity utilization in most industrialized countries remained low, despite mild signs of improvement. Wage pressure did not generally impact inflation, reflecting continued high unemployment.

While signs of economic recovery became increasingly visible in larger EU countries (including Germany and France), some member states (including Greece, Italy, Ireland, Portugal and Spain) came under pressure from financial markets. The focus increasingly shifted to the sustainability of public finances, in particular concerns about Greece’s ability to repay debt or to finance new loans, which led to higher risk premiums on the government bonds of affected countries. The economic recovery in the US continued, still assisted by fiscal stimulus and the re-building of inventories. US core inflation showed the first monthly decline since the early 1980s, and given the absence of inflationary pressure, the US Federal Reserve (Fed) continued its expansionary monetary policy by keeping interest rates near zero and completing its substantial asset purchase program. More signs emerged that the recovery of the US economy had become broader, with business investment and private consumption starting to pick up. While the situation in the US labor market remained fragile in 1Q10, there were further indications of stabilization. Japan continued to experience deflation, despite the improved economic conditions and stronger export demand from China.

Emerging markets generally remained resilient. In particular, economies in non-Japan Asia experienced a robust economic recovery with a comparatively strong labor market and rising levels of capacity utilization, increasing the risk of inflation in these economies. The Chinese government began to take measures toward a less expansionary monetary policy with increased reserve requirements for major banks. In addition, China faced increased international pressure to subject its currency to market adjustments. The Reserve Bank of India raised the repurchase rate to counter rising inflationary pressure.

Despite varying risk premiums for some European sovereign debt, swap yields declined in 1Q10 (refer to the charts “Yield curves”). The main driver for the lower swap yield levels was the improvement in the credit markets and strong ongoing new issuance activity. The narrowing of credit spreads in corporate, emerging and high yield markets caused the entire swap curve to move lower over the quarter compared to the prior quarter (refer to the charts “Credit spreads”). The market for government bonds could not match this performance (with the exception of German and Swiss bonds) due to increased sovereign risks and fears of inflationary pressure. Equity markets declined until mid-February (refer to the charts “Equity markets”). Many investors saw this as a favorable buying opportunity, and stock prices rallied in the second half of 1Q10. Consumer discretionary, industrials and financial stocks outperformed during the second half of the quarter.

The US dollar appreciated in the first quarter against the euro and British pound. While concerns over sovereign credit in some countries in the EU weighed on the euro, the British pound suffered due to weak growth in the UK and lower expectations for interest rate increases by the Bank of England (BoE). The broadening economic recovery and higher commodity prices led to a strong performance in Australian and Canadian dollars and emerging market currencies against the US dollar. The Swiss franc continued its upward trend against the euro and ended 1Q10 slightly weaker against the US dollar.

Commodity markets had a weak start in 1Q10, experiencing broad-based price declines in early in the quarter. Part of the decline was due to profit taking after a strong performance in late 2009 and the strengthening US dollar. Beginning in mid-February, commodity prices began to recover amid the first signs that commodity consumption had started to increase in developed countries. Cyclical commodities such as industrial metals and oil led the recovery. Gold prices traded in a narrow band during 1Q10, with investment demand slowing as the US dollar strengthened. Agricultural commodity prices initially followed the recovery of the cyclical markets, but prospects of increased production globally led to a price correction in March.

Sector environment
1Q10 was a volatile quarter for the banking sector. European bank stocks fell by over 17% from their quarterly peak in January, followed by another sector recovery beginning in mid-February. Positive macroeconomic data and expectations of a more favorable earnings environment regarding trading and commission income supported bank stocks in the second half of 1Q10. Despite significant, longer-term funding needs, especially for European banks, long-term debt issuances by banks were low in 1Q10.

1Q10 had robust initial public offering (IPO) volumes and strong activity in debt issuance, with mergers and acquisitions (M&A) activity shifting towards emerging markets, in particular China. The global fee pool was down 23% compared to 4Q09, but up 38% compared to 1Q09. Debt capital markets contributed 37%, followed by equity capital markets, which was the leading contributor in 2009, with 31%. M&A share fell to 20%. Loans accounted for 12% of the global fee pool. Equity trading activity was sluggish in 1Q10 and remained below the pre-crisis level. Most exchanges recorded negative growth in March. Global fixed income trading volumes improved 5% compared to 4Q09, but decreased 13% compared to 1Q09. Global equity underwriting fees decreased 47% compared to 4Q09, but increased 133% compared to 1Q09. Global IPO volume recorded the highest first quarter volume since 2000, primarily driven by Asian issuers. Global debt underwriting fees were up 16% compared to 4Q09 and up 25% compared to 1Q09, with strong activity in the covered bond and high yield bond markets. Announced global M&A volumes were down 8% compared to 4Q09, but up 18% compared to 1Q09. Completed global M&A volumes were down 38% compared to 4Q09 and down 27% compared to 1Q09. Global syndicated lending volumes declined 1% compared to 4Q09 and 14% compared to 1Q09. Refinancing activity accelerated during the quarter.

In the first two months of 2010, the hedge fund industry attracted net inflows of USD 4.4 billion and grew to USD 1.5 trillion. Investors continued to prefer direct investments in hedge funds over investments in fund of fund products. Distressed debt was the best performing strategy in the first two months, mainly benefiting from the recovery in high yield markets and narrowing credit spreads. Investors continued to reinvest cash into asset management products with higher potential return. Bond funds continued to attract the majority of net new assets, but there were also inflows into balanced and equity products.

The wealth management sector benefited from better markets than a year ago, but investors remained risk-averse and continued to demand less complex financial products over tailor-made solutions. The regulatory scrutiny of offshore banking continued, creating uncertainty for the sector.

Interest rates in Switzerland remained at historical lows. Retail banking in Switzerland reflected strong competition in the mortgage business, resulting in continued margin pressure.
Regulators and governments continued their focus on regulatory reform, capital and liquidity requirements, compensation and systemic risk. The deadline for feedback from the banks on the Basel Committee on Banking Supervision (BCBS) proposals was April 2010. In preparation for the Toronto G-20 summit in June 2010, regulators continued to address the issues of “too big to fail,” qualifying capital instruments, bank levies and bonus and transaction taxes. In the EU, regulatory discussions focused on capital requirements and on the regulation of alternative investment managers. In the US, tax legislation was enacted to broaden reporting by foreign financial institutions regarding all accounts held by US persons or by foreign entities with substantial US ownership. For further information, refer to – Core Results – Regulatory proposals.

Market volumes (growth in %)

	Global		Europe

end of 1Q10	QoQ	YoY	QoQ	YoY

Equity trading volume [1]	3	8	1	15

Fixed income trading volume [2]	5	(13)	4	(28)

Announced mergers and acquisitions [3]	(8)	18	(24)	(2)

Completed mergers and acquisitions [3]	(38)	(27)	(37)	(51)

Equity underwriting [3]	(47)	133	(61)	23

Debt underwriting [3]	16	25	17	1

Syndicated lending - investment grade [3]	(1)	(14)	–	–

1 London Stock Exchange, Borsa Italiana, Deutsche Börse, BME and Euronext. Global also includes New York Stock Exchange and NASDAQ 2 Deutsche Börse and Federal Reserve Bank of New York 3 Dealogic

Credit Suisse
In 1Q10, we recorded net income attributable to shareholders of CHF 2,055 million. Diluted earnings per share were CHF 1.63. Annualized return on equity attributable to shareholders was 22.3%. Our capital position remained strong with a BIS tier 1 ratio of 16.4%.

Results

	in / end of			% change

	1Q10	4Q09	1Q09	QoQ	YoY

Statements of operations (CHF million)

Net revenues	9,013	6,715	8,106	34	11

Provision for credit losses	(50)	(40)	183	25	–

Compensation and benefits	3,893	2,467	4,340	58	(10)

General and administrative expenses	1,675	2,298	1,549	(27)	8

Commission expenses	520	530	467	(2)	11

Total other operating expenses	2,195	2,828	2,016	(22)	9

Total operating expenses	6,088	5,295	6,356	15	(4)

Income from continuing operations before taxes	2,975	1,460	1,567	104	90

Income tax expense	839	461	981	82	(14)

Income from continuing operations	2,136	999	586	114	265

Income/(loss) from discontinued operations	(19)	0	(32)	–	(41)

Net income	2,117	999	554	112	282

Less net income/(loss) attributable to noncontrolling interests	62	206	(1,452)	(70)	–

Net income attributable to shareholders	2,055	793	2,006	159	2

of which from continuing operations	2,074	793	2,038	162	2

of which from discontinued operations	(19)	0	(32)	–	(41)

Earnings per share (CHF)

Basic earnings per share from continuing operations	1.66	0.59	1.63	181	2

Basic earnings per share	1.64	0.59	1.60	178	2

Diluted earnings per share from continuing operations	1.65	0.56	1.62	195	2

Diluted earnings per share	1.63	0.56	1.59	191	3

Return on equity (%)

Return on equity attributable to shareholders (annualized)	22.3	8.3	22.6	–	–

Return on tangible equity attributable to shareholders (annualized) [1]	30.4	11.1	32.0	–	–

Number of employees (full-time equivalents)

Number of employees	48,300	47,600	46,700	1	3

1 Based on tangible shareholders' equity attributable to shareholders, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity attributable to shareholders. Management believes that the return on tangible shareholders' equity attributable to shareholders is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired.

Credit Suisse and Core Results

	Core Results			Noncontrolling interests without SEI			Credit Suisse

in	1Q10	4Q09	1Q09	1Q10	4Q09	1Q09	1Q10	4Q09	1Q09

Statements of operations (CHF million)

Net revenues	8,961	6,533	9,557	52	182	(1,451)	9,013	6,715	8,106

Provision for credit losses	(50)	(40)	183	0	0	0	(50)	(40)	183

Compensation and benefits	3,891	2,428	4,328	2	39	12	3,893	2,467	4,340

General and administrative expenses	1,666	2,270	1,525	9	28	24	1,675	2,298	1,549

Commission expenses	520	530	467	0	0	0	520	530	467

Total other operating expenses	2,186	2,800	1,992	9	28	24	2,195	2,828	2,016

Total operating expenses	6,077	5,228	6,320	11	67	36	6,088	5,295	6,356

Income/(loss) from continuing operations before taxes	2,934	1,345	3,054	41	115	(1,487)	2,975	1,460	1,567

Income tax expense	839	461	981	0	0	0	839	461	981

Income/(loss) from continuing operations	2,095	884	2,073	41	115	(1,487)	2,136	999	586

Income/(loss) from discontinued operations	(19)	0	(32)	0	0	0	(19)	0	(32)

Net income/(loss)	2,076	884	2,041	41	115	(1,487)	2,117	999	554

Less net income/(loss) attributable to noncontrolling interests	21	91	35	41	115	(1,487)	62	206	(1,452)

Net income attributable to shareholders	2,055	793	2,006	–	–	–	2,055	793	2,006

Statement of operations metrics (%)

Cost/income ratio	67.8	80.0	66.1	–	–	–	67.5	78.9	78.4

Pre-tax income margin	32.7	20.6	32.0	–	–	–	33.0	21.7	19.3

Effective tax rate	28.6	34.3	32.1	–	–	–	28.2	31.6	62.6

Net income margin [1]	22.9	12.1	21.0	–	–	–	22.8	11.8	24.7

1 Based on amounts attributable to shareholders.

Core Results
In 1Q10, we recorded net income attributable to shareholders of CHF 2,055 million. Private Banking reported very strong net new assets of CHF 18.6 billion from both our international and Swiss businesses, an annualized net new asset growth rate of 8.1%. Investment Banking reported well-diversified results across businesses and maintained market share momentum across most products and regions. Asset Management had a significant improvement in investment-related gains compared to 4Q09 and 1Q09 and strong net new assets of CHF 11.2 billion across most asset classes.

Core Results

	in / end of			% change

	1Q10	4Q09	1Q09	QoQ	YoY

Statements of operations (CHF million)

Net interest income	1,898	1,890	1,998	0	(5)

Commissions and fees	3,420	3,917	2,933	(13)	17

Trading revenues	3,453	525	4,899	–	(30)

Other revenues	190	201	(273)	(5)	–

Net revenues	8,961	6,533	9,557	37	(6)

Provision for credit losses	(50)	(40)	183	25	–

Compensation and benefits	3,891	2,428	4,328	60	(10)

General and administrative expenses	1,666	2,270	1,525	(27)	9

Commission expenses	520	530	467	(2)	11

Total other operating expenses	2,186	2,800	1,992	(22)	10

Total operating expenses	6,077	5,228	6,320	16	(4)

Income from continuing operations before taxes	2,934	1,345	3,054	118	(4)

Income tax expense	839	461	981	82	(14)

Income from continuing operations	2,095	884	2,073	137	1

Income/(loss) from discontinued operations	(19)	0	(32)	–	(41)

Net income	2,076	884	2,041	135	2

Less net income attributable to noncontrolling interests	21	91	35	(77)	(40)

Net income attributable to shareholders	2,055	793	2,006	159	2

of which from continuing operations	2,074	793	2,038	162	2

of which from discontinued operations	(19)	0	(32)	–	(41)

Statement of operations metrics (%)

Cost/income ratio	67.8	80.0	66.1	–	–

Pre-tax income margin	32.7	20.6	32.0	–	–

Effective tax rate	28.6	34.3	32.1	–	–

Net income margin [1]	22.9	12.1	21.0	–	–

Number of employees (full-time equivalents)

Number of employees	48,300	47,600	46,700	1	3

1 Based on amounts attributable to shareholders.

Core Results include the results of our three segments, the Corporate Center and discontinued operations. Core Results exclude revenues and expenses in respect of noncontrolling interests in which we do not have SEI. The Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses and revenues that have not been allocated to the segments. In addition, the Corporate Center includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.

Our Core Results are impacted by changes in credit spreads on Credit Suisse debt carried at fair value. The cumulative fair value gains of CHF 1.5 billion on Credit Suisse debt as of the opening 1Q10 balance sheet are reversed and charged to the segments on a straight-line amortization basis, and the difference between this amortization and the valuation adjustments on this Credit Suisse debt from changes in credit spreads is included in the Corporate Center. For further information, refer to – Accounting changes adopted in 1Q10, and II – Operating and financial review – Core Results in the Credit Suisse Annual Report 2009.

In managing the business, revenues are evaluated in the aggregate, including an assessment of trading gains and losses and the related interest income and expense from financing and hedging positions. For this reason, individual revenue categories may not be indicative of performance.

Certain reclassifications have been made to prior periods to conform to the current presentation.
Results overview
In 1Q10, we recorded net income attributable to shareholders of CHF 2,055 million compared to CHF 2,006 million in 1Q09. Net revenues were CHF 8,961 million compared to CHF 9,557 million in 1Q09. Total operating expenses were CHF 6,077 million compared to CHF 6,320 million in 1Q09. Our 1Q10 results included fair value gains of CHF 106 million on Credit Suisse vanilla debt. CHF 63 million of fair value losses were charged to the segments (primarily Investment Banking), reflecting the straight-line amortization, offset by CHF 169 million of fair value gains included in the Corporate Center.

In Private Banking, net revenues of CHF 2,900 million were stable compared to 1Q09. Recurring revenues, representing 78% of net revenues, were stable, as a decline in net interest income was offset by higher recurring commissions and fees. Net interest income decreased 6%, as margin compression on loans and deposits reflected the ongoing low interest rate environment in the economic cycle. Recurring commissions and fees increased 8%, mainly due to increased management fees, as fund management fees were positively impacted by a change in estimate for prior-year fee accruals, and overall higher asset-based commissions and fees on higher average assets under management. Average assets under management increased 15.9%, but recurring commissions and fees continued to reflect the shift into lower-margin investments, also within managed investment products, and the ongoing cautious investor behavior. Transaction-based revenues increased 3%, primarily because of higher brokerage and product issuing fees, reflecting increased volumes. Transaction-based revenues included fair value losses on the Clock Finance transaction compared to gains in 1Q09.

In Investment Banking, net revenues decreased 19% to CHF 5,216 million from 1Q09, but were 72% higher than 4Q09. 1Q09 results included approximately CHF 1.3 billion of revenues driven by the normalization of market conditions that had been severely dislocated in 4Q08. Revenues in 1Q10 were driven by solid fixed income and equity sales and trading revenues, as client-driven revenues recovered after a marked slowdown in 4Q09. The increase in sales and trading revenues was partially offset by weaker underwriting and advisory revenues, which were impacted by lower industry-wide issuance volumes and M&A activity than in 4Q09. Revenues included strong results across most fixed income sales and trading businesses in 1Q10 in the more normalized market conditions prevailing during the quarter compared to 1Q09. Approximately CHF 1.1 billion of fixed income sales and trading revenues in 1Q09 were driven by the narrowing of credit spreads that had widened dramatically in 4Q08 and the return to a more normalized relationship between the cash and synthetic markets following a period of substantial dislocation in 4Q08. Investment Banking had strong revenues in US residential mortgage-backed securities (RMBS) trading, global rates and foreign exchange, leveraged finance trading, emerging markets and high grade trading. Equity sales and trading revenues declined 27% against 1Q09, but significantly increased against 4Q09, and reflected strong revenues in cash equities and prime services and very strong revenues in equity derivatives. Approximately CHF 200 million of 1Q09 equity sales and trading revenues, primarily in equity derivatives and convertibles, were driven by a reduction in market volatility and the stabilization of the convertible bond market during the quarter. Results also reflected fair value losses on Credit Suisse debt of CHF 59 million compared to fair value gains of CHF 365 million in 1Q09 and net fair value losses of CHF 243 million in 4Q09.

In Asset Management, net revenues of CHF 631 million were up, primarily due to investment-related gains and gains from securities purchased from our money market funds compared to losses in 1Q09. Asset management fees were up 9%, primarily reflecting higher fees from fund administration services and from alternative investments. Average assets under management increased 2.2% over the period. Placement, transaction and other fees were up 12%. Performance fees and carried interest were up, primarily due to 1Q09 provisions for claw-backs of carried interest. Equity participations revenues were down, mainly from the reduction of our ownership interest in Aberdeen Asset Management (Aberdeen) due to an issuance of shares by Aberdeen. Investment-related gains, primarily in private equity investments in the energy, technology and commodity sectors and in credit-related investments, were CHF 126 million, compared to losses of CHF 387 million in 1Q09. Other revenues were up, reflecting realized and unrealized gains of CHF 107 million on securities purchased from our money market funds compared to losses of CHF 21 million in 1Q09 and the significant realized gains on securities acquired from client securities lending portfolios in 1Q09 and lower allocated funding costs.

For further information on Private Banking, Investment Banking and Asset Management, refer to II – Results by division.
Corporate Center income from continuing operations before taxes of CHF 82 million primarily reflected fair value gains of CHF 169 million on Credit Suisse debt.
Provision for credit losses was a net release of CHF 50 million in 1Q10, with net releases of CHF 69 million in Investment Banking and net provisions of CHF 19 million in Private Banking, reflecting the improving credit environment.

Total operating expenses decreased 4% compared to 1Q09, reflecting 10% lower compensation and benefits, offset in part by 9% higher general and administrative expenses. The decrease in compensation and benefits was mainly driven by lower performance-related compensation and deferred compensation from prior-year awards, offset in part by an increase in base salaries to ensure a more appropriate balance between fixed and variable compensation. General and administrative expenses increased, reflecting higher professional fees, information technology (IT) and travel and entertainment expenses, reflecting our investment in IT and distribution capabilities and increased client-related activity, offset in part by lower provisions.

The Core Results effective tax rate was 28.6% in 1Q10, compared to 34.3% in 4Q09, primarily reflecting the impact of the geographical mix of results. Net deferred tax assets increased CHF 1,213  million, or 13.8%, to CHF 10,032 million as of the end of 1Q10. The significant increase in net deferred tax assets primarily related to the consolidation of Alpine Securitization Corp (Alpine), which contributed net deferred tax assets of CHF 1,508 million, and foreign exchange translation gains of CHF 176 million. The deferred tax asset on the consolidation of Alpine does not affect tier 1 capital as it is excluded from the determination of regulatory capital. Excluding the effects of the consolidation of Alpine and foreign exchange translation gains, net deferred tax assets decreased by CHF 471 million, primarily as a result of profits attributable to 1Q10.

Assets under management from continuing operations were CHF 1,270.9 billion as of the end of 1Q10, an increase of CHF 41.9 billion, or 3.4%, compared to the end of 4Q09. The increase reflected strong net new assets of CHF 18.6 billion in Private Banking and CHF 11.2 billion in Asset Management and favorable market performance.

As part of the ongoing review to improve risk management approaches and methodologies, we are implementing a revised value-at-risk (VaR) measure for risk management purposes. This revised VaR, which we call risk management VaR, adjusts VaR in cases where short-term market volatility over a six-month period is different than long-term volatility in a three-year dataset. For more information, refer to IV – Treasury and Risk management – Risk management.

Core Results reporting by division

	in			% change

	1Q10	4Q09	1Q09	QoQ	YoY

Net revenues (CHF million)

Wealth Management Clients	2,464	2,572	2,369	(4)	4

Corporate & Institutional Clients	436	428	509	2	(14)

Private Banking	2,900	3,000	2,878	(3)	1

Investment Banking	5,216	3,038	6,442	72	(19)

Asset Management	631	637	6	(1)	–

Corporate Center	214	(142)	231	–	(7)

Net revenues	8,961	6,533	9,557	37	(6)

Provision for credit losses (CHF million)

Wealth Management Clients	32	9	16	256	100

Corporate & Institutional Clients	(13)	17	31	–	–

Private Banking	19	26	47	(27)	(60)

Investment Banking	(69)	(66)	136	5	–

Provision for credit losses	(50)	(40)	183	25	–

Total operating expenses (CHF million)

Wealth Management Clients	1,755	1,871	1,629	(6)	8

Corporate & Institutional Clients	234	246	210	(5)	11

Private Banking	1,989	2,117	1,839	(6)	8

Investment Banking	3,491	2,074	3,892	68	(10)

Asset Management	465	478	496	(3)	(6)

Corporate Center	132	559	93	(76)	42

Total operating expenses	6,077	5,228	6,320	16	(4)

Income from continuing operations before taxes (CHF million)

Wealth Management Clients	677	692	724	(2)	(6)

Corporate & Institutional Clients	215	165	268	30	(20)

Private Banking	892	857	992	4	(10)

Investment Banking	1,794	1,030	2,414	74	(26)

Asset Management	166	159	(490)	4	–

Corporate Center	82	(701)	138	–	(41)

Income from continuing operations before taxes	2,934	1,345	3,054	118	(4)

Core Results reporting by region

	in			% change

	1Q10	4Q09	1Q09	QoQ	YoY

Net revenues (CHF million)

Switzerland	2,146	2,066	2,314	4	(7)

EMEA	2,289	1,570	2,303	46	(1)

Americas	3,520	2,316	3,821	52	(8)

Asia Pacific	792	723	888	10	(11)

Corporate Center	214	(142)	231	–	(7)

Net revenues	8,961	6,533	9,557	37	(6)

Income/(loss) from continuing operations before taxes (CHF million)

Switzerland	759	784	952	(3)	(20)

EMEA	571	205	491	179	16

Americas	1,405	932	1,352	51	4

Asia Pacific	117	125	121	(6)	(3)

Corporate Center	82	(701)	138	–	(41)

Income from continuing operations before taxes	2,934	1,345	3,054	118	(4)

A significant portion of our business requires inter-regional coordination in order to facilitate the needs of our clients. The methodology for allocating our results by region is dependent on management judgment. For Private Banking, results are allocated based on the management reporting structure of our relationship managers and the region where the transaction is recorded. For Investment Banking, trading results are allocated based on where the risk is primarily managed and fee-based results are allocated where the client is domiciled. For Asset Management, results are allocated based on the location of the investment advisors and sales teams.

Regulatory proposals and developments
Government leaders and regulators continued to focus on reform of the financial services industry, including capital, leverage and liquidity requirements, changes in compensation practices and systemic risk. G-20 leaders pledged to increase regulation and improve coordination of oversight of banks and financial institutions. In December 2009, the BCBS published consultative proposals, aimed at strengthening capital, liquidity and the resilience of the banking sector, which are expected to be finalized at the end of 2010 and implemented over time. The US Congress and regulators continued working to restructure the regulatory framework for financial services in the US. The US administration and other governments proposed the imposition of taxes and other levies on financial institutions, including on certain compensation and liabilities. The US administration also proposed prohibiting certain activities, including investing in private equity and hedge funds and proprietary trading unrelated to serving clients, and limiting the size, of certain depository financial institutions. Any final regulations or legislation could result in additional costs or limit or restrict the way we conduct our business, although uncertainty remains about the impact of regulatory reform. We believe the regulatory response must be closely coordinated on an international basis to provide a level playing field and must be carefully balanced to ensure a strong financial sector and global economy. We believe we are well positioned for regulatory reform, as we have reduced risk and maintained strong capital, funding and liquidity.

In April 2010, we agreed on liquidity principles with the FINMA, after its consultation with the Swiss National Bank, to ensure that the Group and the Bank have adequate holdings on a consolidated basis of liquid, unencumbered, high-quality securities available for designated periods of time in a crisis situation. The principles will be in effect as of the end of 2Q10. For further information, refer to IV – Treasury and Risk management – Treasury management.

The UK government enacted in April 2010 a levy on variable compensation exceeding GBP 25,000 for 2009 for certain employees of financial institutions operating in the UK. For further information, refer to - Compensation and benefits.

Legal proceedings
Credit Suisse is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. Some of these actions have been brought on behalf of various classes of claimants and seek damages of material and/or indeterminate amounts. Credit Suisse believes, based on currently available information and advice of counsel, that the results of such proceedings, in the aggregate, will not have a material adverse effect on its financial condition, but might be material to operating results for any particular period, depending in part, upon the operating results for such period. For further information on Credit Suisse's legal proceedings, refer to Note 28 - Litigation in V - Condensed consolidated financial statements - unaudited.

German data matter
The media has reported that German authorities have initiated an investigation into 1,100 Credit Suisse clients for possible tax evasion. The information about the clients is reported by the media to have come from a CD-rom acquired by the German authorities. Based on information the German authorities have provided to certain of our clients, we now have reason to believe Credit Suisse is one of the firms that has been the victim of a data theft or otherwise had certain client information acquired. We are conducting an internal review to determine how this information was obtained. We believe our data security and other similar controls are effective.

We take this matter very seriously and will deal with the issues in an appropriate manner reflecting our legal obligations and the interests of our clients, employees and the firm. We intend to cooperate with all relevant governmental authorities in any investigation. Credit Suisse has filed criminal charges against the individuals who committed the data theft, who are currently unknown. We have no reason to believe the German authorities are investigating Credit Suisse.

Compensation and benefits
Compensation and benefits for a given year reflect the strength and breadth of the business results and staffing levels and include fixed components, such as salaries, benefits and the amortization of share-based and other deferred compensation from prior-year awards, and a variable component. The variable component reflects the performance-based compensation for the current year. The portion of the performance-based compensation for the current year deferred through share-based and other awards is expensed in future periods and is subject to vesting and other conditions.

Our compensation structure is substantially compliant with G-20 and FINMA guidelines for best compensation practices and is designed to ensure adequate consideration of risk in compensation decisions and further align the interests of our employees with the long-term success of the Group. Our compensation structure also reflects increased base salaries for managing directors and directors in 2010 to ensure a more appropriate balance between fixed and variable compensation and an increase in the proportion of variable compensation that is deferred.

The UK levy on variable compensation exceeding GBP 25,000 for 2009 was enacted in April 2010 and will result in additional compensation expenses currently estimated at CHF 400 million in 2Q10, which will be included in Corporate Center. We reduced the aggregate amount of variable compensation for 2009 by 5%, and significantly reduced the amount of variable compensation for 2009 of managing directors in the UK, which absorbed the majority of the levy’s expected costs. Expenses in 2009 did not include an accrual related to this UK levy as it was not yet enacted law.

Funding
We centrally manage our funding activities. New securities for funding and capital purposes are issued primarily by the Bank. The Bank lends funds to our operating subsidiaries and affiliates on both a senior and subordinated basis, as needed, the latter typically to meet capital requirements, or as desired by management to capitalize on opportunities. Capital is distributed to the segments considering factors such as regulatory capital requirements, utilized economic capital and the historic and future potential return on capital.

Transfer pricing, using market rates, is used to record net revenues and expense in each of the segments for this capital and funding. Our funds transfer pricing system is designed to allocate to our businesses funding costs in a way that incentivizes their efficient use of funding. Our funds transfer pricing system is an essential tool that allocates to the businesses the short-term and long-term costs of funding their balance sheet and the costs associated with funding liquidity and balance sheet items, such as goodwill, which are beyond the control of individual businesses. This is of greater importance in a stressed capital markets environment where raising funds is more challenging and expensive. Under this system, our businesses are also credited to the extent they provide long-term stable funding.

Accounting changes adopted in 1Q10
The adoption of new accounting principles generally accepted in the US (US GAAP) on January 1, 2010 governing when an entity should be consolidated resulted in an increase in assets of CHF 15.0 billion to the opening 1Q10 consolidated balance sheet and a reduction of CHF 2.4 billion, net of tax, in retained earnings and a reduction in total shareholders’ equity of CHF 2.2 billion. The reduction in total shareholders’ equity was related to the consolidation of Alpine, a multi-seller commercial paper (CP) conduit administered by Credit Suisse, and primarily represents Alpine’s cumulative losses from the FVOD transaction of CHF 3.7 billion before tax. The FVOD transaction was designed to offset a significant portion of the volatility in credit spread movements on Credit Suisse vanilla debt. The consolidation of entities under these new rules did not have an impact on tier 1 capital or risk-weighted assets because of the securitization framework used under Basel II, which differs from US GAAP.

Fair valuations
Fair value can be a relevant measurement for financial instruments when it aligns the accounting for these instruments with how we manage our business. The levels of the fair value hierarchy as defined by the relevant accounting guidance are not a measurement of economic risk, but rather an indication of the observability of prices or valuation inputs. For further information, refer to Note 1 – Summary of significant accounting policies and Note 25 – Fair value of financial instruments in V – Condensed consolidated financial statements – unaudited.

The fair value of the majority of the Group’s financial instruments is based on quoted prices in active markets (level 1) or observable inputs (level 2). These instruments include government and agency securities, certain CP, most investment grade corporate debt, certain high yield debt securities, exchange-traded and certain over-the-counter (OTC) derivative instruments and most listed equity securities.

In addition, the Group holds financial instruments for which no prices are available and which have little or no observable inputs (level 3). For these instruments, the determination of fair value requires subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions and the risks affecting the specific instrument. In such circumstances, valuation is determined based on management’s own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These instruments include certain high yield debt securities, distressed debt securities, certain OTC derivatives, certain collateralized debt obligations (CDO), certain asset-backed and mortgage-backed securities, non-traded equity securities, private equity and other long-term investments.

Models were used to value these products. Models are developed internally and are reviewed by functions independent of the front office to ensure they are appropriate for current market conditions. The models require subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions and risks affecting the specific instrument. The models consider observable and unobservable parameters in calculating the value of these products, including certain indices relating to these products. Consideration of these indices is more significant in periods of lower market activity.

As of the end of 1Q10, 57% and 44% of our total assets and total liabilities attributable to shareholders, respectively, were measured at fair value and our net level 3 assets attributable to shareholders were CHF 48.8 billion. As of the end of 1Q10, 5% of total assets attributable to shareholders were classified as level 3 assets attributable to shareholders, unchanged from 4Q09. As of the end of 1Q10, 8% of total assets attributable to shareholders measured at fair value were recorded as level 3 assets attributable to shareholders, compared to 9% as of the end of 4Q09.

While the majority of our level 3 assets are recorded in Investment Banking, some are recorded in Asset Management, specifically certain private equity investments. Total assets at fair value recorded as level 3 increased during 1Q10, primarily reflecting the consolidation of certain entities (alternative investment and non-agency RMBS) as a result of new accounting rules governing when an entity is consolidated under US GAAP. For further information, refer to – Accounting changes adopted in 1Q10.

We believe that the range of any valuation uncertainty, in the aggregate, would not be material to our financial condition.
Personnel
Headcount at the end of 1Q10 was 48,300, up 1,600 from 1Q09, and up 700 compared to 4Q09. The increase from 4Q09 was mainly driven by the expansion of the sales force in fixed income and additional headcount in prime services and cash equities in Investment Banking and an increase in IT professionals.

Number of employees by division

	end of			% change

	1Q10	4Q09	1Q09	QoQ	YoY

Number of employees by division (full-time equivalents)

Private Banking	24,600	24,300	24,100	1	2

Investment Banking	20,000	19,400	18,800	3	6

Asset Management	2,900	3,100	3,100	(6)	(6)

Corporate Center	800	800	700	0	14

Number of employees	48,300	47,600	46,700	1	3

Key performance indicators
To benchmark our achievements, we have defined a set of key performance indicators (KPI) for which we have targets to be achieved over a three to five year period across market cycles.
Growth
We target integrated bank collaboration revenues in excess of CHF 10 billion annually by 2012. For 1Q10, integrated bank collaboration revenues were CHF 1.0 billion.
For net new assets, we target a growth rate above 6%. In 1Q10, we recorded an annualized net new asset growth rate of 8.5% and a rolling four-quarter average growth rate of 5.5%.
Efficiency and performance
For total shareholder return, we target superior share price appreciation plus dividends compared to our peer group. Our 1Q10 total shareholder return was 6.2%. The 1Q10 average total shareholder return of our peer group was 12.4%.

For return on equity attributable to shareholders, we target an annual rate of return of above 18%. The annualized return on equity attributable to shareholders was 22.3% in 1Q10.
We target a Core Results cost/income ratio of 65%. Our Core Results cost/income ratio was 67.8% for 1Q10.
Capital
For the BIS tier 1 ratio, we target a minimum ratio of 12.5%. The BIS tier 1 ratio was 16.4% as of the end of 1Q10.

in / end of	Target	1Q10	2009	2008	2007

Growth

Collaboration revenues (CHF billion)	CHF 10 billion annually by 2012	1.0	5.2	5.2	5.9

Net new asset growth (%) (annualized)	Above 6%	8.5	4.0	(0.2)	3.1

Efficiency and performance (%)

Total shareholder return (Credit Suisse) [1]	Superior return vs. peer group	6.2	80.1	(56.1)	(17.8)

Total shareholder return of peer group [2]	–	12.4	35.2	(55.0)	(18.0)

Return on equity attributable to shareholders (annualized)	Above 18%	22.3	18.3	(21.1)	18.0

Core Results cost/income ratio	Below 65%	67.8	73.0	195.7	73.1

Capital (%)

BIS tier 1 ratio	Above 12.5%	16.4	16.3	13.3	10.0	[3]

1 The total return of an investor is measured by the capital gain/(loss) plus dividends received. 2 Peer group for this comparison comprises Bank of America, Barclays, BNP Paribas, Citigroup, Deutsche Bank, HSBC, JPMorgan Chase and UBS. 3 Under Basel I we reported a tier 1 ratio of 11.1% as of the end of 2007.

Results by division
Private Banking
Investment Banking
Asset Management
Private Banking
In 1Q10, we reported net revenues of CHF 2,900 million and solid income before taxes of CHF 892 million. Net new assets of CHF 18.6 billion were very strong in both our international and Swiss businesses. Wealth Management Clients contributed net new assets of CHF 12.9 billion, an annualized net new asset growth rate of 6.4%.

Results

	in / end of				% change

	1Q10	4Q09	1Q09		QoQ	YoY

Statements of operations (CHF million)

Net revenues	2,900	3,000	2,878		(3)	1

Provision for credit losses	19	26	47		(27)	(60)

Compensation and benefits	1,183	1,213	1,151		(2)	3

General and administrative expenses	638	761	543	[1]	(16)	17

Commission expenses	168	143	145		17	16

Total other operating expenses	806	904	688		(11)	17

Total operating expenses	1,989	2,117	1,839		(6)	8

Income before taxes	892	857	992		4	(10)

of which Wealth Management Clients	677	692	724		(2)	(6)

of which Corporate & Institutional Clients	215	165	268		30	(20)

Statement of operations metrics (%)

Cost/income ratio	68.6	70.6	63.9		–	–

Pre-tax income margin	30.8	28.6	34.5		–	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	6,802	6,791	7,023		0	(3)

Pre-tax return on average utilized economic capital (%) [2]	52.9	50.9	57.0		–	–

Number of employees (full-time equivalents)

Number of employees	24,600	24,300	24,100		1	2

1 Includes CHF 100 million of captive insurance settlements proceeds in Wealth Management Clients. 2 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

	in / end of			% change

	1Q10	4Q09	1Q09	QoQ	YoY

Net revenue (CHF million)

Net interest income	1,214	1,248	1,289	(3)	(6)

Non-interest income	1,686	1,752	1,589	(4)	6

Net revenues	2,900	3,000	2,878	(3)	1

Net revenue detail (CHF million)

Recurring	2,270	2,297	2,266	(1)	0

Transaction-based	630	703	612	(10)	3

Net revenues	2,900	3,000	2,878	(3)	1

Provision for credit losses (CHF million)

New provisions	75	74	93	1	(19)

Releases of provisions	(56)	(48)	(46)	17	22

Provision for credit losses	19	26	47	(27)	(60)

Balance sheet statistics (CHF million)

Net loans	177,776	175,245	176,504	1	1

of which Wealth Management Clients [1]	126,797	124,907	123,448	2	3

of which Corporate & Institutional Clients	50,979	50,338	53,056	1	(4)

Deposits	256,290	257,650	257,961	(1)	(1)

of which Wealth Management Clients [1]	207,115	210,718	214,316	(2)	(3)

of which Corporate & Institutional Clients	49,175	46,932	43,645	5	13

Number of relationship managers

Switzerland	2,000	1,980	1,940	1	3

EMEA	1,210	1,190	1,220	2	(1)

Americas	540	550	530	(2)	2

Asia Pacific	360	360	380	0	(5)

Wealth Management Clients	4,110	4,080	4,070	1	1

Corporate & Institutional Clients (Switzerland)	490	490	500	0	(2)

Number of relationship managers	4,600	4,570	4,570	1	1

1 Wealth Management Clients covers individual clients, including affluent, high-net-worth and ultra-high-net-worth clients.

Business environment
In 1Q10, the global economy continued to recover with macroeconomic data indicating the end of the recession. Monetary authorities started to gradually scale back some of the extraordinary measures undertaken in 2008 and 2009, but kept interest rates low. Financial markets were characterized by rising equity indices and overall low levels of volatility. The US dollar strengthened against the Swiss franc during 1Q10, while the euro weakened against both the Swiss franc and the US dollar, reflecting concerns about sovereign debt and finances, which also led to a widening of European government benchmark credit spreads.

Ongoing uncertainty regarding the sustainability of the economic recovery resulted in monetary authorities maintaining and forecasting a continuing low interest rate environment. This continuing low interest rate environment resulted in further margin compression for the private banking sector.

The wealth management industry faced increased regulatory scrutiny, especially relating to the international exchange of information and client data, and continued to be the focus of tax authorities. In Western Europe, there were ongoing political discussions on cross-border wealth management and actions by governments, including tax amnesties, leading to increased uncertainty of wealth management clients.

Investor sentiment improved slightly, although investors continued to remain cautious with regard to managed investment products. Client activity remained subdued for most of the quarter.
In Switzerland, the economic recovery strengthened during 1Q10, primarily reflecting increases in exports and robust domestic demand. The Swiss labor market showed further signs of stabilization with a slight decrease in the unemployment rate. Swiss consumer confidence improved. Following the trend of the previous quarter, the number of start-up company formations was at a high level, however insolvencies remained high.

For further information, refer to I – Credit Suisse results – Operating environment.
Assets under management - Private Banking

	in / end of			% change

	1Q10	4Q09	1Q09	QoQ	YoY

Assets under management by region (CHF billion)

Switzerland	337.5	328.2	303.6	2.8	11.2

EMEA	277.5	277.3	250.4	0.1	10.8

Americas	135.6	129.6	109.5	4.6	23.8

Asia Pacific	74.2	67.7	51.4	9.6	44.4

Wealth Management Clients	824.8	802.8	714.9	2.7	15.4

Corporate & Institutional Clients (Switzerland)	120.9	112.1	93.8	7.9	28.9

Assets under management	945.7	914.9	808.7	3.4	16.9

Average assets under management (CHF billion)

Average assets under management	930.4	900.8	803.1	3.3	15.9

Assets under management by currency (CHF billion)

USD	308.5	298.2	277.2	3.5	11.3

EUR	246.8	248.4	216.5	(0.6)	14.0

CHF	284.3	269.9	227.7	5.3	24.9

Other	106.1	98.4	87.3	7.8	21.5

Assets under management	945.7	914.9	808.7	3.4	16.9

Net new assets by region (CHF billion)

Switzerland	4.5	(2.1)	1.9	–	136.8

EMEA	2.4	0.6	4.5	300.0	(46.7)

Americas	2.0	3.1	0.6	(35.5)	233.3

Asia Pacific	4.0	3.8	2.6	5.3	53.8

Wealth Management Clients	12.9	5.4	9.6	138.9	34.4

Corporate & Institutional Clients (Switzerland)	5.7	1.0	1.8	470.0	216.7

Net new assets	18.6	6.4	11.4	190.6	63.2

Growth in assets under management (CHF billion)

Net new assets	12.9	5.4	9.6	–	–

Other effects	9.1	4.6	11.1	–	–

of which market movements	15.8	13.1	(13.7)	–	–

of which currency	(4.2)	(6.4)	25.1	–	–

of which other	(2.5)	(2.1)	(0.3)	–	–

Wealth Management Clients	22.0	10.0	20.7	–	–

Corporate & Institutional Clients (Switzerland)	8.8	3.1	(0.9)	–	–

Growth in assets under management	30.8	13.1	19.8	–	–

Growth in assets under management (annualized) (%)

Net new assets	8.1	2.8	5.8	–	–

of which Wealth Management Clients	6.4	2.7	5.5	–	–

of which Corporate & Institutional Clients	20.3	3.7	7.6	–	–

Other effects	5.3	3.0	4.3	–	–

Growth in assets under management	13.4	5.8	10.1	–	–

Growth in assets under management (rolling four-quarter average) (%)

Net new assets	6.0	5.3	5.0	–	–

of which Wealth Management Clients	5.4	5.1	4.8	–	–

of which Corporate & Institutional Clients	10.9	6.7	6.9	–	–

Other effects	10.9	10.7	(15.1)	–	–

Growth in assets under management (rolling four-quarter average)	16.9	16.0	(10.1)	–	–

Results overview
Income before taxes of CHF 892 million decreased compared to CHF 992 million in 1Q09, which included significant recoveries on non-credit-related provisions. Net revenues of CHF 2,900 million were stable compared to 1Q09. Recurring revenues, representing 78% of net revenues, were stable, as a decline in net interest income was offset by higher recurring commissions and fees. Net interest income decreased 6%, as margin compression on loans and deposits reflected the ongoing low interest rate environment in the economic cycle. Recurring commissions and fees increased 8%, mainly due to increased management fees, as fund management fees were positively impacted by a change in estimate for prior-year fee accruals, and overall higher asset-based commissions and fees on higher average assets under management. Average assets under management increased 15.9%, but recurring commissions and fees continued to reflect the shift into lower-margin investments, also within managed investment products, and the ongoing cautious investor behavior. Transaction-based revenues increased 3%, primarily because of higher brokerage and product issuing fees, reflecting increased volumes. Transaction-based revenues included fair value losses on the Clock Finance transaction compared to gains in 1Q09.

We recorded a low level of provision for credit losses of CHF 19 million, with net provisions of CHF 32 million in Wealth Management Clients and net releases of CHF 13 million in Corporate & Institutional Clients.

Total operating expenses of CHF 1,989 million were 8% higher, reflecting higher general and administrative expenses, compensation and benefits and commission expenses. The 17% increase in general and administrative expenses was mainly due to significant recoveries on non-credit-related provisions in 1Q09. Excluding this impact, general and administrative expenses increased 5%. Compensation and benefits increased 3%, mainly reflecting base salary and headcount increases.

Compared to 4Q09, income before taxes increased 4%. Net revenues decreased 3%, reflecting lower transaction-based and stable recurring revenues. The decline in transaction-based revenues mainly reflected lower integrated solutions revenues and foreign exchange income from client transactions in 1Q10 and gains on auction rate securities (ARS) positions in 4Q09. Stable recurring revenues reflected lower net interest income and performance fees, compared to strong semi-annual performance fees in 4Q09, offset by the higher fund management fees. Total operating expenses decreased 6%, primarily reflecting lower general and administrative expenses.

Assets under management as of the end of 1Q10 were CHF 945.7 billion, up 3.4% compared to the end of 4Q09. The increase reflected positive market movements and strong net new assets of CHF 18.6 billion. Net new assets in 1Q10 benefited from strong inflows in our international and Swiss businesses, with CHF 12.9 billion from Wealth Management Clients and CHF 5.7 billion from Corporate & Institutional Clients. Net new assets were especially strong in emerging markets in Asia Pacific, Latin America and the Middle East. We had outflows in our Western Europe cross-border business, reflecting client uncertainty from regulatory scrutiny of cross-border wealth management.

Assets under management as of the end of 1Q10 were up 16.9% compared to the end of 1Q09. The increase reflected positive market movements and strong net new assets of CHF 48.8 billion. Average assets under management in 1Q10 increased 15.9% compared to 1Q09 and 3.3% compared to 4Q09.

Performance indicators
Pre-tax income margin (KPI)
Our target over market cycles is a pre-tax income margin above 40%. In 1Q10, the pre-tax income margin was 30.8%, down 3.7 percentage points from 1Q09 and up 2.2 percentage points from 4Q09.

Net new asset growth rate for Wealth Management Clients (KPI)
Our target over market cycles is a growth rate over 6%. In 1Q10, our annualized quarterly growth rate was 6.4%. The rolling four-quarter average growth rate was 5.4%.

Initiatives and achievements
In 1Q10, we continued our long-term strategy of organic growth and strengthened our client focus:
– We announced the launch of our domestic wealth management business in Bahrain, another step in our international growth strategy in the EMEA region. The Bahrain office will focus on serving wealthy individuals and families that seek a sophisticated approach to asset allocation and access to a global platform for specialized financial services and products.

– We received in-principle approval to establish a bank branch in Mumbai, enabling us to substantially expand the range of services we offer in the Indian market and demonstrating both our commitment to our Indian clients and the Indian financial services industry and our strategy of developing onshore presence in key markets. Once established, the Mumbai bank branch will be able to accept deposits and provide financing to clients, complementing the capabilities of our non-banking franchise in India.

– Our Frontline Leadership Initiative clearly defines roles and responsibilities along defined career paths while fostering personal development by continuously enhancing professional skills, knowledge and confidence. It includes certification to ensure that our client-focused staff is fully prepared to meet both client needs and evolving regulatory requirements and uphold the strong reputation of Credit Suisse.

– Our client contact center in Switzerland was awarded two key quality management certifications, ISO 9001, the quality system commonly used in Switzerland, and EN 15838, an international standard specifically for client contact centers. Our contact center was the first in Switzerland and the second in Europe to receive the international standard. The two certifications help us to differentiate Credit Suisse qualitatively in the industry and demonstrate our efforts to provide a consistently high level of service to our clients.

Results detail
The following provides a comparison of our 1Q10 results versus 1Q09 (YoY) and versus 4Q09 (QoQ).
Net revenues
Recurring revenues arise from net interest income, recurring commissions and fees, including performance-based fees, related to assets under management and custody assets, as well as fees for general banking products and services. Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Transaction-based revenues arise primarily from brokerage and product issuing fees, foreign exchange income from client transactions and other transaction-based income.

YoY: Stable at CHF 2,900 million
Recurring revenues were stable, as a 6% decline in net interest income was offset by an 8% increase in recurring commissions and fees. The decrease in net interest income mainly reflected lower margins on stable average loan volumes. Net interest income on deposits was stable, with lower margins on higher average volumes. The margin on loans and deposits reflected the ongoing low interest rate environment. The increase in recurring commissions and fees primarily reflected higher fund management fees positively impacted by a change in estimate for prior-year fee accruals and overall higher asset-based commissions and fees on higher average assets under management. Transaction-based revenues increased 3%, as the impact from higher brokerage and product issuing fees in 1Q10 was offset in part by fair value losses on the Clock Finance transaction in 1Q10 compared to fair value gains in 1Q09.

QoQ: Down 3% from CHF 3,000 million to CHF 2,900 million
The decline reflected lower transaction-based revenues. Transaction-based revenues declined 10%, mainly resulting from lower integrated solutions revenues and foreign exchange income from client transactions, offset in part by lower fair value losses from the Clock Finance transaction. 4Q09 transaction-based revenues included gains on ARS positions. Recurring revenues were stable, reflecting a 3% decline in net interest income and stable recurring commissions and fees. Net interest income declined, with lower margins on stable average deposit and loan volumes. Stable recurring commissions and fees mainly reflected the impact of the strong semi-annual performance fees from Hedging-Griffo in 4Q09 offset by the higher fund management fees in 1Q10.

Provision for credit losses
YoY: Down 60% from CHF 47 million to CHF 19 million
New provisions of CHF 75 million and releases of CHF 56 million resulted in net new provision for credit losses of CHF 19 million, of which net new provisions of CHF 32 million, mainly related to an isolated case, were in Wealth Management Clients and net releases of CHF 13 million were in Corporate & Institutional Clients. A substantial part of the new provisions were in Wealth Management Clients and a substantial part of the releases were in Corporate & Institutional Clients. While corporate insolvencies remained at a record level in Switzerland in 1Q10, there were indications of an improving economic and credit environment. Our corporate and institutional loan portfolio has sound quality, relatively low concentrations and is mainly collateralized by mortgages and securities. The Wealth Management Clients loan portfolio is substantially comprised of residential mortgages in Switzerland and loans collateralized by securities.

QoQ: Down 27% from CHF 26 million to CHF 19 million
Provision for credit losses reflected slightly higher releases in 1Q10 compared to 4Q09.
Operating expenses
Compensation and benefits
YoY: Up 3% from CHF 1,151 million to CHF 1,183 million
The increase in compensation and benefits was driven by increases in base salaries and headcount.
QoQ: Down 2% from CHF 1,213 million to CHF 1,183 million
The decrease reflected lower performance-related compensation mostly offset by the increases in base salaries, headcount, related benefits and higher amortization of deferred compensation from prior-year share awards.

General and administrative expenses
YoY: Up 17% from CHF 543 million to CHF 638 million
The increase mainly reflected the net positive impact of CHF 65 million in non-credit-related provisions in 1Q09, which included captive insurance settlement proceeds of CHF 100 million and CHF 35 million of provisions to buy back certain clients' Lehman Brothers structured notes. Excluding this net impact, general and administrative expenses increased 5%, primarily from IT investment and higher professional fees.

QoQ: Down 16% from CHF 761 million to CHF 638 million
The decrease primarily reflected the seasonally higher sales and marketing expenses and higher IT investment in 4Q09.
Personnel
Headcount at the end of 1Q10 was 24,600, up by 300 against 4Q09 and by 500 against 1Q09. The increase during 1Q10 was mainly driven by a transfer of certain fund administration operations from Asset Management and an increase in IT professionals to support international growth. The number of relationship managers in Wealth Management Clients was stable against 4Q09 as well as 1Q09. The development during 1Q10 reflected a slight increase in EMEA, while the number of relationship managers in Americas decreased slightly.

Wealth Management Clients
Net revenues
Recurring
YoY: Up 3% from CHF 1,825 million to CHF 1,877 million
The increase mainly reflected an 8% increase in recurring commissions and fees, mainly driven by management fees, as funds management fees were positively impacted by a change in estimate for prior-year accruals. The increase in recurring commissions and fees also reflected overall higher asset-based commissions and fees on higher average assets under management. Net interest income decreased 2%, with lower margins on slightly higher average loan volumes and higher margins on slightly higher average deposit volumes. The margin on loans and deposits reflected the ongoing low interest rate environment.

QoQ: Stable at CHF 1,877 million
Recurring commissions and fees were stable, as the impact of strong semi-annual performance fees from Hedging-Griffo in 4Q09 was offset by the higher fund management fees and overall higher asset-based commissions and fees on higher average assets under management. Net interest income decreased 3% due to lower margins on stable average deposit and loan volumes.

Transaction-based
YoY: Up 8% from CHF 544 million to CHF 587 million
The increase was mainly due to higher brokerage and product issuing fees, reflecting increased volumes.
QoQ: Down 13% from CHF 674 million to CHF 587 million
The decline mainly reflected lower integrated solutions revenues and foreign exchange income from client transactions in 1Q10 and gains on ARS positions in 4Q09.
Gross margin on assets under management
Our gross margin was 121 basis points in 1Q10, 13 basis points lower than 1Q09. The recurring margin decreased 11 basis points, as the 14.8% increase in average assets under management exceeded the 3% increase in recurring revenues. The transaction-based margin decreased two basis points, reflecting the 8% increase in revenues and the 14.8% increase in average assets under management.

Compared to 4Q09, the gross margin declined nine basis points. The recurring margin decreased four basis points, as average assets under management increased 2.9% while recurring revenues were stable. The transaction-based margin decreased five basis points, reflecting the 13% decrease in revenues.

Results - Wealth Management Clients

	in / end of			% change

	1Q10	4Q09	1Q09	QoQ	YoY

Statements of operations (CHF million)

Net revenues	2,464	2,572	2,369	(4)	4

Provision for credit losses	32	9	16	256	100

Total operating expenses	1,755	1,871	1,629	(6)	8

Income before taxes	677	692	724	(2)	(6)

Statement of operations metrics (%)

Cost/income ratio	71.2	72.7	68.8	–	–

Pre-tax income margin	27.5	26.9	30.6	–	–

Net revenues (CHF million)

Net interest income	921	946	943	(3)	(2)

Non-interest income	1,543	1,626	1,426	(5)	8

Net revenues	2,464	2,572	2,369	(4)	4

Net revenue detail (CHF million)

Recurring	1,877	1,898	1,825	(1)	3

Transaction-based	587	674	544	(13)	8

Net revenues	2,464	2,572	2,369	(4)	4

Average assets under management (CHF billion)

Average assets under management	813.6	790.7	708.9	2.9	14.8

Gross margin on assets under management (annualized) (bp)

Recurring	92	96	103	–	–

Transaction-based	29	34	31	–	–

Gross margin on assets under management	121	130	134	–	–

Corporate & Institutional Clients
Net revenues
Net interest income
YoY: Down 15% from CHF 346 million to CHF 293 million
The decrease was mainly due to lower net interest income on loans, reflecting lower margins on lower average volumes. In addition, net interest income on deposits decreased, reflecting lower margins on higher average volumes.

QoQ: Down 3% from CHF 302 million to CHF 293 million
The decrease mainly reflected lower margins on slightly higher average deposit volumes and stable average loan volumes.
Non-interest income
YoY: Down 12% from CHF 163 million to CHF 143 million
The decrease was mainly driven by fair value losses on the Clock Finance transaction of CHF 12 million in 1Q10 compared to fair value gains of CHF 5 million in 1Q09. Excluding the fair value gains and losses on the Clock Finance transaction, non-interest income decreased 2%, reflecting small declines in other transaction-based commissions and fees offset in part by small increases in asset-based commissions and fees.

QoQ: Up 13% from CHF 126 million to CHF 143 million
The increase was driven by fair value losses on the Clock Finance transaction of CHF 30 million in 4Q09 compared to losses of CHF 12 million in 1Q10. Excluding the fair value losses on the Clock Finance transaction, non-interest income was stable, reflecting small declines in other transaction-based commissions and fees offset by small increases in asset-based commissions and fees.

Return on business volume
Return on business volume measures revenues over average business volume, which is comprised of client assets and net loans.
Return on business volume of 77 basis points was 24 basis points below 1Q09, mainly reflecting lower net interest income and higher client assets. Compared to 4Q09 the return on business volume decreased two basis points, resulting from the 2% increase in net revenues and higher average assets under management.

Excluding the fair value gains/(losses) on the Clock Finance transaction, return on business volume was 79 basis points in 1Q10, 84 basis points in 4Q09 and 100 basis points in 1Q09.
Results - Corporate & Institutional Clients

	in / end of			% change

	1Q10	4Q09	1Q09	QoQ	YoY

Statements of operations (CHF million)

Net revenues	436	428	509	2	(14)

Provision for credit losses	(13)	17	31	–	–

Total operating expenses	234	246	210	(5)	11

Income before taxes	215	165	268	30	(20)

Statement of operations metrics (%)

Cost/income ratio	53.7	57.5	41.3	–	–

Pre-tax income margin	49.3	38.6	52.7	–	–

Net revenue (CHF million)

Net interest income	293	302	346	(3)	(15)

Non-interest income	143	126	163	13	(12)

Net revenues	436	428	509	2	(14)

Net revenue detail (CHF million)

Recurring	393	399	441	(2)	(11)

Transaction-based	43	29	68	48	(37)

Net revenues	436	428	509	2	(14)

Return on business volume (annualized) (bp) [1]

Return on business volume	77	79	101	–	–

Business volume (CHF billion)

Client assets	180.2	170.0	146.8	6	23

of which assets under management	120.9	112.1	93.8	8	29

of which commercial assets	52.7	51.1	49.8	3	6

of which custody assets	6.6	6.8	3.2	(3)	106

Net loans	51.0	50.3	53.1	1	(4)

Business volume	231.2	220.3	199.9	5	16

1 Net revenues divided by average business volume.

Investment Banking
In 1Q10, we reported income before taxes of CHF 1,794 million and net revenues of CHF 5,216 million, driven by well-diversified results across our businesses. We continued to execute our client-focused, capital-efficient strategy, resulting in a strong pre-tax return on average utilized economic capital of 37.2%. We maintained market share momentum across most products and regions.

Results

	in / end of			% change

	1Q10	4Q09	1Q09	QoQ	YoY

Statements of operations (CHF million)

Net revenues	5,216	3,038	6,442	72	(19)

Provision for credit losses	(69)	(66)	136	5	–

Compensation and benefits	2,324	870	2,907	167	(20)

General and administrative expenses	862	915	713	(6)	21

Commission expenses	305	289	272	6	12

Total other operating expenses	1,167	1,204	985	(3)	18

Total operating expenses	3,491	2,074	3,892	68	(10)

Income/(loss) before taxes	1,794	1,030	2,414	74	(26)

Statement of operations metrics (%)

Cost/income ratio	66.9	68.3	60.4	–	–

Pre-tax income margin	34.4	33.9	37.5	–	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	19,599	18,856	21,617	4	(9)

Pre-tax return on average utilized economic capital (%) [1]	37.2	22.5	45.3	–	–

Number of employees (full-time equivalents)

Number of employees	20,000	19,400	18,800	3	6

1 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

	in / end of			% change

	1Q10	4Q09	1Q09	QoQ	YoY

Net revenue detail (CHF million)

Debt underwriting	452	401	183	13	147

Equity underwriting	219	464	74	(53)	196

Total underwriting	671	865	257	(22)	161

Advisory and other fees	216	329	191	(34)	13

Total underwriting and advisory	887	1,194	448	(26)	98

Fixed income sales and trading	2,662	815	4,020	227	(34)

Equity sales and trading	1,694	1,102	2,323	54	(27)

Total sales and trading	4,356	1,917	6,343	127	(31)

Other	(27)	(73)	(349)	(63)	(92)

Net revenues	5,216	3,038	6,442	72	(19)

Average one-day, 99% Value-at-Risk (CHF million) [1]

Interest rate & credit spread	130	125	197	4	(34)

Foreign exchange	9	9	24	0	(63)

Commodity	17	18	24	(6)	(29)

Equity	25	39	47	(36)	(47)

Diversification benefit	(77)	(96)	(85)	(20)	(9)

Average one-day, 99% Value-at-Risk	104	95	207	9	(50)

Risk-weighted assets (million) [2]

Risk-weighted assets (CHF)	151,895	144,439	175,205	5	(13)

Risk-weighted assets (USD)	144,312	140,096	154,087	3	(6)

1 As part of the ongoing review to improve risk management approaches and methodologies, the average one-day, 99% VaR measure has been revised. For further information on VaR and changes in VaR methodology, refer to IV – Treasury and Risk management – Risk management – Market risk. 2 Includes additional risk-weighted asset equivalents attributable to the segment that are deducted from Group tier 1 capital.

Business environment
The global economy continued to recover in 1Q10, driven by manufacturing gains, the impact of various government stimulus packages, renewed activity in the credit and equity markets and an increase in US consumer spending. However, the sustainability of the recovery remained uncertain as high unemployment rates continued to weigh on economies around the world and the strength in certain European economies, such as France and Germany, was tempered by a deterioration of economic conditions and concerns over sovereign debt in Greece, Ireland, Italy, Portugal and Spain. Housing market activity also declined, with new home sales in the US dropping to their lowest level since the government began tracking the data in 1963.

Encouraged by continued improvements in market conditions, the Fed raised the discount rate it charges banks for short-term loans by 25 basis points, but reiterated its belief that economic conditions would warrant exceptionally low short-term interest rates for an extended period. In addition, the Fed completed its purchase of mortgage-backed securities at the end of March, although it indicated that it would resume the purchases if necessary. The Fed also wound down various emergency lending programs that had been established in response to the credit crisis and indicated that the only remaining program, the Term Asset-Backed Securities Facility, would be withdrawn by June. In similar moves, the European Central Bank and BOE continued with their plans to phase out emergency support for financial markets, but kept interest rates unchanged as they remained cautious over economic growth prospects.

During the quarter, political support increased in Europe and the US for stricter oversight of financial institutions, and, in particular, derivatives trading. European leaders pushed for a ban on speculative transactions in government debt due to the recent difficulties in Greece and certain other European countries. In the US, proposed legislation would provide the Fed with the authority to examine any bank holding company with more than USD 50 billion of assets as well as large non-bank financial companies. This regulation would empower the government to seize and dismantle failing financial companies, prohibit commercial banks from certain proprietary trading activities, scrutinize complex financial instruments, grant shareholders more influence over the operations of publicly traded companies and provide the government with more tools to force banks to reduce their risk. While the regulations proposed are extensive and far-reaching, the final outcome and timing is uncertain.

Equity markets improved in the US and Europe, driven by a rally in March, while most major Asian markets declined. European stocks rose toward the end of the quarter, driven by the EU efforts to support Greece. Market volatility as indicated by the VIX ended below 4Q09 levels and touched a two-year low, despite increasing in late January and early February. Credit spreads continued to narrow and the US dollar strengthened against the euro, British pound and Swiss franc and was unchanged against the Japanese yen and the Chinese yuan compared to 4Q09.

Equity trading volumes increased in the US and Europe, driven by strong trading activity in January compared to 4Q09. Fixed income trading volumes increased across all products compared to 4Q09, both in the US and Europe.

Global debt underwriting volumes increased from 4Q09, although concerns over Greece resulted in a temporary lull in issuance in February. The increase was driven by record sovereign bond issuance in emerging markets and higher investment grade debt issuance, partially offset by a decline in high yield issuance. Global equity underwriting volumes declined significantly from 4Q09 levels, with lower issuance volumes across IPOs, follow-on offerings and convertibles. The US dollar volume of announced and completed mergers and acquisitions decreased in the quarter.

For further information, refer to I – Credit Suisse results – Operating environment.
Results overview
In 1Q10, income before taxes was CHF 1,794 million, compared to CHF 2,414 million in 1Q09 and CHF 1,030 million in 4Q09. Net revenues decreased to CHF 5,216 million from CHF 6,442 million in 1Q09, but were significantly higher than net revenues of CHF 3,038 million in 4Q09. Our 1Q09 results included approximately CHF 1.3 billion of revenues driven by the normalization of market conditions that had been severely dislocated in 4Q08. Pre-tax return on average utilized economic capital remained strong at 37.2% in 1Q10, compared to 45.3% in 1Q09 and 22.5% in 4Q09.

During the quarter, we continued to execute our client-focused, capital-efficient strategy and we maintained market share momentum across most products and regions. We believe that we have a significant opportunity to extend market share gains across our businesses as we build our distribution platform and expand our client base. We are significantly expanding our distribution capabilities in our securities businesses by increasing our flow sales headcount across key businesses, including our rates and foreign exchange, emerging markets and credit products businesses.

Revenues in 1Q10 were driven by solid fixed income and equity sales and trading revenues, as client-driven revenues recovered after a marked slowdown in 4Q09. The increase in sales and trading revenues was partially offset by weaker underwriting and advisory revenues, which were impacted by lower industry-wide volumes and M&A activity than in 4Q09.

We had strong results across most of our fixed income sales and trading businesses in 1Q10 in the more normalized market conditions prevailing during the quarter compared to 1Q09. Approximately CHF 1.1 billion of fixed income sales and trading revenues in 1Q09 were driven by the narrowing of credit spreads that had widened dramatically in 4Q08 and the return to a more normalized relationship between the cash and synthetic markets following a period of substantial dislocation in 4Q08. In 1Q10, we had strong revenues in US RMBS trading, global rates and foreign exchange, leveraged finance trading, emerging markets and high grade trading.

Our equity sales and trading revenues were CHF 1,694 million, a decline of 27% against 1Q09, but a significant increase against 4Q09, and reflected strong revenues in cash equities and prime services and very strong revenues in equity derivatives. Approximately CHF 200 million of our 1Q09 equity sales and trading revenues, primarily in our equity derivatives and convertibles businesses, were driven by a reduction in market volatility and the stabilization of the convertible bond market during the quarter.

Our results also reflected fair value losses on Credit Suisse debt of CHF 59 million compared to fair value gains of CHF 365 million in 1Q09 and net fair value losses of CHF 243 million in 4Q09.
Compensation expenses of CHF 2,324 million in 1Q10 were lower than 1Q09, primarily due to lower performance-related compensation, reflecting lower risk-adjusted profitability, but increased against 4Q09, primarily due to a reversal of previously accrued performance-related compensation in 4Q09. Total other operating expenses increased 18% from 1Q09, reflecting higher IT investment costs, expense provisions, and expenses relating to travel and entertainment, advertising and recruitment driven by an increase in client-related business activity, and decreased 3% from 4Q09, reflecting a reduction in legal expenses, and other professional fees, partially offset by an increase in expense provisions.

Risk-weighted assets of USD 144 billion increased from 4Q09 as we grew our client-focused businesses. Average one-day, 99% VaR of CHF 104 million increased 9% compared to 4Q09.
Results were impacted by the weakening of the average rate of the US dollar against the Swiss franc compared to 1Q09, which adversely affected revenues and favorably impacted expenses. In US dollars, net revenues and total operating expenses were 11% and 2% lower, respectively, compared to 1Q09. For more information on foreign currency translation rates, refer to VI – Investor information.

Performance indicators
Pre-tax income margin
Our target over market cycles is a pre-tax income margin of 25% or greater. The pre-tax income margin was 34.4% in 1Q10, compared to 37.5% in 1Q09 and 33.9% in 4Q09.

Value-at-Risk
The average one-day, 99% VaR was CHF 104 million in 1Q10, compared to CHF 207 million in 1Q09 and CHF 95 million in 4Q09. For further information on VaR and changes in VaR methodology, refer to IV – Treasury and Risk management – Risk management – Market risk.

Pre-tax return on average utilized economic capital
The pre-tax return on average utilized economic capital was 37.2% in 1Q10, compared to 45.3% in 1Q09 and 22.5% in 4Q09.
Risk-weighted assets
Risk-weighted assets increased slightly to USD 144 billion from the end of 4Q09, although there was a shift in business composition. Risk-weighted assets in ongoing businesses increased to USD 127 billion from USD 123 billion at the end of 4Q09, reflecting our efforts to support growth in client-focused businesses and reallocate capital from our exit businesses. Risk-weighted assets in businesses we are exiting were stable at USD 17 billion as of the end 1Q10.

Significant transactions and achievements
We were active in executing or advising on a number of significant closed and pending transactions, reflecting the breadth and diversity of our investment banking franchise:
– Debt capital markets: We arranged key financings for a diverse set of clients, including Kraft Foods Inc. (US food company), Frontier Communications Corp. (US communications provider), Alion Science & Technology, Corp. (US technology solutions company), Bolthouse Farms, Inc. (US agricultural company) and Anchor Glass Container Corp. (US glass container manufacturer).

– Equity capital markets: We executed IPOs for United Company RUSAL Limited (Russian aluminum producer), Korea Life Insurance Company (Korean life insurance company), Horizon Acquisition Company plc (UK investment company) and OSX Brasil SA (Brazilian oil company), an equity offering for Associated Banc-Corp (US bank) and a rights offering for UniCredit Group S.p.A. (Italian bank).

– Mergers and acquisitions: We advised on a number of key transactions that were announced in 1Q10, including the acquisition by Prudential plc (UK financial services company) of AIA Group Limited (Asian life insurance company), the acquisition by MetLife, Inc. (US insurance company) of American Life Insurance Company (US life insurance company), the acquisition of Terra Industries Inc. (US nitrogen products supplier) by CF Industries Holdings, Inc. (US agricultural chemical manufacturer), the acquisition by Heineken NV (Dutch brewing company) of Fomento Económico Mexicano, S.A.B. de C.V (Mexican beverage company) and the acquisition by Coca-Cola Enterprises, Inc. (US beverage company) of Coca-Cola Company’s (US beverage company) bottling operations in Norway, Sweden and Germany and the sale of Coca-Cola Enterprises’ North American bottling operations to Coca-Cola Company.

Geographic expansion
– Credit Suisse received in-principle approval from the Reserve Bank of India to establish a bank branch in Mumbai. This branch will allow us to significantly enhance our client service and product offering capabilities and marks an important milestone in the development of our India franchise.

– Credit Suisse is strengthening its investment banking services in Poland by re-establishing its local equity trading business in Warsaw and increasing research coverage for Polish companies. Poland represents a key market in our growth strategy for Central Europe. The investment will significantly strengthen our current position as an active member of the Warsaw Stock Exchange and a leading trader among international financial institutions.

Industry awards
– “Best Brokerage House in Asia” by The Asset, for our momentum in cash equities in Asia Pacific.
– Special Achievement award from the Financial Services Commission and the Financial Supervisory Service for our contribution to the development of Korea’s financial industry. In addition, Credit Suisse was the top-ranked liquidity provider in 2009 for listed equity-linked warrants in Korea by the Korea Exchange.

– Ranked number one in Institutional Investors’ All Europe Research Team Survey.
– Ranked in the top three by Financial Times/Starmine in the “Recommendations – S&P 500” and the “Recommendations – MSCI Emerging Markets Free Latin America” categories.
– “Best M&A Deal in the Middle East” by EMEAFinance for our work on the Advanced Technology Investment Company transaction. We were also awarded “Best Bond Deal in CEE” and “Best CHF bond deal in EMEA” for our work on financings for Invitel and the Republic of Poland.

– “Middle East Deal of the Year” and “High-Yield Deal of the Year” by Euromoney for our work on financings for the government of Qatar and UnityMedia.
– Awards for “Deal of the Year” (Roche Holding financing), “Dollar High Grade Financial Deal of the Year” (Rabobank Nederland financing), “Dollar Securitization Deal of the Year” (American General Mortgage Loan Trust financing), “Asia-Pacific Deal of the Year” (PT Adaro Indonesia financing), “Middle East and Africa Deal of the Year” (Ras Laffan Liquified Natural Gas financing) and “Supranational Deal of the Year” (Kreditanstalt für Wiederaufbau financing) from Credit.

– “African Oil and Gas Deal of the Year” by Project Finance International for our work on the Kosmos Energy financing.
Market share momentum
– Credit Suisse’s foreign exchange market share ranked in the top ten and was recognized as one of the “most improved dealers” in Greenwich Associates’ 2010 Global Foreign Exchange Report.
– Credit Suisse Prime Services ranked number one in Global Custodian’s OTC Derivatives Prime Brokerage Survey.
– Credit Suisse was ranked number three globally and number one in the Americas by Thomson for announced M&A.
– Credit Suisse was ranked in the top five globally for both high yield and investment grade underwriting by Thomson.
– Credit Suisse was ranked in the top five globally for equity and equity-linked underwriting by Dealogic.
Results detail
The following provides a comparison of our 1Q10 results versus 1Q09 (YoY) and versus 4Q09 (QoQ).
Net revenues
Debt underwriting
YoY: Up 147% from CHF 183 million to CHF 452 million
The increase was primarily due to stronger results in leveraged finance, reflecting record industry-wide high yield issuance volumes and an increase in high-yield market share. In addition, we had higher revenues from investment grade debt issuance, driven by higher industry-wide issuance volumes and an increase in investment grade market share.

QoQ: Up 13% from CHF 401 million to CHF 452 million
The increase was primarily due to higher revenues from investment grade debt issuance, driven by higher industry-wide issuance volumes and market share, and higher revenues from leveraged finance, reflecting an increase in industry-wide high yield issuance. These results were partially offset by lower revenues from asset-backed securities (ABS).

Equity underwriting
YoY: Up 196% from CHF 74 million to CHF 219 million
The increase was driven by significantly higher levels of industry-wide equity issuance volumes across IPOs, follow-on offerings and convertibles, compared to very low levels in 1Q09 and an increase in overall equities market share.

QoQ: Down 53% from CHF 464 million to CHF 219 million
The decrease was in line with the decline in industry-wide equity issuance volumes across IPOs, follow-on offerings and convertibles, compared to high levels of issuance in 4Q09.
Advisory and other fees
YoY: Up 13% from CHF 191 million to CHF 216 million
The increase was due to slightly higher other advisory and private placement fees, offset in part by slightly lower M&A fees. In US dollar terms, M&A fees were up slightly, despite a decline in global completed M&A activity and market share.

QoQ: Down 34% from CHF 329 million to CHF 216 million
The decrease was due to lower levels of global completed M&A activity, partially offset by an increase in completed M&A market share. Our announced M&A market share was significantly higher. However, our results in 1Q10 did not reflect the impact of our increased market share, since recognition of advisory revenues relating to announced M&A transactions is customarily dependent on the completion of transactions.

Fixed income sales and trading
YoY: Down 34% from CHF 4,020 million to CHF 2,662 million
The decrease was primarily due to lower revenues in 1Q10 across several fixed income businesses compared to an extremely strong 1Q09. Approximately CHF 1,100 million of our fixed income trading revenues in 1Q09 were driven by the narrowing of credit spreads that had widened dramatically in 4Q08 and the return to a more normalized relationship between the cash and synthetic markets following a period of substantial dislocation in 4Q08. Revenues in global rates and foreign exchange, corporate lending, high grade trading and US RMBS trading were strong, although lower compared to record revenues in 1Q09, in which corporate lending, US RMBS trading and high grade trading benefited from the normalization of market conditions. We had small losses in fixed income arbitrage trading and minimal losses in commodities, driven by losses in our commodities exit businesses, compared to revenues in 1Q09 and significantly lower revenues from our ongoing commodities business. 1Q09 included valuation gains from our exit collateralized debt obligations (CDO) business, substantially offset by valuation reductions in our exit RMBS business. The decrease was partially offset by minimal net valuation reductions in 1Q10 in commercial mortgage-backed securities (CMBS), a business we are exiting, compared to net valuation reductions of CHF 1,401 million in 1Q09. We also had higher revenues in leveraged finance trading, reflecting strong trading activity, and emerging markets trading. Our results also included fair value losses on Credit Suisse debt of CHF 53 million compared to fair value gains of CHF 329 million in 1Q09.

QoQ: Up 227% from CHF 815 million to CHF 2,662 million
The increase reflected strong revenues in US RMBS trading, especially in our non-agency RMBS business, which benefited from strong market activity and client demand. We also had higher revenues in global rates and foreign exchange, leveraged finance trading, high grade trading, emerging markets trading and corporate lending. In 4Q09, revenues from these businesses were negatively impacted by a marked slowdown in client activity. The increase in revenues was partially offset by the minimal losses in commodities, compared to revenues in 4Q09. 4Q09 included significantly higher valuation gains related to those residential mortgage businesses that we are exiting. Results included fair value losses on Credit Suisse debt of CHF 53 million in 1Q10 compared to net fair value losses of CHF 219 million in 4Q09.

Equity sales and trading
YoY: Down 27% from CHF 2,323 million to CHF 1,694 million
The decrease was primarily driven by lower revenues in equity arbitrage trading, convertibles and fund-linked products compared to very strong results in 1Q09. In 1Q09, approximately CHF 200 million of our equity sales and trading revenues, primarily in equity derivatives and convertibles, were driven by a reduction in market volatility and the stabilization of the convertible bond market from 4Q08. Revenues in cash equities were slightly higher than 1Q09, reflecting improved results in Europe, Latin America and non-Japan Asia. Our results also included fair value losses on Credit Suisse debt of CHF 6 million compared to fair value gains of CHF 36 million on Credit Suisse debt in 1Q09.

QoQ: Up 54% from CHF 1,102 million to CHF 1,694 million
The increase reflected higher revenues across most of our equities businesses compared to 4Q09, which reflected a slowdown in client activity and weaker market volumes, lower volatility and reduced trading opportunities. We had very strong revenues in equity derivatives and higher revenues in cash equities, particularly in Europe and the US. In addition, we had higher revenues in equity arbitrage trading, prime services and convertibles compared to 4Q09. Our results also included fair value losses on Credit Suisse debt of CHF 6 million in 1Q10 compared to net fair value losses of CHF 24 million on Credit Suisse debt in Q409.

Provision for credit losses
YoY: From CHF 136 million to CHF (69) million
The change was due to significantly lower new provisions and higher releases and recoveries of provisions, reflecting the improved credit environment.
QoQ: From CHF (66) million to CHF (69) million
The change was due to lower new provisions and releases and recoveries of provisions.
Operating expenses
Compensation and benefits
YoY: Down 20% from CHF 2,907 million to CHF 2,324 million
The decrease was primarily due to lower performance-related compensation, reflecting lower risk-adjusted profitability, and lower deferred compensation from prior-year awards, partly offset by an increase in base salaries.

QoQ: Up 167% from CHF 870 million to CHF 2,324 million
The increase primarily reflected higher performance-related compensation due to the reversal of previously accrued performance-related compensation in 4Q09, higher deferred compensation from prior-year awards and the increase in base salaries in 1Q10.

General and administrative expenses
YoY: Up 21% from CHF 713 million to CHF 862 million
The increase reflected higher IT investment costs, expense provisions and expenses relating to travel and entertainment, advertising and recruitment, driven by an increase in client-related business activity. In addition, we had higher litigation provisions, including for expenses. The increase was partially offset by non-income tax refunds.

QoQ: Down 6% from CHF 915 million to CHF 862 million
The decrease reflected a reduction in legal expenses and other professional fees and small declines across most expense categories, partly offset by an increase in expense provisions and IT investment costs.

Personnel
Headcount at the end of 1Q10 was 20,000, up 600 from 4Q09, driven by an increase in IT professionals, the expansion of our sales force in fixed income and additional headcount in prime services and cash equities. The headcount increases are mostly in support of targeted growth initiatives, including our focus on growing client flows and expanding our distribution coverage in capital-efficient businesses.

Asset Management
In 1Q10, we recorded income before taxes of CHF 166 million. Investment-related gains were CHF 126 million, a significant improvement compared to 4Q09 and 1Q09. We had gains on securities purchased from our money markets funds of CHF 107 million. We achieved strong net new assets of CHF 11.2 billion across most asset classes.

Results

	in / end of			% change

	1Q10	4Q09	1Q09	QoQ	YoY

Statements of operations (CHF million)

Net revenues	631	637	6	(1)	–

Provision for credit losses	0	0	0	–	–

Compensation and benefits	282	264	317	7	(11)

General and administrative expenses	138	160	147	(14)	(6)

Commission expenses	45	54	32	(17)	41

Total other operating expenses	183	214	179	(14)	2

Total operating expenses	465	478	496	(3)	(6)

Income/(loss) before taxes	166	159	(490)	4	–

Statement of operations metrics (%)

Cost/income ratio	73.7	75.0	–	–	–

Pre-tax income margin	26.3	25.0	–	–	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	3,348	3,363	3,482	0	(4)

Pre-tax return on average utilized economic capital (%) [1]	20.9	19.9	(55.0)	–	–

Number of employees (full-time equivalents)

Number of employees	2,900	3,100	3,100	(6)	(6)

1 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

	in			% change

	1Q10	4Q09	1Q09	QoQ	YoY

Net revenue detail by type (CHF million)

Asset management fees	361	360	331	0	9

Placement, transaction and other fees	37	66	33	(44)	12

Performance fees and carried interest	16	168	(11)	(90)	–

Equity participations	(9)	66	8	–	–

Investment-related gains/(losses)	126	(47)	(387)	–	–

Other revenues [1]	100	24	32	317	213

Net revenues	631	637	6	(1)	–

Net revenue detail by investment strategies (CHF million)

Alternative investments	232	369	196	(37)	18

Traditional investments	144	131	138	10	4

Diversified investments [2]	16	116	21	(86)	(24)

Other [3]	113	68	38	66	197

Net revenues before investment-related gains/(losses)	505	684	393	(26)	28

Investment-related gains/(losses)	126	(47)	(387)	–	–

Net revenues	631	637	6	(1)	–

Fee-based margin on assets under management (annualized) (bp)

Fee-based margin [4]	39	56	34	–	–

1 Includes realized and unrealized gains/(losses) on securities purchased from our money market funds and from client securities lending portfolios and allocated funding costs. 2 Includes revenues relating to management of the PAF and income from our equity investment in Aberdeen. 3 Includes primarily realized and unrealized gains/(losses) on securities purchased from our money market funds and from client securities lending portfolios. 4 Asset management fees, placement, transaction and other fees, performance fees and carried interest divided by average assets under management.

Business environment
The operating environment continued to improve in 1Q10 as confidence in the global economic recovery grew, and most asset classes had modest gains. Equity markets continued to be broadly positive, though European equities underperformed. Emerging market equities were volatile throughout the period, ending the quarter slightly positive. US equities and high yield debt were among the best-performing asset classes. Hedge fund performance was positive, with the Credit Suisse/Tremont Hedge Fund Index rising 3.1%. Overall, real estate markets began to show some signs of improvement. The MSCI World Real Estate Index gained 1.7%.

Investors continued to reinvest cash into asset management products with a higher return potential. Bond funds continued to attract the majority of net new assets, but there were also inflows into balanced and equity products. Hedge funds gathered small net inflows in 1Q10, with the majority of funds directed toward event-driven, global macro and certain arbitrage strategies. Private equity fundraising remained challenging during the quarter.

For further information, refer to I – Credit Suisse results – Operating environment.
Results overview
In 1Q10, income before taxes was CHF 166 million, compared to a loss of CHF 490 million in 1Q09. Net revenues of CHF 631 million were up CHF 625 million, primarily due to investment-related gains and gains from securities purchased from our money market funds compared to losses in 1Q09. Net revenues before securities purchased from our money markets funds and investment-related gains/(losses) were CHF 398 million, down 4%, as 1Q09 included CHF 77 million of realized gains on securities acquired from client portfolios. Excluding these realized gains, net revenues increased 18% compared to 1Q09. Fee revenues increased from 1Q09, reflecting higher asset management and performance fees. Investment-related gains, primarily in private equity investments in the energy, technology and commodity sectors and in credit-related investments, were CHF 126 million, compared to losses of CHF 387 million in 1Q09. Asset management fees of CHF 361 million were up 9%, primarily reflecting higher fees from fund administration services and from alternative investments. Average assets under management increased 2.2% over the period. Placement, transaction and other fees were up 12%. Performance fees and carried interest were up CHF 27 million, primarily due to provisions in 1Q09 for claw-backs of carried interest. Equity participations revenues were down CHF 17 million, mainly from the reduction in our ownership interest in Aberdeen Asset Management due to an issuance of shares by Aberdeen. Other revenues were up CHF 68 million, primarily reflecting realized and unrealized gains of CHF 107 million on securities purchased from our money market funds compared to losses of CHF 21 million in 1Q09, the significant realized gains on securities acquired from client securities lending portfolios in 1Q09 and lower allocated funding costs.

Total operating expenses of CHF 465 million decreased 6%, as lower compensation and benefits and general and administrative expenses were partially offset by higher commission expenses. The 11% decrease in compensation and benefits was mainly due to lower deferred compensation from prior-year awards and performance-based compensation, partially offset by increased base salaries. The 6% decline in general and administrative expenses was mainly due to lower non-credit related provisions and small decreases across most expense categories, reflecting our focus on cost management, partially offset by higher IT investment.

Compared to 4Q09, income before taxes of CHF 166 million was up 4%. Net revenues were stable, primarily reflecting semi-annual performance-based fees in 4Q09 from Hedging-Griffo, gains of CHF 58 million in 4Q09 from the sale of two joint ventures, investment-related gains compared to losses in 4Q09, the gains of CHF 107 million from securities purchased from our money market funds compared to gains of CHF 47 million in 4Q09 and lower allocated funding costs. Total operating expenses decreased 3%, as lower general and administrative expenses were partially offset by higher compensation, reflecting the increase in base salaries.

Assets under management were CHF 434.2 billion, up 4.4% compared to 4Q09, due to net new assets and market performance. Net new assets of CHF 11.2 billion included inflows of CHF 4.4 billion in multi-asset class solutions, CHF 4.3 billion in alternative investments, mainly exchange-traded funds (ETF) and index strategies, and CHF 1.3 billion in Swiss advisory. Compared to 1Q09, assets under management were up 7.0%, primarily reflecting market performance and net new assets, partially offset by the transfer of the managed lending business to Investment Banking and the sale of the two joint ventures in 4Q09.

As of the end of 1Q10, the fair value of our balance sheet exposure to securities purchased from our money market funds was CHF 208 million, down CHF 52 million from 4Q09, mainly due to the partial sale of the remaining position and related fair valuation gains.

Performance indicators
Pre-tax income margin (KPI)
Our target over market cycles is a pre-tax income margin above 40%. The pre-tax income margin was 26.3% in 1Q10, compared to 25.0% in 4Q09. The pre-tax income margin was not meaningful in 1Q09 given our low net revenues.

Net new asset growth rate
In 1Q10, the rolling four-quarter average growth rate was 3.7%, compared to negative 8.8% in 1Q09 and 0.1% in 4Q09. The annualized quarterly growth rate was 10.8% in 1Q10, compared to negative 3.4% in 1Q09 and 3.8% in 4Q09.

Fee-based margin
The fee-based margin, which is asset management fees, placement, transaction and other fees and performance fees and carried interest divided by average assets under management, was 39 basis points in 1Q10, compared to 34 basis points in 1Q09 and 56 basis points in 4Q09.

Assets under management - Asset Management

	in / end of				% change

	1Q10	4Q09		1Q09	QoQ	YoY

Assets under management (CHF billion)

Alternative investments	186.0	177.7		155.6	4.7	19.5

of which hedge funds	17.8	17.4		14.1	2.3	26.2

of which private equity	33.6	32.2		37.3	4.3	(9.9)

of which real estate & commodities	42.2	41.5		37.1	1.7	13.7

of which credit	19.8	18.5		15.9	7.0	24.5

of which ETF	11.9	10.0		5.7	19.0	108.8

of which index strategies	54.5	51.9		39.7	5.0	37.3

of which other	6.2	6.2		5.8	0.0	6.9

Traditional investments	247.2	238.0		223.4	3.9	10.7

of which multi-asset class solutions	140.2	135.3		131.6	3.6	6.5

of which fixed income & equities	37.0	35.0		33.1	5.7	11.8

of which Swiss advisory	70.0	67.7		58.7	3.4	19.3

Diversified investments	1.0	0.3		7.2	233.3	(86.1)

Other	0.0	0.0		19.5	–	(100.0)

Assets under management	434.2	416.0		405.7	4.4	7.0

Average assets under management (CHF billion)

Average assets under management	422.9	425.3		413.7	(0.6)	2.2

Assets under management by currency (CHF billion)

USD	100.1	94.8		111.1	5.6	(9.9)

EUR	62.9	61.5		53.8	2.3	16.9

CHF	249.9	240.3		218.3	4.0	14.5

Other	21.3	19.4		22.5	9.8	(5.3)

Assets under management	434.2	416.0		405.7	4.4	7.0

Growth in assets under management (CHF billion)

Net new assets	11.2	4.1		(3.5)	–	–

Other effects	7.0	(16.0)		(2.3)	–	–

of which market movements	5.6	6.7		(12.9)	–	–

of which currency	(0.8)	(2.3)		10.5	–	–

of which other	2.2	(20.4)	[1]	0.1	–	–

Growth in assets under management	18.2	(11.9)		(5.8)	–	–

Growth in assets under management (annualized) (%)

Net new assets	10.8	3.8		(3.4)	–	–

Other effects	6.7	(15.0)		(2.2)	–	–

Growth in assets under management	17.5	(11.2)		(5.6)	–	–

Growth in assets under management (rolling four-quarter average) (%)

Net new assets	3.7	0.1		(8.8)	–	–

Other effects	3.3	1.0		(12.8)	–	–

Growth in assets under management (rolling four-quarter average)	7.0	1.1		(21.6)	–	–

Principal investments (CHF billion)

Principal investments [2]	3.9	3.8		3.9	2.6	0.0

1 Includes assets under management of the managed lending business transferred to Investment Banking of CHF 13.2 billion and reductions relating to the sale of two joint ventures. 2 Includes primarily private equity investments.

Initiatives and achievements
– We had the first closing of a new Brazilian corporate credit fund, raising almost CHF 800 million. The fund provides long-term financing to the Brazilian market, with a focus on corporate credit, taking advantage of the strong growth in this market.

– The Credit Suisse Long/Short Liquid Index, launched in February, offers a low cost, exchange-traded and liquid alternative to hedge funds. This index represents the first in a planned range of exchange-traded offerings.

– We were awarded “Best Large Fixed-Interest Fund House Switzerland”, runner-up in “Best Large Equity Fund House Switzerland” and runner-up in “Best Multi-asset Fund House Switzerland” by Morningstar.
Results detail
The following provides a comparison of our 1Q10 results versus 1Q09 (YoY) and versus 4Q09 (QoQ).
Net revenues
Asset management fees
YoY: Up 9% from CHF 331 million to CHF 361 million
The increase was mainly due to higher fees from diversified investments and alternative investments. Fees from diversified investments increased significantly, due to higher fees from fund administration services and management of the PAF. In alternative investments, higher fees from ETF, hedge funds, mainly from Hedging-Griffo as a result of higher average assets under management, and credit strategies were partially offset by decreases in private equity. Traditional investments reflected higher fees from fixed income & equities, lower fees for Swiss advisory and stable fees across multi-asset class solutions.

QoQ: Stable at CHF 361 million
Asset management fees were stable as lower fees from diversified investments were offset by slightly higher fees from alternative investments. Diversified investments fees decreased due to lower fees from fund administration services. Fees in alternative investments increased primarily in ETF, driven by higher average assets under management, partially offset by lower fees from credit strategies. Traditional investments fees were stable, as higher fees from multi-asset class solutions were partially offset by declines in Swiss advisory.

Placement, transaction and other fees
YoY: Up 12% from CHF 33 million to CHF 37 million
The increase was mainly due to higher transaction fees in diversified investments relating to Asset Management Finance LLC (AMF). Placement and transaction fees in alternative investments were flat, as increased placement fees from the private funds group were offset by lower transaction fees in real estate. Placement fees continued to reflect the difficult fundraising environment.

QoQ: Down 44% from CHF 66 million to CHF 37 million
The decrease was mainly due to alternative investments, as placement fees were substantially down from the seasonally higher 4Q09, and real estate transaction fees declined. This was partially offset by increased fees in diversified investments relating to AMF.

Performance fees and carried interest
YoY: Up from CHF (11) million to CHF 16 million
The increase was mainly due to higher revenues in alternative investments, primarily reflecting provisions for claw-backs of carried interest in 1Q09, and higher performance fees in single-manager hedge funds and credit strategies in 1Q10.

QoQ: Down 90% from CHF 168 million to CHF 16 million
The decrease was mainly due to fees from alternative investments relating to semi-annual performance fees from Hedging-Griffo in 4Q09, and lower performance fees from diversified investments relating to management of the PAF.

Equity participations
YoY: Down from CHF 8 million to CHF (9) million
The decrease was mainly due to losses from diversified investments, reflecting the reduction of our ownership percentage to 21.7% from 23.9% in Aberdeen due to an issuance of shares by Aberdeen, partially offset by income from our investment in Aberdeen.

QoQ: Down from CHF 66 million to CHF (9) million
The decrease was mainly due to lower revenues from diversified investments, reflecting the gains of CHF 58 million from the sale of our Polish and Korean joint ventures in 4Q09 and the net impact from our investment in Aberdeen.

Investment-related gains/(losses)
YoY: Up from CHF (387) million to CHF 126 million
In 1Q10, we had unrealized gains in private equity investments, mainly in the energy, technology and commodity sectors, and in credit-related investments. In 1Q09, we had significant unrealized losses in private equity investments, mainly in the financial services, real estate, aerospace, commodity and energy sectors, partially offset by unrealized gains in credit-related investments.

QoQ: Up from CHF (47) million to CHF 126 million
In 1Q10, we had unrealized gains in private equity investments, mainly in the energy, technology and commodity sectors, and in credit-related investments. In 4Q09, we had unrealized losses in private equity investments, mainly in the real estate, financial services and energy sectors, partially offset by unrealized gains in credit-related investments.

Operating expenses
Compensation and benefits
YoY: Down 11% from CHF 317 million to CHF 282 million
The decrease was mainly due to lower deferred compensation from prior-year awards and performance-based compensation, partially offset by increased base salaries.
QoQ: Up 7% from CHF 264 million to CHF 282 million
The increase was mainly due to the increased base salaries and higher performance-based compensation, mainly due to the adjustment in 4Q09 reflecting increased deferred variable compensation for 2009, and higher performance-based compensation in 4Q09 relating to management of the PAF.

General and administrative expenses
YoY: Down 6% from CHF 147 million to CHF 138 million
The decrease was mainly due to lower non-credit-related provisions, compared to non-credit-related provisions of CHF 22 million in 1Q09, and small decreases across most expense categories, partially offset by higher IT investment.

QoQ: Down 14% from CHF 160 million to CHF 138 million
The decrease was mainly due to lower expenses across most categories, mainly professional fees.
Personnel
In 1Q10, headcount was 2,900, down 200 from 4Q09 and 1Q09. The decrease was mainly driven by a transfer of certain fund administration operations to Private Banking.

Overview of results and assets under management
Results
Assets under management
Results

	Private Banking			Investment Banking			Asset Management			Corporate Center						Core Results			[1]	Noncontrolling Interests without SEI			Credit Suisse

in / end of period	1Q10	4Q09	1Q09	1Q10	4Q09	1Q09	1Q10	4Q09	1Q09	1Q10		4Q09		1Q09		1Q10	4Q09	1Q09		1Q10	4Q09	1Q09	1Q10	4Q09	1Q09

Statements of operations (CHF million)

Net revenues	2,900	3,000	2,878	5,216	3,038	6,442	631	637	6	214		(142)		231		8,961	6,533	9,557		52	182	(1,451)	9,013	6,715	8,106

Provision for credit losses	19	26	47	(69)	(66)	136	0	0	0	0		0		0		(50)	(40)	183		0	0	0	(50)	(40)	183

Compensation and benefits	1,183	1,213	1,151	2,324	870	2,907	282	264	317	102		81		(47)		3,891	2,428	4,328		2	39	12	3,893	2,467	4,340

General and administrative expenses	638	761	543	862	915	713	138	160	147	28		434		122		1,666	2,270	1,525		9	28	24	1,675	2,298	1,549

Commission expenses	168	143	145	305	289	272	45	54	32	2		44		18		520	530	467		0	0	0	520	530	467

Total other operating expenses	806	904	688	1,167	1,204	985	183	214	179	30		478		140		2,186	2,800	1,992		9	28	24	2,195	2,828	2,016

Total operating expenses	1,989	2,117	1,839	3,491	2,074	3,892	465	478	496	132		559		93		6,077	5,228	6,320		11	67	36	6,088	5,295	6,356

Income/(loss) from continuing operations before taxes	892	857	992	1,794	1,030	2,414	166	159	(490)	82		(701)		138		2,934	1,345	3,054		41	115	(1,487)	2,975	1,460	1,567

Income tax expense	–	–	–	–	–	–	–	–	–	–		–		–		839	461	981		0	0	0	839	461	981

Income/(loss) from continuing operations	–	–	–	–	–	–	–	–	–	–		–		–		2,095	884	2,073		41	115	(1,487)	2,136	999	586

Income/(loss) from discontinued operations	–	–	–	–	–	–	–	–	–	–		–		–		(19)	0	(32)		0	0	0	(19)	0	(32)

Net income/(loss)	–	–	–	–	–	–	–	–	–	–		–		–		2,076	884	2,041		41	115	(1,487)	2,117	999	554

Less net income/(loss) attributable to noncontrolling interests	–	–	–	–	–	–	–	–	–	–		–		–		21	91	35		41	115	(1,487)	62	206	(1,452)

Net income attributable to shareholders	–	–	–	–	–	–	–	–	–	–		–		–		2,055	793	2,006		–	–	–	2,055	793	2,006

Statement of operations metrics (%)

Cost/income ratio	68.6	70.6	63.9	66.9	68.3	60.4	73.7	75.0	–	–		–		–		67.8	80.0	66.1		–	–	–	67.5	78.9	78.4

Pre-tax income margin	30.8	28.6	34.5	34.4	33.9	37.5	26.3	25.0	–	–		–		–		32.7	20.6	32.0		–	–	–	33.0	21.7	19.3

Effective tax rate	–	–	–	–	–	–	–	–	–	–		–		–		28.6	34.3	32.1		–	–	–	28.2	31.6	62.6

Income margin from continuing operations	–	–	–	–	–	–	–	–	–	–		–		–		23.4	13.5	21.7		–	–	–	23.7	14.9	7.2

Net income margin	–	–	–	–	–	–	–	–	–	–		–		–		22.9	12.1	21.0		–	–	–	22.8	11.8	24.7

Utilized economic capital and return

Average utilized economic capital (CHF million)	6,802	6,791	7,023	19,599	18,856	21,617	3,348	3,363	3,482	1,253	[2]	1,249	[2]	(1,122)	[2]	30,981	30,244	30,986		–	–	–	30,981	30,244	30,986

Pre-tax return on average utilized economic capital (%) [3]	52.9	50.9	57.0	37.2	22.5	45.3	20.9	19.9	(55.0)	–		–		–		38.5	18.4	40.1		–	–	–	39.0	19.9	20.9

Balance sheet statistics (CHF million)

Total assets	345,083	345,488	373,306	849,187	819,081	953,398	29,533	19,289	17,240	(159,790)		(161,826)		(202,168)		1,064,013	1,022,032	1,141,776		9,790	9,395	14,310	1,073,803	1,031,427	1,156,086

Net loans	177,776	175,245	176,504	50,933	61,939	60,942	–	–	–	32		(4)		64		228,741	237,180	237,510		–	–	–	228,741	237,180	237,510

Goodwill	785	789	792	6,955	6,843	7,399	1,659	1,635	1,710	–		–		–		9,399	9,267	9,901		–	–	–	9,399	9,267	9,901

Number of employees (full-time equivalents)

Number of employees	24,600	24,300	24,100	20,000	19,400	18,800	2,900	3,100	3,100	800		800		700		48,300	47,600	46,700		–	–	–	48,300	47,600	46,700

1 Core Results include the results of our integrated banking business, excluding revenues and expenses in respect of noncontrolling interests without significant economic interest. 2 Includes diversification benefit. 3 Calculated using a return excluding interest costs for allocated goodwill.

Assets under management
Assets under management
Assets under management comprise assets which are placed with us for investment purposes and include discretionary and advisory counterparty assets.
Discretionary assets are assets for which the customer fully transfers the discretionary power to a Credit Suisse entity with a management mandate. Discretionary assets are reported in the segment in which the advice is provided as well as in the segment in which the investment decisions take place. Assets managed by Asset Management for Private Banking clients are reported in both segments and eliminated at Group level.

Advisory assets include assets placed with us where the client is provided access to investment advice but retains discretion over investment decisions.
As of the end of 1Q10, assets under management were CHF 1,270.9 billion, up CHF 41.9 billion, or 3.4%, compared to the end of 4Q09. The increase reflected net new assets in both Private Banking and Asset Management and favorable market performance. Compared to the end of 1Q09, assets under management from continuing operations were up CHF 149.2 billion, or 13.3%. The increase reflected favorable market performance and net new assets, partially offset by adverse foreign exchange-related movements and by other effects, primarily in Asset Management, reflecting the transfer of the managed lending business to Investment Banking and the sale of two joint ventures in 4Q09.

In Private Banking, assets under management were CHF 945.7 billion, up CHF 30.8 billion, or 3.4%, compared to the end of 4Q09, and up CHF 137.0 billion, or 16.9%, compared to the end of 1Q09. In Asset Management, assets under management were CHF 434.2 billion, up CHF 18.2 billion, or 4.4%, compared to the end of 4Q09, and up CHF 28.5 billion, or 7.0%, compared to the end of 1Q09. For further information, refer to II – Results by division – Private Banking and – Asset Management.

Assets under management and client assets

	end of				% change

	1Q10	4Q09	1Q09		QoQ	YoY

Assets under management (CHF billion)

Private Banking	945.7	914.9	808.7		3.4	16.9

Asset Management	434.2	416.0	405.7		4.4	7.0

Assets managed by Asset Management for Private Banking clients	(109.0)	(101.9)	(92.7)		7.0	17.6

Assets under management from continuing operations	1,270.9	1,229.0	1,121.7		3.4	13.3

of which discretionary assets	438.4	422.3	412.2		3.8	6.4

of which advisory assets	832.5	806.7	709.5		3.2	17.3

Discontinued operations	0.0	0.0	67.5	[1]	–	(100.0)

Assets under management	1,270.9	1,229.0	1,189.2		3.4	6.9

Client assets (CHF billion)

Private Banking	1,095.0	1,063.4	942.3		3.0	16.2

Asset Management	465.2	444.7	420.9		4.6	10.5

Assets managed by Asset Management for Private Banking clients	(109.0)	(101.9)	(92.7)		7.0	17.6

Client assets from continuing operations	1,451.2	1,406.2	1,270.5		3.2	14.2

Discontinued operations	0.0	0.0	67.5	[1]	–	(100.0)

Client assets	1,451.2	1,406.2	1,338.0		3.2	8.5

1 Includes assets under management relating to the sale of part of our traditional investments business in Asset Management.

Growth in assets under management

in	1Q10	4Q09	1Q09

Growth in assets under management (CHF billion)

Private Banking	18.6	6.4	11.4

Asset Management	11.2	4.1	(3.5)

Assets managed by Asset Management for Private Banking clients	(3.8)	2.0	0.9

Net new assets	26.0	12.5	8.8

Private Banking	12.2	6.7	8.4

Asset Management	7.0	(16.0)	(2.3)

Assets managed by Asset Management for Private Banking clients	(3.3)	0.5	0.7

Other effects	15.9	(8.8)	6.8

Private Banking	30.8	13.1	19.8

Asset Management	18.2	(11.9)	(5.8)

Assets managed by Asset Management for Private Banking clients	(7.1)	2.5	1.6

Total growth in assets under management from continuing operations	41.9	3.7	15.6

Total growth in assets under management from discontinued operations [1]	0.0	0.0	(0.4)

Total growth in assets under management	41.9	3.7	15.2

Growth in assets under management (annualized) (%) [2]

Private Banking	8.1	2.8	5.8

Asset Management	10.8	3.8	(3.4)

Assets managed by Asset Management for Private Banking clients	14.9	(7.7)	(3.8)

Net new assets	8.5	4.1	3.2

Private Banking	5.3	3.0	4.3

Asset Management	6.7	(15.0)	(2.2)

Assets managed by Asset Management for Private Banking clients	13.0	(1.9)	(3.0)

Other effects	5.2	(2.9)	2.5

Private Banking	13.4	5.8	10.1

Asset Management	17.5	(11.2)	(5.6)

Assets managed by Asset Management for Private Banking clients	27.9	(9.6)	(6.8)

Total growth in assets under management	13.7	1.2	5.7

1 Includes assets under management relating to the sale of part of our traditional investments business in Asset Management. 2 Calculated based on continuing operations.

Growth in assets under management (continued)

in	1Q10	4Q09	1Q09

Growth in net new assets (rolling four-quarter average) (%) [1]

Private Banking	6.0	5.3	5.0

Asset Management	3.7	0.1	(8.8)

Assets managed by Asset Management for Private Banking clients	2.7	(2.3)	(9.5)

Growth in net new assets	5.5	4.0	0.8

1 Calculated based on continuing operations.

Net new assets
Net new assets include individual cash payments, security deliveries and cash flows resulting from loan increases or repayments. Interest and dividend income credited to clients, commissions, interest and fees charged for banking services are not included as they do not reflect success in acquiring assets under management. Furthermore, changes due to currency and market movements as well as asset inflows and outflows due to the acquisition or divestiture of businesses are not part of net new assets.

Private Banking recorded net new assets of CHF 18.6 billion in 1Q10, including CHF 12.9 billion in Wealth Management Clients, with inflows in our international businesses, mainly Asia Pacific, and in Switzerland. Asset Management recorded net new assets of CHF 11.2 billion, including inflows of CHF 6.9 billion in traditional investments and CHF 4.3 billion in alternative investments.

Client assets
Client assets is a broader measure than assets under management as it includes transactional and custody accounts (assets held solely for transaction-related or safekeeping/custody purposes) and assets of corporate clients and public institutions used primarily for cash management or transaction-related purposes.

Treasury and Risk management
Treasury management
Risk management
Treasury management
We continued to conservatively manage our liquidity and funding position, and our capital position remained strong with a BIS tier 1 ratio of 16.4% as of the end of 1Q10.
Liquidity and funding management
Securities for funding and capital purposes are issued primarily by the Bank, our principal operating subsidiary and a US registrant. The Bank lends funds to its operating subsidiaries and affiliates on both a senior and subordinated basis, as needed, the latter typically to meet capital requirements, or as desired by management to support business initiatives. For further information, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management in the Credit Suisse Annual Report 2009.

Liquidity risk management
Our internal liquidity risk management framework has been subject to review and monitoring by regulators and rating agencies for many years. Our liquidity and funding policy is designed to ensure that funding is available to meet all obligations in times of stress, whether caused by market events or issues specific to Credit Suisse. We achieve this due to a conservative asset/liability management strategy aimed at maintaining a funding structure with long-term wholesale and stable deposit funding and cash well in excess of illiquid assets. To address short-term liquidity stress we maintain a buffer of highly liquid securities and cash that covers unexpected needs of short-term liquidity. Our liquidity risk parameters reflect various liquidity stress assumptions, which we believe are conservative. We manage our liquidity profile at a sufficient level such that, in the event that we are unable to access unsecured funding, we will have sufficient liquidity to sustain operations for an extended period of time well in excess of our minimum target.

The impact of a one, two or three notch downgrade in the Bank’s long-term debt ratings would result in additional collateral requirements of CHF 2.2 billion, CHF 4.2 billion and CHF 4.7 billion, respectively, and would not be material to our liquidity and funding planning.

In April 2010, we established revised liquidity principles with FINMA, after its consultation with the Swiss National Bank, to ensure that the Group and the Bank have adequate holdings on a consolidated basis of liquid, unencumbered, high-quality securities available in a crisis situation for designated periods of time. The principles will be in effect as of the end of 2Q10. The crisis scenario assumptions include global market dislocation, large on- and off-balance sheet outflows, no access to unsecured wholesale funding markets, a significant withdrawal of deposits, varying access to secured market funding and the impacts from fears of insolvency. The principles aim to ensure we can meet our financial obligations in an extreme scenario for a minimum of 30 days. The principles take into consideration quantitative and qualitative factors and require us to address the possibility of emergency funding costs as we manage our capital and business. The principles call for additional reporting to FINMA. These principles may be modified to reflect the final BCBS liquidity requirements. We entered the credit and financial market dislocation with a strong liquidity position, which we have maintained and strengthened through open market funding ever since, incurring significant additional costs as a result. This has positioned us well to meet the revised liquidity principles when they become effective at the end of 2Q10.

Funding sources and uses
We primarily fund our balance sheet through long-term debt, shareholders’ equity and core customer deposits. A substantial portion of our balance sheet is match funded and requires no unsecured funding. Match funded balance sheet items consist of assets and liabilities with close to equal liquidity durations and value so that the liquidity and funding generated or required by the positions are substantially equivalent. Cash and due from banks is highly liquid. A significant part of our assets, principally unencumbered trading assets that support the securities business, is comprised of securities inventories and collateralized receivables, which fluctuate and are generally liquid. These liquid assets are available to settle short-term liabilities. These assets include our buffer of CHF 128 billion of cash, securities accepted under central bank facilities and other highly liquid unencumbered securities, which can be monetized in a time frame consistent with our short-term stress assumptions. Loans, which comprise the largest component of our illiquid assets, are funded by our core customer deposits, with an excess buffer of 21% as of the end of 1Q10. We fund other illiquid assets, including real estate, private equity and other long-term investments and a haircut for the illiquid portion of securities, with long-term debt and equity, where we try to maintain a substantial funding buffer. For more information, refer to the table “Balance sheet funding structure”.

Our core customer deposits totaled CHF 267 billion as of the end of 1Q10, a decrease of 4% compared to 4Q09, primarily due to the consolidation of Alpine. These deposits are from clients with whom we have a broad and longstanding relationship. Core customer deposits exclude deposits with banks and certificates of deposits. We place a priority on maintaining and growing customer deposits, as they have proved to be a stable and resilient source of funding even in difficult market conditions. In 1Q10 our short-term liabilities increased to CHF 58 billion from CHF 52 billion in 4Q09, primarily due to the consolidation of Alpine. The percentage of unsecured funding from long-term debt, excluding non-recourse debt associated with the consolidation of variable interest entities, was 30% as of the end of 1Q10, unchanged versus 4Q09. The weighted average maturity of long-term debt was 6.5 years (including certificates of deposits with a maturity of one year or longer, but excluding structured notes, and assuming callable securities are redeemed at final maturity or in 2030 for instruments without a stated final maturity).

Debt issuances and redemptions
Our capital markets debt issuance includes issues of senior and subordinated debt in US registered offerings and medium-term note programs, euro market medium-term note programs, Australian dollar domestic medium-term note programs and a Samurai shelf registration statement in Japan. As a global bank, we have access to multiple markets worldwide and our major funding operations include Zurich, New York, London and Tokyo. We use a wide range of products and currencies to ensure that our funding is efficient and well diversified across markets and investor types. Substantially all of our unsecured senior debt is issued without financial covenants that could trigger an increase of our cost of financing or accelerate the maturity of the debt, including adverse changes in our credit ratings, cash flows, results of operations or financial ratios.

In 1Q10, the Bank issued CHF 7.1 billion of senior debt with maturities ranging between four and 12 years and CHF 2.8 billion of subordinated debt with ten year maturities. The Bank also raised CHF 614 million in multiple tranches of covered bonds with maturities ranging between five and 20 years. Senior debt of CHF 1.6 billion, subordinated debt of CHF 418 million and covered bonds of CHF 907 million matured.

Capital management
Our consolidated BIS tier 1 ratio was 16.4% as of the end of 1Q10, compared to 16.3% as of the end of 4Q09, reflecting a higher capital base partially offset by increased risk-weighted assets (RWAs). Our core tier 1 ratio was 11.3% as of the end of 1Q10 compared to 11.2% in 4Q09.

In 1Q10, the Bank issued USD 2.5 billion and CHF 200 million of lower tier 2 subordinated debt with a maturity of ten years.
Both the Group and the Bank are subject to BIS and FINMA regulatory capital requirements, including leverage ratios of tier 1 capital to total adjusted assets. Under these requirements we must maintain by 2013 a minimum leverage ratio of 3% at the Group and Bank consolidated level. The leverage ratios for the Group and Bank consolidated level as of the end of 1Q10 were 4.2% and 4.0%, respectively.

Under FINMA requirements that impose an increase in market risk capital for every regulatory VaR backtesting exception over ten in the prior rolling 12 month period, we had no backtesting exceptions in 1Q10 and consequently the market risk capital multipliers remained at the FINMA and BIS minimum levels. For the purposes of this charge, backtesting exceptions are calculated using a subset of actual daily trading revenues that includes only the impact of daily movements in financial market variables such as interest rates, equity prices and foreign exchange rates on the previous night's positions.

For further information, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management in the Credit Suisse Annual Report 2009.

Capital structure

Total eligible capital
Tier 2 capital
Max 50% of total eligible capital
Lower tier 2 instruments[1] Max 50% of tier 1 capital
Upper tier 2 instruments
Tier 1 capital
Hybrid tier 1 instruments
Max 50% of tier 1 capital
Max 35% of tier 1 capital
Innovative instruments[2]
Max 15% of tier 1 capital
Other hybrid instruments[3]
Instruments convertible into tier 1 capital[4]
Qualifying noncontrolling interests[5]
Shareholders' equity

Percentages refer to tier 1 and total eligible capital before capital deductions.

[1] Lower tier 2 capital will no longer qualify for regulatory capital after 2020 but can be issued through 2010. [2] Hybrid instruments in the form of non-cumulative perpetual preferred securities and capital notes that either have a fixed maturity or an incentive to repay, such as a step-up in the coupon if the instrument is not redeemed when callable. [3] Hybrid instruments in the form of non-cumulative perpetual preferred securities and capital notes that have no fixed maturity and no incentive for repayment. [4] Hybrid instruments with a pre-defined mechanism that converts them into tier 1 capital, such as mandatory convertible bonds convertible into common shares. [5] Qualifying noncontrolling interests including common shares in majority owned and consolidated banking and finance subsidiaries and tier 1 capital securities securing deeply subordinated notes issued by SPEs.

Leverage ratio

	Group		Bank

end of	1Q10	4Q09	1Q10	4Q09

Adjusted assets (CHF billion) [1]

Total assets	1,090	1,047	1,068	1,026

Adjustments:
Assets from Swiss lending activities [2]	(138)	(137)	(114)	(114)

Cash and balances with central banks	(38)	(32)	(37)	(32)

Other	(18)	(19)	(16)	(15)

Total adjusted assets	896	859	901	865

Tier 1 capital	37.5	36.2	36.5	34.7

Leverage ratio (%)	4.2	4.2	4.0	4.0

1 Total assets are calculated as the average of the month-end values for the previous three calendar months. 2 Excludes Swiss interbank lending.

Regulatory capital – Group
The minor improvement in the tier 1 ratio compared to 4Q09 reflected a 3% increase in tier 1 capital, which was mostly offset by higher RWAs.
Tier 1 capital increased CHF 1.3 billion to CHF 37.5 billion as of the end of 1Q10. The increase was substantially driven by net income (excluding the impact of fair value gains/(losses) on Credit Suisse debt, net of tax) and foreign exchange translation impacts, partially offset by a dividend accrual and the effect of share-based compensation. Total eligible capital increased CHF 3.8 billion to CHF 49.5 billion, primarily due to the issuance of two lower tier 2 capital instruments, partially offset by foreign exchange translation impacts.

RWAs increased 3% to CHF 229 billion as of the end of 1Q10, primarily reflecting increased credit and market risk. The increase in credit risk was mainly from higher counterparty credit exposures, and the increase in market risk was due to increased RMBS and leveraged finance positions and a reduction in portfolio diversification benefits. For further information regarding market risk refer to Risk management – Market risk.

Our total capital ratio was 21.6% as of the end of 1Q10, compared to 20.6% as of the end of 4Q09, primarily reflecting the 8% increase in eligible capital, offset in part by the higher RWAs. For further information refer to the table “BIS Statistics”.

Regulators continued to focus on minimum bank capital requirements, harmonization of capital requirements, the improved quality of tier 1 capital and the continued inclusion in regulatory capital of tier 2 instruments. For further information, refer to – Regulatory developments.

BIS statistics

	Group				Bank

end of	1Q10	4Q09	1Q09	% change QoQ	1Q10	4Q09	1Q09	% change QoQ

Risk-weighted assets (CHF million)

Credit risk	169,650	164,997	183,696	3	159,720	154,982	173,171	3

Non-counterparty-related risk	7,386	7,141	7,113	3	6,807	6,547	6,492	4

Market risk	19,650	17,458	37,531	13	19,060	17,011	37,274	12

Operational risk	32,425	32,013	32,491	1	32,425	32,013	32,491	1

Risk-weighted assets	229,111	221,609	260,831	3	218,012	210,553	249,428	4

Eligible capital (CHF million)

Total shareholders' equity	36,815	37,517	36,009	(2)	30,632	31,228	30,146	(2)

Goodwill and intangible assets	(10,277)	(10,140)	(10,495)	1	(9,120)	(8,983)	(9,347)	2

Qualifying noncontrolling interests	1,817	1,742	1,776	4	4,919	4,762	5,226	3

Other adjustments [1]	(2,405)	(4,273)	(3,005)	(44)	(960)	(3,150)	(1,385)	(70)

Core tier 1 capital	25,950	24,846	24,285	4	25,471	23,857	24,640	7

Hybrid instruments [2]	12,395	12,198	13,004	2	11,835	11,617	12,412	2

Capital deductions 50% from tier 1	(878)	(837)	(545)	5	(815)	(779)	(538)	5

Tier 1 capital	37,467	36,207	36,744	3	36,491	34,695	36,514	5

Upper tier 2	1,784	1,989	2,803	(10)	2,442	2,681	3,450	(9)

Lower tier 2	11,170	8,369	9,678	33	12,523	9,723	10,726	29

Capital deductions 50% from tier 2	(878)	(837)	(545)	5	(815)	(779)	(538)	5

Tier 2 capital	12,076	9,521	11,936	27	14,150	11,625	13,638	22

Total eligible capital	49,543	45,728	48,680	8	50,641	46,320	50,152	9

Capital ratios (%)

Core tier 1 ratio	11.3	11.2	9.3	–	11.7	11.3	9.9	–

Tier 1 ratio	16.4	16.3	14.1	–	16.7	16.5	14.6	–

Total capital ratio	21.6	20.6	18.7	–	23.2	22.0	20.1	–

1 Includes cumulative fair value adjustments on Credit Suisse debt, net of tax, anticipated but not yet declared dividends, the net long position in own treasury shares in the trading book and an adjustment for the accounting treatment of pension plans. 2 Non-cumulative perpetual preferred securities and capital notes. The FINMA has advised that Credit Suisse Group and the Bank may continue to include as tier 1 capital CHF 1.7 billion and CHF 4.4 billion, respectively, in 1Q10 (4Q09: CHF 1.7 billion and CHF 4.4 billion, respectively; 1Q09: CHF 1.8 billion and CHF 4.8 billion, respectively) of equity from special purpose entities that are deconsolidated under US GAAP. Hybrid tier 1 capital represented 32.3% and 31.7% of the Group's and the Bank's adjusted tier 1 capital, respectively, as of the end of 1Q10 (4Q09: 32.9% and 32.7%, respectively; 1Q09: 34.9% and 33.5%, respectively). Under the decree with the FINMA, a maximum of 35% of tier 1 capital can be in the form of these hybrid capital instruments.

Tier 1 capital

in	1Q10	4Q09	% change

Tier 1 capital (CHF million)

Balance at beginning of period	36,207	36,457	(1)

Net income	2,055	793	159

Adjustments for fair value gains/(losses) reversed for regulatory purposes, net of tax	(88)	336	–

Foreign exchange impact on tier 1 capital	143	(134)	–

Other	(850)	(1,245)	(32)

Balance at end of period	37,467	36,207	3

The chart illustrates the main types of balance sheet positions and off-balance sheet exposures that translate into market, credit, operational and non-counterparty risk RWAs. Market risk RWAs reflect the capital requirements of potential changes in the fair values of financial instruments in response to market movements inherent in both the balance sheet and the off-balance sheet items. Credit risk RWAs reflect the capital requirements of the possibility of a loss being incurred as the result of a borrower or counterparty failing to meet its financial obligations or as a result of a deterioration in the credit quality of the borrower or counterparty. Operational risk RWAs reflect the capital requirements of the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. Non-counterparty risk RWAs primarily reflect the capital requirements of our premises and equipment.

It is not the nominal size, but the nature (including risk mitigation such as collateral or hedges), of the balance sheet positions or off-balance sheet exposures that determines the RWAs.
Risk-weighted assets by division

	end of			% change

	1Q10	4Q09	1Q09	QoQ	YoY

Risk-weighted assets by division (CHF million)

Private Banking	60,313	60,479	62,474	0	(3)

Investment Banking	144,131	136,116	170,176	6	(15)

Asset Management	14,130	14,549	16,510	(3)	(14)

Corporate Center	10,537	10,465	11,671	1	(10)

Risk-weighted assets	229,111	221,609	260,831	3	(12)

Excludes additional risk-weighted asset equivalents attributable to the segment that are deducted from Group tier 1 capital

Capital

	end of			% change

	1Q10	4Q09	1Q09	QoQ	YoY

Shares outstanding (million)

Common shares issued	1,185.8	1,185.4	1,184.6	0	0

Treasury shares	(30.9)	(16.2)	(30.0)	91	3

Shares outstanding	1,154.9	1,169.2	1,154.6	(1)	0

Par value (CHF)

Par value	0.04	0.04	0.04	0	0

Shareholders' equity (CHF million)

Common shares	47	47	47	0	0

Additional paid-in capital	24,729	24,706	25,434	0	(3)

Retained earnings	24,929	25,258	20,786	(1)	20

Treasury shares, at cost	(1,637)	(856)	(948)	91	73

Accumulated other comprehensive income	(11,253)	(11,638)	(9,310)	(3)	21

Total shareholders' equity	36,815	37,517	36,009	(2)	2

Goodwill	(9,399)	(9,267)	(9,901)	1	(5)

Other intangible assets	(398)	(328)	(404)	21	(1)

Tangible shareholders' equity [1]	27,018	27,922	25,704	(3)	5

Book value per share outstanding (CHF)

Total book value per share	31.88	32.09	31.19	(1)	2

Goodwill per share	(8.14)	(7.93)	(8.58)	3	(5)

Other intangible assets per share	(0.34)	(0.28)	(0.35)	21	(3)

Tangible book value per share	23.40	23.88	22.26	(2)	5

1 Tangible shareholders' equity attributable to shareholders is calculated by deducting goodwill and other intangible assets from total shareholders' equity attributable to shareholders. Management believes that the return on tangible shareholders' equity attributable to shareholders is meaningful as it allows for the consistent measurement of the performance of businesses without regard to whether the businesses were acquired.

Shareholders’ equity
Our shareholders’ equity decreased to CHF 36.8 billion as of the end of 1Q10 from CHF 37.5 billion as of the end of 4Q09. The decrease in shareholders’ equity reflected the reduction in retained earnings as a result of the consolidation of Alpine on January 1, 2010 under new US GAAP rules and the effect of share-based compensation, partially offset by the net income in 1Q10 and the change in other comprehensive income, reflecting the positive impact of foreign exchange rate changes on cumulative translation adjustments. For further information on the consolidation of Alpine, refer to I – Credit Suisse results – Core Results – Accounting changes adopted in 1Q10.

Regulatory developments
In December 2009, the BCBS published consultative proposals to strengthen the resilience of the banking sector. The proposals are aimed at strengthening capital and liquidity regulations. The BCBS proposals are not expected to be finalized until later in 2010 following an impact assessment by the BCBS and are expected to be implemented over a period of time. The impact of these proposals on us will be assessed as the details and timing of the implementation are clarified. Final BCBS requirements may be adjusted when implemented by FINMA and our other regulators. For further information, refer to I – Core Results – Regulatory proposals and developments.

Economic capital
Overview
Economic capital is used as a consistent and comprehensive tool for risk management, capital management and performance measurement. Economic capital measures risks in terms of economic realities rather than regulatory or accounting rules and is the estimated capital needed to remain solvent and in business, even under extreme market, business and operational conditions, given our target financial strength (our long-term credit rating).

For further information, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management in the Credit Suisse Annual Report 2009.
We regularly review the economic capital methodology in order to ensure that the model remains relevant as markets and business strategies evolve. In 1Q10, we implemented changes to the position risk methodology for risk management purposes. In addition, we reduced the severity of the confidence level scaling factors for 99.97% position risk (for capital management purposes) for international lending & counterparty exposures and traded credit within fixed income trading following last year’s increase in the severity of spread shocks for 99% position risk (for risk management purposes). We now also exclude fair value gains and losses on own debt from economic adjustments within economic capital resources. Prior period balances have been restated for methodology changes in order to show meaningful trends. The total impacts of methodology changes on 4Q09 economic capital and economic capital resources were decreases of CHF 339 million, or 1%, and CHF 1,074 million, or 3%, respectively, and a reduction in the economic capital ratio as of 4Q09 to 132% from 134%.

There are a number of planned revisions to Basel II market risk over the next two years, such as an incremental charge to capture default risk on trading book assets. These changes already form part of our economic capital framework, and we do not expect material future impacts to our economic capital from these changes. Any implications of the BCBS proposals on the economic capital framework will be assessed as the details and timing of the implementation are clarified.

Utilized economic capital trends
Over the course of 1Q10, our utilized economic capital increased 4% due to higher position risk in Investment Banking.
For Investment Banking, utilized economic capital increased 6% due to increases in position risks for emerging markets, fixed income trading and real estate and structured assets. Excluding the US dollar translation impact against the Swiss franc, utilized economic capital increased 5%.

For Private Banking, Asset Management and Corporate Center, utilized economic capital was stable over the quarter.
For further information on our position risk, refer to Risk management – Key position risk trends.
Capital adequacy trends
The economic capital coverage ratio increased from 132% in 4Q09 to 133% in 1Q10, primarily reflecting increased economic capital resources, due to higher tier 1 capital and higher economic adjustments, partially offset by an increase in utilized economic capital. Our coverage ratio is within our target band of 110% to 140%.

Economic capital

	in / end of				% change

	1Q10		4Q09	1Q09	QoQ	YoY

Economic capital resources (CHF million)

Tier 1 capital	37,467		36,207	36,744	3	2

Economic adjustments [1]	4,518		3,898	1,345	16	236

Economic capital resources	41,985		40,105	38,089	5	10

Utilized economic capital (CHF million)

Position risk (99.97% confidence level)	23,897		22,683	23,587	5	1

Operational risk	2,811		2,812	2,877	0	(2)

Other risks [2]	4,901		4,858	3,959	1	24

Utilized economic capital	31,609		30,353	30,423	4	4

Economic capital coverage ratio (%)

Economic capital coverage ratio	132.8		132.1	125.2	–	–

Utilized economic capital by segment (CHF million)

Private Banking	6,806		6,797	6,896	0	(1)

Investment Banking	20,204		18,994	21,286	6	(5)

Asset Management	3,371		3,325	3,512	1	(4)

Corporate Center [3]	1,255		1,251	(1,257)	0	–

Utilized economic capital - Credit Suisse	31,609	[4]	30,353	30,423	4	4

Average utilized economic capital by segment (CHF million)

Private Banking	6,802		6,791	7,023	0	(3)

Investment Banking	19,599		18,856	21,617	4	(9)

Asset Management	3,348		3,363	3,482	0	(4)

Corporate Center [3]	1,253		1,249	(1,122)	0	–

Average utilized economic capital - Credit Suisse	30,981	[5]	30,244	30,986	2	0

Prior utilized economic capital and economic capital resources balances have been restated for methodology changes in order to show meaningful trends.
1 Primarily includes anticipated dividends and unrealized gains on owned real estate. Economic adjustments are made to tier 1 capital to enable comparison between capital utilization and resources. 2 Includes owned real estate risk, expense risk, pension risk, foreign exchange risk between economic capital resources and utilized economic capital, diversification benefit and an estimate for the impacts of certain methodology changes planned for 2010. 3 Includes primarily expense risk diversification benefits from the divisions and foreign exchange risk between economic capital resources and utilized economic capital. 4 Includes a diversification benefit of CHF 27 million. 5 Includes a diversification benefit of CHF 21 million.

Risk management
Our overall position risk increased 6% in 1Q10. Excluding the US dollar translation impact, position risk increased 4%. We received approval from FINMA to implement a revised VaR methodology that is more responsive to short-term market volatility. Under this revised methodology, average risk management VaR increased 8% to CHF 105 million, and period-end VaR increased 25% to CHF 130 million, compared to 4Q09.

Economic capital – Position risk
Position risk, which is a component of the economic capital framework, is our core Group-wide risk management tool. It is used to assess, monitor and report risk exposures throughout the Group and represents good market practice. Position risk is the level of unexpected loss in economic value on our portfolio of positions over a one-year horizon, which is exceeded with a given small probability (1% for risk management purposes and 0.03% for capital management purposes).

For further information, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Economic capital and position risk in the Credit Suisse Annual Report 2009.
We regularly review the economic capital methodology to ensure that the model remains relevant as markets and business strategies evolve. In 1Q10, we implemented changes to the position risk methodology for risk management purposes, which increased 4Q09 position risk by CHF 12 million, or 0.1%. Prior period balances have been restated to show meaningful trends.

Position risk

	end of			% change

	1Q10	4Q09	1Q09	QoQ	YoY

Position risk (CHF million)

Fixed income trading [1]	2,684	2,243	1,162	20	131

Equity trading & investments	2,565	2,675	2,583	(4)	(1)

Private banking corporate & retail lending	2,675	2,692	2,622	(1)	2

International lending & counterparty exposures	4,046	3,982	4,660	2	(13)

Emerging markets	1,414	944	1,742	50	(19)

Real estate & structured assets [2]	2,589	2,473	2,479	5	4

Simple sum across risk categories	15,973	15,009	15,248	6	5

Diversification benefit	(2,685)	(2,494)	(2,517)	8	7

Position risk (99% confidence level for risk management purposes)	13,288	12,515	12,731	6	4

Position risk (99.97% confidence level for capital management purposes)	23,897	22,683	23,587	5	1

Prior period balances have been restated for methodology changes in order to show meaningful trends.
1 This category comprises fixed income trading, foreign exchange and commodity exposures. 2 This category comprises commercial and residential real estate, ABS exposure, real estate acquired at auction and real estate fund investments.

Key position risk trends
Position risk for risk management purposes at the end of 1Q10 increased 6% compared to the end of 4Q09. Position risks increased in emerging markets, due to higher risk in Asia, Latin America and Eastern Europe, and in fixed income trading, due to increased foreign exchange trading and traded credit exposures. Position risk also increased in real estate & structured assets, due to secondary trading in CMBS. The increases were partially offset by reductions in equity trading & investments, due to lower equity-backed financing in the equity derivatives business. Excluding the US dollar translation impact against the Swiss franc, position risk increased 4%.

Compared to the end of 1Q09, position risk for risk management purposes increased 4%. The increases were primarily due to higher fixed income trading, reflecting higher traded credit and foreign exchange trading exposures, and higher RMBS exposures in real estate & structured assets. The increases were partially offset by reduced position risks in international lending & counterparty exposures, reflecting lower derivatives exposures in Investment Banking, and in emerging markets, primarily Latin America. Excluding the US dollar translation impact against the Swiss franc, position risk increased 11%.

As part of our overall risk management, we hold a portfolio of hedges. Hedges are impacted by market movements similar to other trading securities, and may result in gains or losses which offset losses or gains on the portfolio they were designated to hedge. Due to the varying nature and structure of hedges, these gains or losses may not perfectly offset the losses or gains on the portfolio.

Market risk
We primarily assume market risk through the trading activities in Investment Banking. The other divisions also engage in trading activities, but to a much lesser extent. Trading risks are measured using VaR along with a number of other risk measurement tools. VaR is the potential loss in fair value of trading positions due to adverse market movements over a defined time horizon and for a specified confidence level. VaR relies on historical data and is considered a useful tool for estimating potential loss in normal markets in which there are no abrupt changes in market conditions. Other tools, including stress testing, are more appropriate for modeling the impact from severe market conditions. We regularly review our VaR model to ensure that it remains appropriate given evolving market conditions and the composition of our trading portfolio.

As part of the ongoing review to improve risk management approaches and methodologies, we are implementing a revised VaR measure for risk management purposes. This revised VaR, which we call risk management VaR, adjusts VaR in cases where short-term market volatility over a six-month period is different than long-term volatility in a three-year dataset. This change makes VaR a more useful risk management tool and one that better reflects short-term market volatility. We have approval from FINMA to use this VaR methodology for risk management purposes. We have restated risk management VaR for prior periods to show meaningful trends. For market risk regulatory capital, we will continue to use our scaled VaR methodology, which we call regulatory VaR, which adjusts VaR in cases where short-term market volatility is higher than long-term volatility in a three-year dataset.

For both risk management VaR and regulatory VaR, we present one-day, 99% VaR, which is ten-day VaR adjusted to a one-day holding period based on a 99% confidence level. This means there is a 1-in-100 chance of incurring a daily mark-to-market trading loss at least as large as the reported VaR. In order to show the aggregate market risk in our trading books, the chart entitled “Daily risk management VaR” shows the trading-related market risk on a consolidated basis.

Our average risk management VaR during 1Q10 increased 8% to CHF 105 million from 4Q09 and decreased 51% from 1Q09. The increase in average risk management VaR from 4Q09 was partially due to the increased risk usage in support of our client flow businesses across fixed income mainly due to increased credit and interest rate exposures. Equity risk management VaR decreased, reflecting lower IPO exposures, partially offset by increased equity derivatives exposures. Period-end risk management VaR as of the end of 1Q10 increased 25% to CHF 130 million from the end of 4Q09, and decreased 17% from the end of 1Q09. The increase in period-end risk management VaR from 4Q09 was partially due to the increased credit and foreign exchange exposures at the end of the quarter.

In 1Q10, our average regulatory VaR was CHF 136 million, an increase of 14% from 4Q09 and a decrease of 34% from 1Q09. Period-end regulatory VaR as of the end of 1Q10 increased 40% to CHF 184 million from the end of 4Q09, and increased 30% from the end of 1Q09. The regulatory VaR is still driven by the extreme market volatility of 4Q08 in the three-year dataset.

One-day, 99% VaR

	Risk Management VaR								Regulatory VaR

in / end of	Interest rate & credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit		Total		Total

1Q10 (CHF million)

Average	131	9	17	24	(76)		105	[2]	136

Minimum	115	4	13	11	–	[1]	79		103

Maximum	154	21	20	40	–	[1]	153		198

End of period	154	15	15	24	(78)		130	[2]	184

4Q09 (CHF million)

Average	128	9	18	37	(95)		97	[2]	119

Minimum	104	5	14	16	–	[1]	82		106

Maximum	148	15	24	68	–	[1]	118		147

End of period	116	5	17	41	(75)		104	[2]	131

1Q09 (CHF million)

Average	205	24	24	47	(86)		214	[2]	205

Minimum	157	16	19	27	–	[1]	157		142

Maximum	269	35	33	80	–	[1]	269		250

End of period	172	25	19	51	(110)		157	[2]	142

Excludes risks associated with counterparty and own credit exposures.
1 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit. 2 Excluding the impact of methodology changes, average risk management VaR would have been CHF 136 million, CHF 116 million and CHF 143 million and period-end VaR would have been CHF 184 million, CHF 131 million and CHF 110 million in 1Q10, 4Q09 and 1Q09, respectively.

Various techniques are used to assess the accuracy of the VaR models, including backtesting. In line with industry practice, we present backtesting using actual daily trading revenues. Actual daily trading revenues are compared with regulatory VaR calculated using a one-day holding period. A backtesting exception occurs when the trading revenue loss exceeds the daily VaR estimate. We had no regulatory VaR backtesting exceptions during 1Q10. The histogram entitled “Actual daily trading revenues” reflects the distribution of actual daily trading revenues during 1Q10, 4Q09 and 1Q09. The width of this distribution provides another indication of the day-to-day risk in our trading activities. For further information on the use of our regulatory VaR model in the calculation of trading book market risk capital requirements, refer to Treasury management – Capital management.

We assume non-trading interest rate risk through interest rate-sensitive positions originated by Private Banking and risk-transferred to Treasury, money market and funding activities by Treasury and the deployment of our consolidated equity as well as other activities, including market making and trading activities involving banking book positions at the divisions, primarily Investment Banking. Savings accounts and many other retail banking products have no contractual maturity date or direct market-linked interest rate and are risk-transferred from Private Banking to Treasury on a pooled basis using replicating portfolios (approximating the re-pricing behavior of the underlying product). Treasury and other desks running interest rate risk positions actively manage the positions within approved limits.

The impact of a one basis point parallel increase of the yield curves on the fair value of interest rate-sensitive non-trading book positions would have been an increase of CHF 8.2 million as of the end of 1Q10, compared to an increase of CHF 7.7 million as of the end of 4Q09.

Credit risk
Credit risk is the possibility of a loss being incurred as the result of a borrower or counterparty failing to meet its financial obligations. In the event of a default, a bank generally incurs a loss equal to the amount owed by the debtor, less any recoveries resulting from foreclosure, liquidation of collateral or the restructuring of the debtor company.

The majority of our credit risk is concentrated in Private Banking and Investment Banking. Credit risk exists within lending products, commitments and letters of credit, and results from counterparty exposure arising from derivatives, foreign exchange and other transactions and may be on or off-balance sheet.

Our regular review of the creditworthiness of clients and counterparties does not depend on the accounting treatment of the asset or commitment. Adverse changes in the creditworthiness of counterparties of loans held at fair value are reflected in valuation changes reported directly in revenues, and therefore are not part of the impaired loans balance. For further information on credit risk, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Credit risk in the Credit Suisse Annual Report 2009. For further information on counterparty credit risk, refer to Note 24 – Fair value of financial instruments in V – Condensed consolidated financial statements – unaudited.

The following table represents credit risk from loans, loan commitments and certain other contingent liabilities, loans held-for-sale, traded loans and derivative instruments before consideration of risk mitigation such as cash collateral and marketable securities or credit hedges. Loan commitments include irrevocable credit facilities for Investment Banking and Private Banking and, additionally in Private Banking, unused credit limits which can be revoked at our sole discretion upon notice to the client.

Credit risk

	end of			% change

	1Q10	4Q09	1Q09	QoQ	YoY

Balance sheet (CHF million)

Gross loans	230,033	238,600	239,371	(4)	(4)

Loans held-for-sale	31,015	14,287	20,178	117	54

Traded loans	5,364	5,249	2,709	2	98

Derivative instruments [1]	56,155	57,153	99,680	(2)	(44)

Total balance sheet	322,567	315,289	361,938	2	(11)

Off-balance sheet (CHF million)

Loan commitments	224,093	228,484	239,140	(2)	(6)

Credit guarantees and similar instruments	9,700	8,067	6,870	20	41

Irrevocable commitments under documentary credits	4,769	4,583	4,454	4	7

Total off-balance sheet	238,562	241,134	250,464	(1)	(5)

Total credit risk	561,129	556,423	612,402	1	(8)

Before risk mitigation, for example, collateral, credit hedges.
1 Positive replacement value after netting agreements.

Loan exposure
Compared to the end of 4Q09, gross loans decreased 4% to CHF 230.0 billion. In Private Banking, gross loans were stable at CHF 178.7 billion. Gross loans in Investment Banking decreased 18% to CHF 51.3 billion, mainly due to declines in financial institutions reflecting the elimination of loans to Alpine upon consolidation of Alpine in 1Q10. Gross impaired loans were stable at CHF 2.3 billion. A decrease in impaired loans in Private Banking was largely offset by a slight increase in Investment Banking. The decrease in Private Banking was mainly due to decreased potential problem loans. In Investment Banking, the increase in restructured loans and non-performing loans was partially offset by a decrease in potential problem loans. A portion of the impaired loans in Investment Banking is economically hedged by insurance and other risk mitigation, including credit default swaps (CDS). We recorded a net release of provision for credit losses of CHF 50 million in 1Q10, compared to a net release of provision of CHF 40 million in 4Q09, with a net release of CHF 69 million in Investment Banking, partially offset by a net provision of CHF 19 million in Private Banking.

Compared to the end of 1Q09, gross loans decreased 4%, mainly in Investment Banking. Gross loans in Private Banking was stable. In Investment Banking, strong decreases in commercial and industrial loans and decreases in loans to financial institutions were partially offset by a slight increase in real estate loans. Gross impaired loans decreased CHF 650 million, or 22%, mainly driven by lower non-performing loans and potential problem loans in Investment Banking, but also due to reduced non-performing loans in Private Banking.

Loans

	Private Banking						Investment Banking			Credit Suisse			[1]

end of	1Q10		4Q09		1Q09		1Q10	4Q09	1Q09	1Q10	4Q09	1Q09

Loans (CHF million)

Mortgages	83,195		82,642		82,310		0	0	0	83,195	82,642	82,310

Loans collateralized by securities	22,259		21,303		20,479		0	0	0	22,259	21,303	20,479

Consumer finance	4,377		4,269		4,489		1,574	1,508	1,259	5,951	5,777	5,748

Consumer loans	109,831		108,214		107,278		1,574	1,508	1,259	111,405	109,722	108,537

Real estate	21,741		21,648		21,811		3,560	3,410	2,369	25,301	25,058	24,180

Commercial and industrial loans	37,401		36,091		38,544		20,907	22,824	32,475	58,308	58,915	71,019

Financial institutions	8,581		9,074		8,584		21,678	30,637	23,427	30,291	39,707	32,075

Governments and public institutions	1,120		1,134		1,209		3,608	4,064	2,351	4,728	5,198	3,560

Corporate and institutional loans	68,843	[2]	67,947	[2]	70,148	[2]	49,753	60,935	60,622	118,628	128,878	130,834

Gross loans	178,674		176,161		177,426		51,327	62,443	61,881	230,033	238,600	239,371

of which reported at fair value	–		–		–		25,449	36,246	29,855	25,449	36,246	29,855

Net (unearned income) / deferred expenses	11		21		24		(34)	(46)	(84)	(23)	(25)	(60)

Allowance for loan losses [3]	(909)		(937)		(946)		(360)	(458)	(855)	(1,269)	(1,395)	(1,801)

Net loans	177,776		175,245		176,504		50,933	61,939	60,942	228,741	237,180	237,510

Impaired loans (CHF million)

Non-performing loans	666		676		842		669	621	975	1,335	1,297	1,817

Non-interest-earning loans	399		336		285		0	0	0	399	336	285

Total non-performing and non-interest-earning loans	1,065		1,012		1,127		669	621	975	1,734	1,633	2,102

Restructured loans	0		0		0		70	6	8	70	6	8

Potential problem loans	341		448		434		112	210	363	453	658	797

Total other impaired loans	341		448		434		182	216	371	523	664	805

Gross impaired loans [3]	1,406		1,460		1,561		851	837	1,346	2,257	2,297	2,907

of which loans with a specific allowance	1,149		1,141		1,318		748	805	1,310	1,897	1,946	2,628

of which loans without a specific allowance	257		319		243		103	32	36	360	351	279

Allowance for loan losses (CHF million)

Balance at beginning of period [3]	937		917		912		458	517	727	1,395	1,434	1,639

Net movements recognized in statements of operations	22		24		39		(46)	(37)	79	(24)	(13)	118

Gross write-offs	(59)		(36)		(31)		(69)	(21)	(21)	(128)	(57)	(52)

Recoveries	8		9		12		10	0	2	18	9	14

Net write-offs	(51)		(27)		(19)		(59)	(21)	(19)	(110)	(48)	(38)

Provisions for interest	0		(3)		4		0	5	14	0	2	18

Foreign currency translation impact and other adjustments, net	1		26		10		7	(6)	54	8	20	64

Balance at end of period [3]	909		937		946		360	458	855	1,269	1,395	1,801

of which a specific allowance	670		704		735		211	280	598	881	984	1,333

of which an inherent credit loss allowance	239		233		211		149	178	257	388	411	468

Loan metrics (%)

Total non-performing and non-interest-earning loans / Gross loans [4]	0.6		0.6		0.6		2.6	2.4	3.0	0.8	0.8	1.0

Gross impaired loans / Gross loans [4]	0.8		0.8		0.9		3.3	3.2	4.2	1.1	1.1	1.4

Allowance for loan losses / Total non-performing and non-interest-earning loans [3]	85.4		92.6		83.9		53.8	73.8	87.7	73.2	85.4	85.7

Allowance for loan losses / Gross impaired loans [3]	64.7		64.2		60.6		42.3	54.7	63.5	56.2	60.7	62.0

The disclosure presents our lending exposure from a risk management perspective and, as such, differs from the loans presentation in Note 15 - Loans in V - Condensed consolidated financial statements - unaudited.
1 Includes Asset Management and Corporate Center. 2 Of which CHF 47,940 million, CHF 47,597 million and CHF 48,622 million were secured by financial collateral and mortgages in 1Q10, 4Q09 and 1Q09, respectively. 3 Impaired loans and allowance for loan losses are only based on loans which are not carried at fair value. 4 Excludes loans carried at fair value.

Condensed consolidated financial statements – unaudited
Report of the Independent Registered Public Accounting Firm
Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited

Report of Independent Registered Public Accounting Firm
To the Board of Directors of

Credit Suisse Group AG, Zurich

We have reviewed the accompanying condensed consolidated balance sheets of Credit Suisse Group AG and subsidiaries (the “Group”) as of March 31, 2010 and 2009 and the related condensed consolidated statements of operations, changes in equity, comprehensive income and cash flows for the three-month periods ended March 31, 2010 and 2009. These condensed consolidated financial statements are the responsibility of the Group's management.

We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Group as of December 31, 2009, and the related consolidated statements of operations, changes in equity, comprehensive income and cash flows for the year then ended (not presented herein); and in our report dated March 25, 2010, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2009, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

KPMG AG

Marc Ufer Simon Ryder
Licensed Audit Expert Licensed Audit Expert

Zurich, Switzerland
May 7, 2010

The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.
Condensed consolidated financial statements – unaudited
Consolidated statements of operations (unaudited)

	in			% change

	1Q10	4Q09	1Q09	QoQ	YoY

Consolidated statements of operations (CHF million)

Interest and dividend income	5,806	5,249	6,931	11	(16)

Interest expense	(3,859)	(3,335)	(4,893)	16	(21)

Net interest income	1,947	1,914	2,038	2	(4)

Commissions and fees	3,407	3,942	2,953	(14)	15

Trading revenues	3,452	548	4,897	–	(30)

Other revenues	207	311	(1,782)	(33)	–

Net revenues	9,013	6,715	8,106	34	11

Provision for credit losses	(50)	(40)	183	25	–

Compensation and benefits	3,893	2,467	4,340	58	(10)

General and administrative expenses	1,675	2,298	1,549	(27)	8

Commission expenses	520	530	467	(2)	11

Total other operating expenses	2,195	2,828	2,016	(22)	9

Total operating expenses	6,088	5,295	6,356	15	(4)

Income from continuing operations before taxes	2,975	1,460	1,567	104	90

Income tax expense	839	461	981	82	(14)

Income from continuing operations	2,136	999	586	114	265

Income/(loss) from discontinued operations, net of tax	(19)	0	(32)	–	(41)

Net income	2,117	999	554	112	282

Less net income/(loss) attributable to noncontrolling interests	62	206	(1,452)	(70)	–

Net income attributable to shareholders	2,055	793	2,006	159	2

of which from continuing operations	2,074	793	2,038	162	2

of which from discontinued operations	(19)	0	(32)	–	(41)

Basic earnings per share (CHF)

Basic earnings per share from continuing operations	1.66	0.59	1.63	181	2

Basic earnings per share from discontinued operations	(0.02)	0.00	(0.03)	–	(33)

Basic earnings per share	1.64	0.59	1.60	178	2

Diluted earnings per share (CHF)

Diluted earnings per share from continuing operations	1.65	0.56	1.62	195	2

Diluted earnings per share from discontinued operations	(0.02)	0.00	(0.03)	–	(33)

Diluted earnings per share	1.63	0.56	1.59	191	3

Consolidated balance sheets (unaudited)

	end of			% change

	1Q10	4Q09	1Q09	QoQ	YoY

Assets (CHF million)

Cash and due from banks	44,550	51,857	88,039	(14)	(49)

of which reported from consolidated VIEs	1,666	–	–	–	–

Interest-bearing deposits with banks	2,124	1,177	1,482	80	43

of which reported at fair value	294	–	–	–	–

of which reported from consolidated VIEs	294	–	–	–	–

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	241,183	209,499	259,679	15	(7)

of which reported at fair value	133,233	128,303	156,248	4	(15)

of which reported from consolidated VIEs	1,355	–	–	–	–

Securities received as collateral, at fair value	43,750	37,516	28,801	17	52

of which encumbered	31,667	27,816	17,968	14	76

Trading assets, at fair value	340,904	332,238	340,526	3	0

of which encumbered	124,019	112,843	89,457	10	39

of which reported from consolidated VIEs	7,472	–	–	–	–

Investment securities	9,898	11,232	13,932	(12)	(29)

of which reported at fair value	9,455	10,793	12,889	(12)	(27)

Other investments	19,873	23,993	27,328	(17)	(27)

of which reported at fair value	17,165	21,126	25,216	(19)	(32)

of which reported from consolidated VIEs	2,346	–	–	–	–

Net loans	228,741	237,180	237,510	(4)	(4)

of which reported at fair value	25,449	36,246	29,855	(30)	(15)

of which allowance for loan losses	(1,269)	(1,395)	(1,801)	(9)	(30)

of which reported from consolidated VIEs	5,747	–	–	–	–

Premises and equipment	6,551	6,436	6,514	2	1

of which reported from consolidated VIEs	52	–	–	–	–

Goodwill	9,399	9,267	9,901	1	(5)

Other intangible assets	398	328	404	21	(1)

of which reported at fair value	107	30	79	257	35

Brokerage receivables	41,171	41,960	57,769	(2)	(29)

Other assets	85,166	68,744	83,183	24	2

of which reported at fair value	47,787	29,125	31,451	64	52

of which encumbered	658	975	3,586	(33)	(82)

of which reported from consolidated VIEs	19,819	–	–	–	–

Assets of discontinued operations held-for-sale	95	0	1,018	–	(91)

Total assets	1,073,803	1,031,427	1,156,086	4	(7)

Consolidated balance sheets (unaudited) (continued)

	end of			% change

	1Q10	4Q09	1Q09	QoQ	YoY

Liabilities and equity (CHF million)

Due to banks	35,916	36,214	54,333	(1)	(34)

of which reported at fair value	4,554	4,695	4,994	(3)	(9)

Customer deposits	275,316	286,694	286,703	(4)	(4)

of which reported at fair value	3,857	2,676	2,824	44	37

of which reported from consolidated VIEs	39	–	–	–	–

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	181,462	191,687	255,636	(5)	(29)

of which reported at fair value	111,196	122,136	167,781	(9)	(34)

Obligation to return securities received as collateral, at fair value	43,750	37,516	28,801	17	52

Trading liabilities, at fair value	156,151	133,481	160,872	17	(3)

of which reported from consolidated VIEs	395	–	–	–	–

Short-term borrowings	13,773	7,645	9,603	80	43

of which reported at fair value	3,591	3,383	3,438	6	4

of which reported from consolidated VIEs	4,204	–	–	–	–

Long-term debt	185,147	159,365	156,794	16	18

of which reported at fair value	92,615	74,513	76,091	24	22

of which reported from consolidated VIEs	21,489	–	–	–	–

Brokerage payables	68,850	58,965	71,922	17	(4)

Other liabilities	65,682	71,532	79,915	(8)	(18)

of which reported at fair value	31,866	30,389	26,567	5	20

of which reported from consolidated VIEs	929	–	–	–	–

Liabilities of discontinued operations held-for-sale	0	0	849	–	(100)

Total liabilities	1,026,047	983,099	1,105,428	4	(7)

Common shares	47	47	47	0	0

Additional paid-in capital	24,729	24,706	25,434	0	(3)

Retained earnings	24,929	25,258	20,786	(1)	20

Treasury shares, at cost	(1,637)	(856)	(948)	91	73

Accumulated other comprehensive income/(loss)	(11,253)	(11,638)	(9,310)	(3)	21

Total shareholders' equity	36,815	37,517	36,009	(2)	2

Noncontrolling interests	10,941	10,811	14,649	1	(25)

Total equity	47,756	48,328	50,658	(1)	(6)

Total liabilities and equity	1,073,803	1,031,427	1,156,086	4	(7)

	end of			% change

	1Q10	4Q09	1Q09	QoQ	YoY

Additional share information

Par value (CHF)	0.04	0.04	0.04	0	0

Authorized shares (million)	1,468.6	1,469.4	1,308.0	0	12

Issued shares (million)	1,185.8	1,185.4	1,184.6	0	0

Repurchased shares (million)	(30.9)	(16.2)	(30.0)	91	3

Shares outstanding (million)	1,154.9	1,169.2	1,154.6	(1)	0

Consolidated statements of changes in equity (unaudited)

	Attributable to shareholders

	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests	Total equity	Number of common shares outstanding

1Q10 (CHF million)

Balance at beginning of period	47	24,706	25,258	(856)	(11,638)	37,517	10,811	48,328	1,169,210,895	[1]

Purchase of subsidiary shares from noncontrolling interests, changing ownership	–	–	–	–	–	–	(5)	(5)	–

Purchase of subsidiary shares from noncontrolling interests, not changing ownership [2,3]	–	–	–	–	–	–	(201)	(201)	–

Sale of subsidiary shares to noncontrolling interests, changing ownership	–	–	–	–	–	–	1	1	–

Sale of subsidiary shares to noncontrolling interests, not changing ownership [3]	–	–	–	–	–	–	128	128	–

Net income/(loss)	–	–	2,055	–	–	2,055	62	2,117	–

Cumulative effect of accounting changes, net of tax [4]	–	–	(2,384)	–	135	(2,249)	–	(2,249)	–

Gains/(losses) on cash flow hedges	–	–	–	–	7	7	–	7	–

Foreign currency translation	–	–	–	–	219	219	184	403	–

Unrealized gains/(losses) on securities	–	–	–	–	5	5	–	5	–

Actuarial gains/(losses)	–	–	–	–	16	16	–	16	–

Net prior service cost	–	–	–	–	3	3	–	3	–

Total other comprehensive income/(loss), net of tax	–	–	–	–	250	250	184	434	–

Issuance of common shares	–	21	–	–	–	21	–	21	466,449

Sale of treasury shares	–	18	–	6,232	–	6,250	–	6,250	125,995,076

Repurchase of treasury shares	–	–	–	(7,405)	–	(7,405)	–	(7,405)	(148,502,385)

Share-based compensation, net of tax	–	(38)	–	392	–	354	–	354	7,732,961

Financial instruments indexed to own shares [5]	–	22	–	–	–	22	–	22	–

Cash dividends paid	–	–	–	–	–	–	(79)	(79)	–

Change in scope of consolidation	–	–	–	–	–	–	70	70	–

Other	–	–	–	–	–	–	(30)	(30)

Balance at end of period	47	24,729	24,929	(1,637)	(11,253)	36,815	10,941	47,756	1,154,902,996	[6]

1 At par value CHF 0.04 each, fully paid, net of 16,159,287 treasury shares. In addition to the treasury shares, a maximum of 284,076,649 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders. 2 Distributions to owners in funds include the return of original capital invested and any related dividends. 3 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership". 4 Represents the impact of the adoption of new accounting rules governing when an entity is consolidated under US GAAP. 5 The Group has purchased certain call options on its own shares to economically hedge all or a portion of the leverage element of the Incentive Share Units granted to the employees. In accordance with US GAAP, these call options are designated as equity instruments and, as such, are initially recognized in shareholders' equity at their fair values and not subsequently remeasured. 6 At par value CHF 0.04 each, fully paid, net of 30,933,635 treasury shares. In addition to the treasury shares, a maximum of 282,791,336 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders.

Consolidated statements of changes in equity (unaudited) (continued)

	Attributable to shareholders

	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests	Total equity	Number of common shares outstanding

1Q09 (CHF million)

Balance at beginning of period	47	25,166	18,780	(752)	(10,939)	32,302	14,919	47,221	1,163,892,033

Purchase of subsidiary shares from noncontrolling interests, changing ownership	–	–	–	–	–	–	(2)	(2)	–

Purchase of subsidiary shares from noncontrolling interests, not changing ownership	–	–	–	–	–	–	(105)	(105)	–

Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	226	226	–

Net income/(loss)	–	–	2,006	–	–	2,006	(1,452)	554	–

Gains/(losses) on cash flow hedges	–	–	–	–	40	40	–	40	–

Foreign currency translation	–	–	–	–	1,668	1,668	1,008	2,676	–

Unrealized gains/(losses) on securities	–	–	–	–	(90)	(90)	–	(90)	–

Actuarial gains/(losses)	–	–	–	–	5	5	–	5	–

Net prior service cost	–	–	–	–	6	6	–	6	–

Total other comprehensive income/(loss), net of tax	–	–	–	–	1,629	1,629	1,008	2,637	–

Sale of treasury shares	–	21	–	2,728	–	2,749	–	2,749	92,258,256

Repurchase of treasury shares	–	–	–	(3,041)	–	(3,041)	–	(3,041)	(105,290,033)

Share-based compensation, net of tax	–	295	–	117	–	412	–	412	3,773,842

Financial instruments indexed to own shares	–	(48)	–	–	–	(48)	–	(48)	–

Cash dividends paid	–	–	–	–	–	–	(24)	(24)	–

Other	–	–	–	–	–	–	79	79	–

Balance at end of period	47	25,434	20,786	(948)	(9,310)	36,009	14,649	50,658	1,154,634,098

Comprehensive income (unaudited)

	in			% change

	1Q10	4Q09	1Q09	QoQ	YoY

Comprehensive income (CHF million)

Net income	2,117	999	554	112	282

Other comprehensive income/(loss), net of tax	434	(556)	2,637	–	(84)

Comprehensive income	2,551	443	3,191	476	(20)

Comprehensive income/(loss) attributable to noncontrolling interests	246	122	(444)	102	–

Comprehensive income attributable to shareholders	2,305	321	3,635	–	(37)

Consolidated statements of cash flows (unaudited)

	in		% change

	1Q10	1Q09	YoY

Operating activities of continuing operations (CHF million)

Net income	2,117	554	282

Less net income/(loss) attributable to noncontrolling interests	62	(1,452)	–

Net income attributable to shareholders	2,055	2,006	2

(Income)/loss from discontinued operations attributable to shareholders, net of tax	19	32	(41)

Income from continuing operations attributable to shareholders	2,074	2,038	2

Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities of continuing operations (CHF million)

Impairment, depreciation and amortization	287	258	11

Provision for credit losses	(50)	183	–

Deferred tax provision	531	815	(35)

Share of net income from equity method investments	(34)	7	–

Trading assets and liabilities, net	19,791	23,968	(17)

(Increase)/decrease in other assets	7,676	12,228	(37)

Increase/(decrease) in other liabilities	1,474	(39,024)	–

Other, net	(96)	337	–

Total adjustments	29,579	(1,228)	–

Net cash provided by/(used in) operating activities of continuing operations	31,653	810	–

Investing activities of continuing operations (CHF million)

(Increase)/decrease in interest-bearing deposits with banks	(593)	496	–

(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(26,777)	28,007	–

Purchase of investment securities	(523)	(603)	(13)

Proceeds from sale of investment securities	685	0	–

Maturities of investment securities	1,047	1,159	(10)

Investments in subsidiaries and other investments	(173)	(223)	(22)

Proceeds from sale of other investments	579	450	29

(Increase)/decrease in loans	(286)	9,986	–

Proceeds from sales of loans	250	152	64

Capital expenditures for premises and equipment and other intangible assets	(372)	(230)	62

Proceeds from sale of premises and equipment and other intangible assets	2	0	–

Other, net	105	39	169

Net cash provided by/(used in) investing activities of continuing operations	(26,056)	39,233	–

Consolidated statements of cash flows (unaudited) (continued)

	in		% change

	1Q10	1Q09	YoY

Financing activities of continuing operations (CHF million)

Increase/(decrease) in due to banks and customer deposits	(4,407)	(28,360)	(84)

Increase/(decrease) in short-term borrowings	1,641	(1,687)	–

Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(13,903)	(4,170)	233

Issuances of long-term debt	15,899	7,280	118

Repayments of long-term debt	(11,856)	(18,297)	(35)

Issuances of common shares	21	0	–

Sale of treasury shares	6,250	2,749	127

Repurchase of treasury shares	(7,405)	(3,041)	144

Dividends paid/capital repayments	(79)	(24)	229

Other, net	206	(823)	–

Net cash provided by/(used in) financing activities of continuing operations	(13,633)	(46,373)	(71)

Effect of exchange rate changes on cash and due from banks (CHF million)

Effect of exchange rate changes on cash and due from banks	843	4,334	(81)

Net cash provided by/(used in) discontinued operations (CHF million)

Net cash provided by/(used in) operating activities of discontinued operations	(114)	0	–

Net increase/(decrease) in cash and due from banks (CHF million)

Net increase/(decrease) in cash and due from banks	(7,307)	(1,996)	266

Cash and due from banks at beginning of period	51,857	90,035	(42)

Cash and due from banks at end of period	44,550	88,039	(49)

Supplemental cash flow information (unaudited)

	in		% change

	1Q10	1Q09	YoY

Cash paid for income taxes and interest (CHF million)

Cash paid for income taxes	359	554	(35)

Cash paid for interest	5,086	4,642	10

Notes to the condensed consolidated financial statements – unaudited
Note 1 Summary of significant accounting policies
Basis of presentation
The accompanying unaudited condensed consolidated financial statements of Credit Suisse Group AG (the Group) are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) and are stated in Swiss francs (CHF). These condensed consolidated financial statements should be read in conjunction with the US GAAP consolidated financial statements and notes thereto for the year ended December 31, 2009, included in the Credit Suisse Annual Report 2009. For a description of the Group’s significant accounting policies, refer to Note 1 – Summary of significant accounting policies in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2009.

Certain financial information, which is normally included in annual consolidated financial statements prepared in accordance with US GAAP but not required for interim reporting purposes, has been condensed or omitted. Certain reclassifications have been made to the prior period’s consolidated financial statements to conform to the current period’s presentation. These condensed consolidated financial statements reflect, in the opinion of management, all adjustments that are necessary for a fair presentation of the condensed consolidated financial statements for the periods presented. The presentation of period over period change, the 4Q09 consolidated statements of operations and the 1Q09 consolidated balance sheet have been added for convenience of the reader and are not a required presentation under US GAAP. The results of operations for interim periods are not indicative of results for the entire year.

In preparing these condensed consolidated financial statements, management is required to make estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the condensed consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FASB establishes Accounting Standards Codification
In June 2009, the Financial Accounting Standards Board (FASB) established the FASB Accounting Standards Codification (Codification or ASC) as the single authoritative source of US GAAP. The Codification became effective July 1, 2009 and supersedes all existing non-SEC accounting and reporting standards. Under the Codification, the FASB will not issue new accounting standards in the form of Standards, FASB Staff Positions or Emerging Issues Task Force Abstracts. The FASB will instead issue Accounting Standards Updates (ASU), which will serve to update the Codification, provide background information about the guidance and provide the basis for conclusions on changes to the Codification. United States (US) Securities and Exchange Commission (SEC) rules and interpretive releases remain in force for SEC registrants.

The Codification is not intended to change US GAAP, but it will change the manner in which authoritative accounting guidance is organized, presented and referenced. These financial statements include references only to the Codification topics.

Recently adopted accounting standards
The following provides the most relevant recently adopted accounting standards. For a complete description of recently adopted accounting standards, refer to Note 2 – Recently issued accounting standards in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2009.

ASC Topic 260 – Earnings Per Share
In June 2008, the FASB provided guidance for when certain instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in computing earnings per share under the two class method.

The Group adopted the guidance as of January 1, 2009. All prior-period earnings per share data presented has been adjusted retrospectively to conform with the guidance.
ASC Topic 320 – Investments – Debt and Equity Securities
In April 2009, the FASB updated accounting guidance regarding recognition and presentation of other-than-temporary impairments. The update amends the other-than-temporary impairment guidance in US GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements.

The guidance was effective for interim and annual reporting periods ending after June 15, 2009. The adoption of the guidance did not have a material impact on the Group’s financial condition, results of operations or cash flows. For further information, refer to Note 14 – Investment securities.

In April 2009, the SEC issued Staff Accounting Bulletin (SAB) No. 111, “Miscellaneous Accounting – Other Than Temporary Impairment of Certain Investments in Equity Securities” (SAB 111). SAB 111 addresses the guidance provided in the ASU regarding other-than-temporary impairments and retains the SEC staff’s views as to whether an impairment of an equity security is other-than-temporary.

SAB 111 was effective for interim and annual reporting periods ending after June 15, 2009. The adoption of SAB 111 did not have a material impact on the Group’s financial condition, results of operations or cash flows.

ASC Topic 805 – Business Combinations
In April 2009, the FASB issued guidance to address application issues raised by preparers, auditors and members of the legal profession on initial recognition and measurement, subsequent measurement and accounting and disclosure of assets and liabilities arising from contingencies in a business combination.

The guidance was effective for assets and liabilities arising from contingencies in business combinations from January 1, 2009. The adoption of the guidance did not have a material impact on the Group’s financial condition, results of operations or cash flows.

In December 2007, the FASB updated accounting guidance regarding business combinations to require an acquiring entity to recognize all assets acquired, liabilities assumed and any noncontrolling interest in the acquiree at their fair values at the acquisition date.

The guidance also requires substantial new disclosures and will change the accounting treatment for the recognition of acquisition costs, restructuring costs and in-process research and development as well as the recognition and subsequent measurement of acquired contingent liabilities.

The Group has applied the guidance prospectively to business combinations that occurred after January 1, 2009 and there was no impact arising from the exception for income taxes that was applicable to business combinations consummated prior to January 1, 2009.

ASC Topic 810 – Consolidation
In February 2010, the FASB issued ASU 2010-10, “Amendments for Certain Investment Funds” (ASU 2010-10), an update to Topic 810 – Consolidation. The amendments to the consolidation requirements of Topic 810 resulting from the issuance of Statement of Financial Accounting Standards (SFAS) No.167, “Amendments to FASB Interpretation No. 46(R)” (SFAS 167) are deferred for a reporting entity’s interest in an entity (1) that has all the attributes of an investment company or (2) for which it is industry practice to apply investment company accounting. The deferral does not apply in situations in which a reporting entity has the explicit or implicit obligation to fund losses of an entity that could potentially be significant to the entity. The deferral also does not apply to interests in securitzation entities, asset-backed financing entities, or entities formerly considered qualified special purpose entities. An entity that qualifies for deferral will continue to be assessed under the overall guidance on the consolidation of variable interest entities (VIEs) in Subtopic 810-10 (before the SFAS 167 amendments) or other applicable consolidation guidance, such as the guidance for consolidation of partnerships in Subtopic 810-20. The amendments in ASU 2010-10 do not defer the disclosure requirements in the SFAS 167 amendments to Topic 810.

ASU 2010-10 is effective for annual reporting periods that begin after November 15, 2009 (January 1, 2010 for the Group) and for interim and annual reporting periods thereafter. The impact of adopting ASU 2010-10 on January 1, 2010 is included in the impacts below regarding the adoption of ASU 2009-17.

In January 2010, the FASB issued ASU 2010-02, “Accounting and Reporting for Decreases in Ownership of a Subsidiary – a Scope Clarification”, (ASU 2010-02). ASU 2010-02 provides amendments to Subtopic 810-10 to clarify the scope of the decrease in ownership provisions. The amendment also clarifies the transactions to which the decrease in ownership guidance in Subtopic 810-10 does not apply. ASU 2010-02 also expands the disclosure about the deconsolidation of a subsidiary or derecognition of a group of assets within Subtopic 810-10.

The Group adopted the provisions of ASU 2010-02 retrospectively to January 1, 2009. The adoption of the guidance did not have an impact on the Group’s financial condition, results of operations or cash flows.

In December 2009, the FASB issued ASU 2009-17, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities” (ASU 2009-17). ASU 2009-17 was issued to update the Codification for the June 2009 issuance of SFAS 167. ASU 2009-17 changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. Under this standard, the determination of whether a reporting entity is required to consolidate another entity is based on, among other things, the other entity’s purpose and design and the reporting entity’s ability to direct the activities of the other entity that most significantly impact the other entity’s economic performance.

ASU 2009-17 is effective for annual reporting periods that begin after November 15, 2009 (January 1, 2010 for the Group) and for interim and annual reporting periods thereafter.
The adoption of ASU 2009-17 on January 1, 2010 resulted in an increase of CHF 15.0 billion to our consolidated balance sheet and a reduction in total shareholders’ equity of CHF 2.2 billion, net of tax. The consolidation of these entities did not have an impact on tier 1 capital or risk-weighted assets. For further information, refer to Note 24 – Transfers of financial assets and variable interest entities.

Upon consolidation, transactions between the Group and the formerly unconsolidated entities became intercompany transactions and are eliminated.
In December 2007, the FASB issued guidance to establish accounting and reporting standards for a noncontrolling interest in a subsidiary and for deconsolidation of a subsidiary.
The guidance requires the recognition of a noncontrolling interest as equity in the consolidated financial statements separate from the parent’s equity. In addition, net income attributable to the noncontrolling interest must be included in consolidated net income on the face of the income statement. The guidance clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. The guidance has additional disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners.

The Group adopted the presentation and transaction guidance of the ASU as of January 1, 2009.
ASC Topic 815 – Derivatives and Hedging
In June 2008, the FASB issued guidance to require an entity to evaluate whether an equity-linked financial instrument is indexed to its own stock using a two step approach. The first step requires entities to evaluate the instrument’s contingent exercise provisions, if any. The second step requires entities to evaluate the instrument’s settlement provisions.

The Group adopted the guidance as of January 1, 2009. Adoption of the guidance did not have a material impact on the Group’s financial condition, results of operations or cash flows.
In March 2008, the FASB amended and expanded the disclosure requirements for derivative instruments and hedging activities with the intent to provide users of financial statements with an enhanced understanding of: i) how and why an entity uses derivative instruments; ii) how derivative instruments and related hedge items are accounted for under the Codification; and iii) how derivative instruments and related hedge items affect an entity’s financial position, financial performance and cash flows.

The ASU requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value gains and losses on derivative instruments and credit-risk-related contingent features in derivative agreements.

The ASU mandates additional disclosures and, as such, did not impact the Group’s financial position, results of operations or cash flows when adopted as of January 1, 2009. For further information, refer to Note 22 – Derivatives and hedging activities.

ASC Topic 820 – Fair Value Measurements and Disclosures
In January 2010, the FASB issued ASU 2010-06, “Improving Disclosures about Fair Value Measurements” (ASU 2010-06), an update to Topic 820 – Fair Value Measurements and Disclosures. ASU 2010-06 requires both new and clarifies existing fair value measurement disclosures. The new requirements include disclosure of transfers in and out of level 1 and 2 and gross presentation of purchases, sales, issuances, and settlements in the reconciliation of beginning and ending balances of level 3 instruments. The clarifications required by ASU 2010-06 include the level of disaggregation in the fair value hierarchy and level 3 reconciliation of assets and liabilities by class of financial instrument. In addition the reporting entity should expand its disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements included in levels 2 and 3 of the fair value hierarchy.

The new disclosures and clarifications are effective for interim and annual periods beginning after December 15, 2009, except the disclosures about purchases, sales, issuances, and settlements in reconciliation of beginning and ending balances of level 3 instruments, which are effective for fiscal years beginning after December 15, 2010. ASU 2010-06 is an update only for disclosures and as such did not impact the Group’s financial position, results of operations or cash flows. For further information, refer to Note 25 – Fair value of financial instruments.

In September 2009, the FASB issued ASU 2009-12, “Investments in Certain Entities that Calculate Net Asset Value per Share (or its Equivalent)” (ASU 2009-12), an update to Topic 820 – Fair Value Measurements and Disclosures. ASU 2009-12 is applicable to an investment that has the attributes defined by ASC 946, Financial Services – Investment Companies, but does not have a readily determinable fair value. For those investments that are within its scope, ASU 2009-12 permits, as a practical expedient, an entity to measure the fair value of an investment using net asset value (NAV) per share of the investment and also requires additional disclosures. The ASU 2009-12 also provides guidance regarding the classification within the fair value hierarchy.

ASU 2009-12 was effective for periods ending after December 15, 2009. The adoption of ASU 2009-12 on December 31, 2009 did not have a material impact on the Group’s financial condition, results of operations, cash flows or net classification within the fair value hierarchy. For further information, refer to Note 25 – Fair value of financial instruments.

In August 2009, the FASB issued ASU 2009-05, “Measuring Liabilities at Fair Value” (ASU 2009-05), an update to Topic 820 – Fair Value Measurements and Disclosures. ASU 2009-05 provides clarification on how a liability is to be measured when a quoted price in an active market for an identical liability is not available. In addition, ASU 2009-5 provides clarification that a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of a liability.

ASU 2009-05 is effective for the first reporting period beginning after issuance, however early application is permitted. The adoption of ASU 2009-05 on October 1, 2009 did not have a material impact on the Group’s financial condition, results of operations or cash flows.

In April 2009, the FASB provided additional guidance regarding the determination of fair value when the volume and level of activity for an asset or liability have significantly decreased and for identifying transactions that are not orderly. The ASU has additional disclosure requirements.

The guidance was effective prospectively for interim and annual reporting periods ending after June 15, 2009. The adoption of the guidance on June 30, 2009 did not have a material impact on the Group’s financial condition, results of operations or cash flows.

ASC Topic 825 – Financial Instruments
In April 2009, the FASB issued guidance to require disclosures for publicly traded companies about fair value of financial instruments for interim reporting periods as well as in annual financial statements.

The guidance was effective for interim reporting periods ending after June 15, 2009. The guidance mandates additional disclosures and, as such, did not impact the Group’s financial position, results of operations or cash flows.

ASC Topic 855 – Subsequent Events
In February 2010, the FASB issued ASU 2010-09, “Amendments to Certain Recognition and Disclosure Requirements” (ASU 2010-09), an update to Topic 855 – Subsequent Events. ASU 2010-09 provides amendments as follows:

(i) an entity that either (a) is an SEC filer or (b) is a conduit bond obligor for conduit debt securities that are traded in a public market is required to evaluate subsequent events through the date that the financial statements are issued;

(ii) an entity that is an SEC filer is not required to disclose the date through which subsequent events have been evaluated; and
(iii) the scope of the reissuance disclosure requirements is refined to include revised financial statements only.
ASU 2010-09 was effective upon issuance. The adoption of the guidance did not have a material impact on the Group’s financial condition, results of operations or cash flows.
In May 2009, the FASB updated accounting guidance regarding subsequent events. The update provides additional guidance on:
(i) the period after the balance sheet date during which management of a reporting entity shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements;

(ii) the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its financial statements; and
(iii) the disclosures that an entity shall make about events or transactions that occurred after the balance sheet date.
The guidance was effective prospectively for interim and annual reporting periods ending after June 15, 2009. The adoption of the guidance on June 30, 2009 did not have a material impact on the Group’s financial condition, results of operations or cash flows.

ASC Topic 860 – Transfers and Servicing
In December 2009, the FASB issued ASU 2009-16, “Accounting for Transfer of Financial Assets” (ASU 2009-16). ASU 2009-16 was issued to update the Codification for the June 2009 issued SFAS No. 166, “Accounting for Transfer of Financial Assets – an amendment of FASB Statement No. 140”, which previously had not been incorporated into the Codification. ASU 2009-16 requires additional disclosures about the transfer of financial assets, including securitization transactions, and continuing exposure to the risks related to transferred financial assets. It eliminates the concept of a “qualifying special-purpose entity”. ASU 2009-16 also changes the requirements for derecognizing financial assets.

ASU 2009-16 is effective for annual periods that begin after November 15, 2009 (January 1, 2010 for the Group) and for interim and annual reporting periods thereafter. As this standard applies to prospective transactions entered into after the effective date and generally relates to whether transactions will be recognized as sales or secured financings for accounting purposes but will not change the economics of the underlying transactions, the Group does not believe that its financial condition, results of operations and cash flows will be materially impacted by the adoption of ASU 2009-16.

In February 2008, the FASB issued guidance regarding a repurchasing financing, which is a repurchase agreement that relates to a previously transferred financial asset between the same counterparties that is entered into contemporaneously with, or in contemplation of, the initial transfer. The guidance mandates that a transferor and transferee shall not separately account for a transfer of a financial asset and a related repurchase financing unless the two transactions have a valid and distinct business or economic purpose for being entered into separately and the repurchase financing does not result in the initial transferor regaining control over the financial asset. The guidance establishes a presumption that an initial transfer and a repurchase financing are linked unless certain criteria are met. If the criteria are not met, the initial transfer is not accounted for as a sale by the transferor and the repurchase financing is accounted for as a forward contract.

The Group applied the guidance to all prospective transactions as of January 1, 2009. The adoption of the guidance did not have a material impact on the Group’s financial condition, results of operations or cash flows.

Standards to be adopted in future periods
ASC Topic 815 – Derivatives and Hedging
In March 2010, the FASB issued ASU 2010-11, “Scope Exception Related to Embedded Credit Derivatives” (ASU 2010-11), an update to Topic 815 – Derivatives and Hedging. ASU 2010-11 provides clarification on the scope exception in Topic 815 to clarify the type of embedded credit derivatives that are exempt from embedded derivative bifurcation requirements. Only one form of embedded credit derivative qualifies for the exemption and it relates only to the subordination of one financial instrument to another.

ASU 2010-11 is effective for the first fiscal quarter beginning after June 15, 2010 with early adoption permitted. The adoption of ASU 2010-11 is not expected to have a material impact on the Group’s financial condition, results of operations or cash flows.

Note 2 Business developments and subsequent events
Acquisitions and divestitures
For further information on divestitures, refer to Note 3 – Discontinued operations.
There were no significant acquisitions in 1Q10.
Subsequent events
The UK levy on variable compensation exceeding GBP 25,000 for 2009 was enacted in April 2010 and will result in additional compensation expenses currently estimated at CHF 400 million in 2Q10.
Note 3 Discontinued operations
On December 31, 2008 the Group signed an agreement to sell part of its traditional investments business in Asset Management to Aberdeen Asset Management (Aberdeen). The transaction was completed with the final closing on July 1, 2009. In return for the sale of these businesses, the Group acquired 240 million shares in Aberdeen, resulting in a total interest of 23.9%, with subsequent ownership changes reflected in continuing operations. Prior to this transaction, Aberdeen was an unrelated party to the Group. As part of the sale of the traditional investments business, we purchased certain assets in the amount of CHF 0.1 billion in 1Q10 in accordance with contractual obligations and recognized unrealized losses of CHF 19 million included in discontinued operations.

The results of operations of the business sold have been reflected in income from discontinued operations in the consolidated statements of operations for all periods presented. The assets and liabilities of the business sold have been presented as assets of discontinued operations held-for-sale and liabilities of discontinued operations held-for-sale, respectively, in the consolidated balance sheet beginning in 4Q08. Assets and liabilities are reclassified as held-for-sale in the period in which the disposal determination is made, and prior periods are not reclassified.

Income from discontinued operations

	in			% change

	1Q10	4Q09	1Q09	QoQ	YoY

Income/(loss) from discontinued operations (CHF million)

Net revenues	(19)	0	43	–	–

Total expenses	0	0	(86)	–	100

Income/(loss) from discontinued operations before taxes	(19)	0	(43)	–	(56)

Income tax expense/(benefit)	0	0	(11)	–	100

Income/(loss) from discontinued operations, net of tax	(19)	0	(32)	–	(41)

Note 4 Segment reporting
Overview
The Group is a global financial services company domiciled in Switzerland. The Group’s business consists of three segments: Private Banking, Investment Banking and Asset Management. The three segments are complemented by Shared Services, which provides support in the areas of finance, operations, including human resources, legal and compliance, risk management and information technology. The segment information reflects the Group’s reportable segments as follows:

– Private Banking offers comprehensive advice and a broad range of wealth management solutions, including pension planning, life insurance products, tax planning and wealth and inheritance advice, which are tailored to the needs of high-net-worth and ultra-high-net-worth individuals worldwide. In Switzerland, it supplies banking products and services to individual clients, including affluent, high-net-worth and ultra-high-net-worth clients, and corporates and institutions.

– Investment Banking offers investment banking and securities products and services to corporate, institutional and government clients around the world. Its products and services include debt and equity underwriting, sales and trading, mergers and acquisitions advice, divestitures, corporate sales, restructuring and investment research.

– Asset Management offers integrated investment solutions and services to institutions, governments and private clients. It provides access to a wide range of investment classes, building on its global strengths in alternative investments and traditional investment strategies.

Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses and revenues that have not been allocated to the segments. In addition, Corporate Center includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.

Noncontrolling interest-related revenues and expenses resulting from the consolidation of certain private equity funds and other entities in which the Group does not have a significant economic interest in such revenues and expenses are reported as noncontrolling interests without significant economic interest. The consolidation of these entities does not affect net income attributable to shareholders as the amounts recorded in net revenues and total operating expenses are offset by corresponding amounts reported as noncontrolling interests. In addition, our tax expense is not affected by these revenues and expenses.

Revenue sharing and cost allocation
Responsibility for each product is allocated to a segment, which records all related revenues and expenses. Revenue-sharing and service level agreements govern the compensation received by one segment for generating revenue or providing services on behalf of another. These agreements are negotiated periodically by the relevant segments on a product-by-product basis.

The aim of revenue-sharing and cost allocation agreements is to reflect the pricing structure of unrelated third-party transactions.
Corporate services and business support in finance, operations, including human resources, legal and compliance, risk management and information technology are provided by the Shared Services area. Shared Services costs are allocated to the segments and Corporate Center based on their requirements and other relevant measures.

Funding
Credit Suisse centrally manages its funding activities. New securities for funding and capital purposes are issued primarily by Credit Suisse AG, the Swiss bank subsidiary of the Group (the Bank). The Bank lends funds to its operating subsidiaries and affiliates on both a senior and subordinated basis, as needed, the latter typically to meet capital requirements, or as desired by management to capitalize on opportunities. Capital is distributed to the segments considering factors such as regulatory capital requirements, utilized economic capital and the historic and future potential return on capital.

Transfer pricing, using market rates, is used to record interest income and expense in each of the segments for this capital and funding. The Group’s funds transfer pricing system is designed to allocate to its businesses funding costs in a way that incentivizes their efficient use of funding. The Group’s funds transfer pricing system is an essential tool that allocates to the businesses the short-term and long-term costs of funding their balance sheet and the costs associated with funding liquidity and balance sheet items, such as goodwill, which are beyond the control of individual businesses. This is of greater importance in a stressed capital markets environment where raising funds is more challenging and expensive. Under this system, the Group’s businesses are also credited to the extent they provide long-term stable funding.

Taxes
The Group’s segments are managed and reported on a pre-tax basis.
Net revenues and income before taxes

	in			% change

	1Q10	4Q09	1Q09	QoQ	YoY

Net revenues (CHF million)

Private Banking	2,900	3,000	2,878	(3)	1

Investment Banking	5,216	3,038	6,442	72	(19)

Asset Management	631	637	6	(1)	–

Corporate Center	214	(142)	231	–	(7)

Noncontrolling interests without significant economic interest	52	182	(1,451)	(71)	–

Net revenues	9,013	6,715	8,106	34	11

Income from continuing operations before taxes (CHF million)

Private Banking	892	857	992	4	(10)

Investment Banking	1,794	1,030	2,414	74	(26)

Asset Management	166	159	(490)	4	–

Corporate Center	82	(701)	138	–	(41)

Noncontrolling interests without significant economic interest	41	115	(1,487)	(64)	–

Income from continuing operations before taxes	2,975	1,460	1,567	104	90

Total assets

	end of				% change

	1Q10		4Q09	1Q09	QoQ	YoY

Total assets (CHF million)

Private Banking	345,083		345,488	373,306	0	(8)

Investment Banking	849,187	[1]	819,081	953,398	4	(11)

Asset Management	29,533	[1]	19,289	17,240	53	71

Corporate Center	(159,790)		(161,826)	(202,168)	(1)	(21)

Noncontrolling interests without significant economic interest	9,790		9,395	14,310	4	(32)

Total assets	1,073,803		1,031,427	1,156,086	4	(7)

1 Includes the impact of the adoption of new accounting rules governing when an entity is consolidated under US GAAP.

Note 5 Net interest income
	in			% change

	1Q10	4Q09	1Q09	QoQ	YoY

Net interest income (CHF million)

Loans	1,346	1,456	1,711	(8)	(21)

Investment securities	27	35	96	(23)	(72)

Trading assets	2,954	2,804	3,135	5	(6)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	552	512	1,167	8	(53)

Other	927	442	822	110	13

Interest and dividend income	5,806	5,249	6,931	11	(16)

Deposits	(368)	(519)	(1,061)	(29)	(65)

Short-term borrowings	(15)	(21)	(78)	(29)	(81)

Trading liabilities	(1,440)	(1,251)	(1,337)	15	8

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(351)	(323)	(798)	9	(56)

Long-term debt	(1,617)	(1,164)	(1,355)	39	19

Other	(68)	(57)	(264)	19	(74)

Interest expense	(3,859)	(3,335)	(4,893)	16	(21)

Net interest income	1,947	1,914	2,038	2	(4)

Note 6 Commissions and fees
	in			% change

	1Q10	4Q09	1Q09	QoQ	YoY

Commissions and fees (CHF million)

Lending business	266	279	302	(5)	(12)

Investment and portfolio management	1,098	1,248	1,017	(12)	8

Other securities business	21	27	45	(22)	(53)

Fiduciary business	1,119	1,275	1,062	(12)	5

Underwriting	538	724	243	(26)	121

Brokerage	1,030	1,040	906	(1)	14

Underwriting and brokerage	1,568	1,764	1,149	(11)	36

Other services	454	624	440	(27)	3

Commissions and fees	3,407	3,942	2,953	(14)	15

Note 7 Trading revenues
	in			% change

	1Q10	4Q09	1Q09	QoQ	YoY

Trading revenues (CHF million)

Interest rate products	2,784	634	1,486	339	87

Foreign exchange products	659	290	37	127	–

Equity/index-related products	462	(441)	1,326	–	(65)

Credit products	(496)	(110)	1,735	351	–

Commodity, emission and energy products	(66)	99	214	–	–

Other products	109	76	99	43	10

Trading revenues	3,452	548	4,897	–	(30)

Trading revenues includes revenues from trading financial assets and liabilities as follows:
– Equities;
– Commodities;
– Listed and over-the-counter (OTC) derivatives;
– Derivatives linked to funds of hedge funds and providing financing facilities to funds of hedge funds;
– Market making in the government bond and associated OTC derivative swap markets;
– Domestic, corporate and sovereign debt, convertible and non-convertible preferred stock and short-term securities such as floating rate notes and commercial paper (CP);
– Market making and positioning in foreign exchange products;
– Credit derivatives on investment grade and high yield credits;
– Trading and securitizing all forms of securities that are based on underlying pools of assets; and
– Life settlement contracts.
Trading revenues also includes changes in the fair value of financial assets and liabilities elected to fair value under US GAAP. The main components include certain instruments from the following categories:

– Central bank funds purchased/sold;
– Securities purchased/sold under resale/repurchase agreements;
– Securities borrowing/lending transactions;
– Loans and loan commitments; and
– Customer deposits, short-term borrowings and long-term debt.
Managing the risks
As a result of the Group’s broad involvement in financial products and markets, its trading strategies are correspondingly diverse and exposures are generally spread across a diversified range of risk factors and locations. The Group uses an economic capital limit structure to limit overall risk taking. The level of risk incurred by its divisions is further restricted by a variety of specific limits, including consolidated controls over trading exposures. Also, as part of its overall risk management, the Group holds a portfolio of economic hedges. Hedges are impacted by market movements, similar to trading securities, and may result in gains or losses on the hedges which offset losses or gains on the portfolios they were designed to economically hedge. The Group manages its trading risk with regard to both market and credit risk. For market risk, it uses tools capable of calculating comparable exposures across its many activities, as well as focused tools that can specifically model unique characteristics of certain instruments or portfolios.

The principal measurement methodology for trading assets, as well as most instruments for which the fair value option was elected, is value-at-risk. The Group holds securities as collateral and enters into credit default swaps (CDS) to mitigate the credit risk on these products.

Note 8 Other revenues
	in			% change

	1Q10	4Q09	1Q09	QoQ	YoY

Other revenues (CHF million)

Noncontrolling interests without significant economic interest	17	110	(1,509)	(85)	–

Loans held-for-sale	(71)	(21)	(85)	238	(16)

Long-lived assets held-for-sale	(23)	(18)	1	28	–

Equity method investments	66	49	14	35	371

Other investments	56	31	(332)	81	–

Other	162	160	129	1	26

Other revenues	207	311	(1,782)	(33)	–

Note 9 Provision for credit losses
	in			% change

	1Q10	4Q09	1Q09	QoQ	YoY

Provision for credit losses (CHF million)

Provision for loan losses	(24)	(13)	118	85	–

Provision for lending-related and other exposures	(26)	(27)	65	(4)	–

Provision for credit losses	(50)	(40)	183	25	–

Note 10 Compensation and benefits
	in			% change

	1Q10	4Q09	1Q09	QoQ	YoY

Compensation and benefits (CHF million)

Salaries and variable compensation	3,458	2,136	3,865	62	(11)

Social security	245	213	285	15	(14)

Other	190	118	190	61	0

Compensation and benefits	3,893	2,467	4,340	58	(10)

Note 11 General and administrative expenses
	in			% change

	1Q10	4Q09	1Q09	QoQ	YoY

General and administrative expenses (CHF million)

Occupancy expenses	287	298	294	(4)	(2)

IT, machinery, etc.	331	346	294	(4)	13

Provisions and losses	80	528	128	(85)	(38)

Travel and entertainment	112	148	97	(24)	15

Professional services	457	596	358	(23)	28

Amortization and impairment of other intangible assets	9	17	10	(47)	(10)

Other	399	365	368	9	8

General and administrative expenses	1,675	2,298	1,549	(27)	8

Note 12 Earnings per share
	in			% change

	1Q10	4Q09	1Q09	QoQ	YoY

Net income attributable to shareholders (CHF million)

Income from continuing operations	2,074	793	2,038	162	2

Income from discontinued operations, net of tax	(19)	0	(32)	–	(41)

Net income attributable to shareholders	2,055	793	2,006	159	2

Preferred securities dividends	–	(64)	–	100	–

Net income attributable to shareholders for basic earnings per share	2,055	729	2,006	182	2

Available for common shares	1,954	692	1,875	182	4

Available for unvested share-based payment awards	101	37	131	173	(23)

Net income attributable to shareholders for diluted earnings per share	2,055	729	2,006	182	2

Available for common shares	1,955	694	1,875	182	4

Available for unvested share-based payment awards	100	35	131	186	(24)

Weighted-average shares outstanding (million)

Weighted-average shares outstanding for basic earnings per share available for common shares	1,194.4	1,174.5	1,171.3	2	2

Dilutive share options and warrants	6.4	7.1	5.1	(10)	25

Dilutive share awards	1.0	54.4	0.0	(98)	–

Weighted-average shares outstanding for diluted earnings per share available for common shares [1]	1,201.8	1,236.0	1,176.4	(3)	2

Weighted-average shares outstanding for basic/ diluted earnings per share available for unvested share-based payment awards	61.1	62.9	80.6	(3)	(24)

Basic earnings per share available for common shares (CHF)

Basic earnings per share from continuing operations	1.66	0.59	1.63	181	2

Basic earnings per share from discontinued operations	(0.02)	0.00	(0.03)	–	(33)

Basic earnings per share available for common shares	1.64	0.59	1.60	178	2

Diluted earnings per share available for common shares (CHF)

Diluted earnings per share from continuing operations	1.65	0.56	1.62	195	2

Diluted earnings per share from discontinued operations	(0.02)	0.00	(0.03)	–	(33)

Diluted earnings per share available for common shares	1.63	0.56	1.59	191	3

1 Weighted-average potential common shares relating to instruments that were not dilutive for the respective periods (and therefore not included in the diluted earnings per share calculation above) but could potentially dilute earnings per share in the future were 46.1 million, 56.3 million and 65.3 million for 1Q10, 4Q09 and 1Q09, respectively.

Note 13 Trading assets and liabilities
	end of			% change

	1Q10	4Q09	1Q09	QoQ	YoY

Trading assets (CHF million)

Debt securities	176,966	159,415	167,633	11	6

Equity securities [1]	91,403	100,531	59,914	(9)	53

Derivative instruments [2]	53,412	55,131	97,762	(3)	(45)

Other	19,123	17,161	15,217	11	26

Trading assets	340,904	332,238	340,526	3	0

Trading liabilities (CHF million)

Short positions	98,174	76,946	75,570	28	30

Derivative instruments [2]	57,977	56,535	85,302	3	(32)

Trading liabilities	156,151	133,481	160,872	17	(3)

1 Including convertible bonds. 2 Amounts shown net of cash collateral receivables and payables.

Cash collateral on derivative instruments

	end of			% change

	1Q10	4Q09	1Q09	QoQ	YoY

Cash collateral receivables (CHF million)

Receivables netted against derivative positions	35,397	32,231	52,005	10	(32)

Receivables not netted [1]	12,218	16,025	19,296	(24)	(37)

Total	47,615	48,256	71,301	(1)	(33)

Cash collateral payables (CHF million)

Payables netted against derivative positions	34,001	28,808	33,891	18	0

Payables not netted [1]	14,428	18,905	25,909	(24)	(44)

Total	48,429	47,713	59,800	2	(19)

1 Recorded as cash collateral on derivative instruments in Note 16 - Other assets and liabilities.

Note 14 Investment securities
end of	1Q10	4Q09	% change

Investment securities (CHF million)

Debt securities held-to-maturity	443	439	1

Securities available-for-sale	9,455	10,793	(12)

Total investment securities	9,898	11,232	(12)

end of	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value

1Q10 (CHF million)

Debt securities issued by foreign governments	414	0	0	414

Other debt securities	29	0	0	29

Debt securities held-to-maturity	443	0	0	443

Debt securities issued by the Swiss federal, cantonal or local governmental entities	291	15	0	306

Debt securities issued by foreign governments	7,434	319	0	7,753

Corporate debt securities	1,005	24	3	1,026

Collateralized debt obligations	249	13	0	262

Other debt securities	3	0	0	3

Debt securities available-for-sale	8,982	371	3	9,350

Banks, trust and insurance companies	80	11	0	91

Industry and all other	13	1	0	14

Equity securities available-for-sale	93	12	0	105

Securities available-for-sale	9,075	383	3	9,455

4Q09 (CHF million)

Debt securities issued by foreign governments	410	0	0	410

Other debt securities	29	0	0	29

Debt securities held-to-maturity	439	0	0	439

Debt securities issued by the Swiss federal, cantonal or local governmental entities	291	14	0	305

Debt securities issued by foreign governments	8,718	277	2	8,993

Corporate debt securities	975	21	7	989

Collateralized debt obligations	321	19	0	340

Other debt securities	59	0	0	59

Debt securities available-for-sale	10,364	331	9	10,686

Banks, trust and insurance companies	84	9	0	93

Industry and all other	13	1	0	14

Equity securities available-for-sale	97	10	0	107

Securities available-for-sale	10,461	341	9	10,793

Gross unrealized losses on investment securities and the related fair value

	Less than 12 months		12 months or more		Total

end of	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses

1Q10 (CHF million)

Corporate debt securities	0	0	142	3	142	3

Debt securities available-for-sale	0	0	142	3	142	3

4Q09 (CHF million)

Debt securities issued by foreign governments	203	1	29	1	232	2

Corporate debt securities	0	0	138	7	138	7

Debt securities available-for-sale	203	1	167	8	370	9

Management determined that the unrealized losses on debt securities are primarily attributable to general market interest rate, credit spread or exchange rate movements. No significant impairment charges were recorded as the Group does not intend to sell the investments, nor is it more likely than not that the Group will be required to sell the investments before the recovery of their amortized cost bases, which may be maturity.

Proceeds from sales, realized gains and realized losses from available-for-sale securities

	1Q10		1Q09

in	Debt securities	Equity securities	Debt securities	Equity securities

Additional information (CHF million)

Proceeds from sales	685	0	0	0

Realized gains	4	0	0	0

Realized losses	(10)	0	0	0

Amortized cost, fair value and average yield of debt securities

	Debt securities held-to-maturity			Debt securities available-for-sale

end of	Amortized cost	Fair value	Average yield (in %)	Amortized cost	Fair value	Average yield (in %)

1Q10 (CHF million)

Due within 1 year	443	443	0.45	1,600	1,607	2.50

Due from 1 to 5 years	0	0	–	5,865	6,149	3.38

Due from 5 to 10 years	0	0	–	1,458	1,533	3.29

Due after 10 years	0	0	–	59	61	2.31

Total debt securities	443	443	0.45	8,982	9,350	3.20

Note 15 Loans
	end of			% change

	1Q10	4Q09	1Q09	QoQ	YoY

Loans (CHF million)

Banks	78	95	60	(18)	30

Commercial	45,002	43,893	44,785	3	0

Consumer	89,984	89,045	87,397	1	3

Public authorities	1,030	1,036	1,101	(1)	(6)

Lease financings	2,692	2,620	2,549	3	6

Switzerland	138,786	136,689	135,892	2	2

Banks	7,662	7,836	8,247	(2)	(7)

Commercial	58,254	69,036	71,113	(16)	(18)

Consumer	20,492	19,765	20,294	4	1

Public authorities	3,698	4,161	2,459	(11)	50

Lease financings	1,141	1,113	1,366	3	(16)

Foreign	91,247	101,911	103,479	(10)	(12)

Gross loans	230,033	238,600	239,371	(4)	(4)

Net (unearned income)/deferred expenses	(23)	(25)	(60)	(8)	(62)

Allowance for loan losses	(1,269)	(1,395)	(1,801)	(9)	(30)

Net loans	228,741	237,180	237,510	(4)	(4)

Impaired loan portfolio (CHF million)

Gross impaired loans	2,257	2,297	2,907	(2)	(22)

of which loans with a specific allowance	1,897	1,946	2,628	(3)	(28)

of which loans without a specific allowance	360	351	279	3	29

Allowance for loan losses

	in			% change

	1Q10	4Q09	1Q09	QoQ	YoY

Allowance for loan losses (CHF million)

Balance at beginning of period	1,395	1,434	1,639	(3)	(15)

Net movements recognized in statements of operations	(24)	(13)	118	85	–

Gross write-offs	(128)	(57)	(52)	125	146

Recoveries	18	9	14	100	29

Net write-offs	(110)	(48)	(38)	129	189

Provisions for interest	0	2	18	(100)	(100)

Foreign currency translation impact and other adjustments, net	8	20	64	(60)	(88)

Balance at end of period	1,269	1,395	1,801	(9)	(30)

of which a specific loan loss allowance	881	984	1,333	(10)	(34)

of which an inherent loan loss allowance	388	411	468	(6)	(17)

Note 16 Other assets and liabilities
	end of			% change

	1Q10	4Q09	1Q09	QoQ	YoY

Other assets (CHF million)

Cash collateral on derivative instruments	12,218	16,025	19,296	(24)	(37)

Cash collateral on non-derivative transactions	1,499	1,827	3,122	(18)	(52)

Derivative instruments used for hedging	2,743	2,022	1,918	36	43

Assets held-for-sale	32,652	14,570	20,336	124	61

of which loans	31,015	14,287	20,178	117	54

of which real estate	1,637	270	141	–	–

Interest and fees receivable	5,918	5,755	6,902	3	(14)

Deferred tax assets	10,551	9,137	10,878	15	(3)

Prepaid expenses	830	970	1,599	(14)	(48)

Failed purchases	166	172	136	(3)	22

Other	18,589	18,266	18,996	2	(2)

Other assets	85,166	68,744	83,183	24	2

Other liabilities (CHF million)

Cash collateral on derivative instruments	14,428	18,905	25,909	(24)	(44)

Cash collateral on non-derivative transactions	21	29	1,465	(28)	(99)

Derivative instruments used for hedging	1,087	1,198	1,010	(9)	8

Provisions [1]	1,629	1,770	2,056	(8)	(21)

of which off-balance sheet risk	578	603	581	(4)	(1)

Interest and fees payable	7,136	7,028	8,494	2	(16)

Current tax liabilities	1,482	1,519	1,692	(2)	(12)

Deferred tax liabilities	519	318	1,188	63	(56)

Failed sales	9,654	9,258	7,630	4	27

Other	29,726	31,507	30,471	(6)	(2)

Other liabilities	65,682	71,532	79,915	(8)	(18)

1 Includes provisions for bridge commitments.

Note 17 Long-term debt
	end of			% change

	1Q10	4Q09	1Q09	QoQ	YoY

Long-term debt (CHF million)

Senior	136,546	134,806	130,870	1	4

Subordinated	27,112	24,559	25,924	10	5

Nonrecourse liabilities from consolidated VIEs	21,489	–	–	–	–

Long-term debt	185,147	159,365	156,794	16	18

of which reported at fair value	92,615	74,513	76,091	24	22

Note 18 Accumulated other comprehensive income
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	Actuarial gains/ (losses)	Net prior service credit/ (cost)	Accumu- lated other compre- hensive income

1Q10 (CHF million)

Balance at beginning of period	(41)	(8,770)	110	(2,891)	(46)	(11,638)

Increase/(decrease)	0	219	0	0	0	219

Increase due to equity method investments	7	0	0	0	0	7

Reclassification adjustments, included in net income	0	0	5	16	3	24

Cumulative effect of accounting changes, net of tax	0	135	0	0	0	135

Balance at end of period	(34)	(8,416)	115	(2,875)	(43)	(11,253)

1Q09 (CHF million)

Balance at beginning of period	(145)	(8,211)	63	(2,543)	(103)	(10,939)

Increase/(decrease)	(3)	1,668	(90)	0	0	1,575

Decrease due to equity method investments	38	0	0	0	0	38

Reclassification adjustments, included in net income	5	0	0	5	6	16

Balance at end of period	(105)	(6,543)	(27)	(2,538)	(97)	(9,310)

Note 19 Tax
The effective tax rate on income from continuing operations was 28.2% in 1Q10. The effective tax rate primarily reflected the impact of the geographical mix of results.
Net deferred tax assets were CHF 10,032 million as of the end of 1Q10, an overall net increase of CHF 1,213 million, including foreign exchange translation impacts. Foreign exchange translation impacts include foreign exchange gains of CHF 176 million, which are included within the currency translation adjustment recorded in accumulated other comprehensive income. The significant increase in net deferred tax assets primarily reflected the consolidation of Alpine Securitization Corp. (Alpine), which contributed net deferred tax assets of CHF 1,508 million and foreign exchange translation gains of CHF 176 million. The deferred tax asset on the consolidation of Alpine of CHF 1,508 million does not affect tier 1 capital as it is excluded from the determination of regulatory capital. Excluding the effects of the consolidation of Alpine and foreign exchange translation gains, net deferred tax assets decreased CHF 471 million, primarily as a result of the profits attributable to 1Q10. Net deferred tax assets is comprised of CHF 6,214 million in net operating losses and CHF 3,818 million in other temporary differences.

The Group is currently subject to ongoing tax audits and inquiries with the tax authorities in a number of jurisdictions, including the US, the UK and Switzerland. Although the timing of the completion of these audits is uncertain, it is reasonably possible that some of these audits and inquiries will be resolved within 12 months of the reporting date. It is reasonably possible that there will be a decrease between zero and CHF 282 million in unrecognized tax benefits within 12 months of the reporting date.

The Group remains open to examination from federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Switzerland – 2007; Japan – 2005; the US – 1999; and the UK – 1999.

Note 20 Employee share-based compensation and other compensation benefits
Payment of share-based compensation and other compensation benefits is determined by the nature of the business, role, location and performance of the employee. Unless there is a contractual obligation, granting share-based compensation and other compensation benefits is solely at the discretion of senior management.

Total compensation expense for share-based compensation and other awards recognized in compensation and benefits in the consolidated statements of operations was CHF 863 million and CHF 1,009 million in 1Q10 and 1Q09, respectively. As of March 31, 2010, the total estimated unrecognized compensation expense of CHF 4,388 million related to non-vested share-based compensation and other compensation benefits will be recognized over the remaining weighted-average requisite service period of 1.7 years.

The Group generally repurchases its own shares in the open market to satisfy obligations in connection with share-based compensation, but it can also issue new shares out of available conditional capital. In 1Q10 and 1Q09, the Group delivered approximately 8.2 million and 3.8 million Credit Suisse Group shares (Group shares), respectively, to employees.

Share-based compensation
Incentive Share Unit
Incentive Share Units (ISUs) have been the main form of share-based deferred variable compensation for all employees since 2006. Starting in 2009, ISUs were used for the deferred variable compensation awards for employees up to and including vice presidents. An ISU is similar to a share, but offers additional upside depending on the development of the Group share price.

The compensation expense recognized in 1Q10 and 1Q09 related to ISUs was CHF 200 million and CHF 457 million, respectively. The estimated unrecognized compensation expense related to these awards as of March 31, 2010 was CHF 937 million and will be recognized over the term of the award, subject to early retirement rules.

Incentive Share Unit activities

in	1Q10	1Q09

Number of awards (million)

Balance at beginning of period	41.5	59.8

Granted	6.0	26.1

Settled	(8.1)	(2.7)

Forfeited	(0.1)	(0.1)

Balance at end of period	39.3	83.1

of which vested	3.0	21.8

of which unvested	36.3	61.3

Scaled Incentive Share Unit
The Scaled Incentive Share Unit (SISU) plan is a new share-based long-term incentive plan for managing directors and directors. SISUs were granted for the first time in January 2010 as part of 2009 variable compensation and comprised 50% of the deferred variable compensation awarded to managing directors and directors for 2009. SISUs are similar to ISUs except with four-year vesting and the leverage component contains an additional performance condition which could increase or decrease the number of any additional shares.

The compensation expense recognized in 1Q10 related to SISUs was CHF 160 million. The estimated unrecognized compensation expense related to these awards as of March 31, 2010 was CHF 1,232 million and will be recognized over the four-year vesting period, subject to early retirement rules.

Scaled Incentive Share Unit activities

in	1Q10

Number of awards (million)

Balance at beginning of period	0.0

Granted	21.1

Forfeited	(0.1)

Balance at end of period	21.0

of which vested	0.0

of which unvested	21.0

Adjustable Performance Plan awards
The Adjustable Performance Plan (APP) is a new cash-based plan for managing directors and directors. APP awards were granted for the first time in January 2010 as part of 2009 variable compensation and comprised 50% of the deferred variable compensation awarded to managing directors and directors. These awards are subject to a three-year, pro-rata vesting schedule, and the final value of the APP awards paid out to individual employees may be adjusted positively or negatively from the initial amount awarded on the grant date, and the value paid out each year for vested awards will reflect these adjustments.

The compensation expense recognized in 1Q10 relating to APP awards was CHF 272 million. The estimated unrecognized compensation expense related to these awards as of March 31, 2010 was CHF 1,300 million and will be recognized over the three-year vesting period, subject to early retirement rules.

Performance Incentive Plan
As part of its annual variable compensation process for 2004 and 2005, the Group granted performance incentive plan share units (PIP units) during 2005 (PIP I) and 2006 (PIP II), respectively. PIP units are long-term retention incentive awards requiring continued employment with the Group, subject to restrictive covenants and cancellation provisions, and vest evenly over a five-year period. Each PIP unit will settle for a specified number of Group shares subsequent to the fifth anniversary of the grant date based on the achievement of: i) earnings performance as compared to predefined targets (performance conditions); and ii) Group share price performance compared to predefined targets and relative to peers (market conditions). On March 31, 2010, we announced the determination of the number of Group shares for holders of PIP I units that were granted in early 2005, which were a part of 2004 compensation. In accordance with the terms of the plan, each outstanding PIP I unit entitled the holder to approximately 4.8 Group shares.

The compensation (income)/expense recognized in 1Q10 and 1Q09 related to PIP I and PIP II was CHF 2 million and CHF (32) million, respectively. The reversal of the accrued expense recognized in 1Q09 reflected forfeitures. The estimated unrecognized compensation expense related to PIP II as of March 31, 2010 was CHF 5 million and will be recognized over a period of one year. None of the PIP units were due for settlement as of March 31, 2010. PIP I awards were settled on April 20, 2010.

Performance Incentive Plan activities

	1Q10		1Q09

in	PIP II	PIP I	PIP II	PIP I

Number of awards (million)

Balance at beginning of period	6.2	11.9	6.4	12.2

Forfeited	0.0	(0.2)	(0.2)	(0.3)

Balance at end of period	6.2	11.7	6.2	11.9

of which vested	5.3	11.7	3.6	10.0

of which unvested	0.9	0.0	2.6	1.9

Share awards
The Group’s share-based compensation as part of the yearly discretionary variable compensation in prior years included four different types of share awards: phantom shares, blocked shares, longevity premium awards (LPA) and special awards. These share awards entitle the holder to receive one Group share subject to continued employment with the Group, restrictive covenants and cancellation provisions, and generally vest between zero and five years. In 2006, the Group introduced the ISU share-based plan to replace phantom shares, blocked shares and LPA awards granted in prior years.

Special awards are generally shares, which may be granted to new employees. These special awards may contain vesting conditions, depending on the terms of employment.
The compensation expense recognized in 1Q10 and 1Q09 related to shares awarded under phantom share, LPA and special awards was CHF 69 million and CHF 68 million, respectively. The estimated unrecognized compensation expense related to these awards as of March 31, 2010 was CHF 470 million, a majority of which will be recognized over a period of five years.

Share award activities

	1Q10		1Q09

in	Number of share awards in million	Weighted- average grant-date fair value in CHF	Number of share awards in million	Weighted- average grant-date fair value in CHF

Share award activities

Balance at beginning of period	15.5	45.67	20.8	61.83

Granted	1.3	50.19	3.9	28.32

Settled	(2.7)	44.20	(2.5)	67.97

Forfeited	(0.1)	62.93	(0.3)	62.94

Balance at end of period	14.0	46.69	21.9	56.08

of which vested	0.8	–	0.6	–

of which unvested	13.2	–	21.3	–

Share options
Options were a substantial component of the Group’s share-based program prior to 2004. The Group discontinued the practice of issuing options and the majority of the original grants have since vested. Share options were granted with an exercise price equal to the market price of Group’s shares on the date of grant and expire after ten years.

Other compensation benefits
Partner Asset Facility
As part of the 2008 annual compensation process, the Group granted employees in Investment Banking with a corporate title of managing director or director the majority of the deferred portion of their variable compensation in the form of Partner Asset Facility (PAF) awards, denominated in US dollars. The PAF units are indexed to, and represent a first-loss interest in, a specified pool of illiquid assets that originated in Investment Banking.

On January 21, 2009, the Group granted PAF awards to employees with a total notional value of CHF 686 million. The contractual term of the PAF award is eight years. 66.7% of the PAF awards were fully vested upon grant and attributed to services performed in 2008 and 33.3% of the PAF awards vested over the first three months of 2009.

The compensation expense recognized in 1Q10 related to PAF was CHF 8 million, representing the change in the underlying fair value of the awards during the period. The compensation expense recognized in 1Q09 related to PAF was CHF 182 million, which included the vesting of the remaining 33.3% and the change in the underlying fair value of the awards during the period. There was no unrecognized compensation expense as of March 31, 2010. Compensation expense will be updated at each reporting period date to reflect any change in the underlying fair value of the PAF awards until the awards are finally settled.

Cash Retention Awards
For 2008, managing directors across all divisions, all directors in Investment Banking and, to the extent the cash component of variable compensation exceeded CHF 300,000, directors in Private Banking, Asset Management and Shared Services received deferred variable compensation in the form of Cash Retention Awards (CRA). These CRA payments, which were made in 1Q09, are subject to vesting ratably over a two-year period and other conditions and any unvested CRA will have to be repaid if a claw-back event, such as voluntary termination of employment, occurs. The compensation expense recognized in 1Q10 and 1Q09 related to CRA was CHF 152 million and CHF 334 million, respectively. The estimated unrecognized compensation expense as of March 31, 2010 was CHF 444 million and will be recognized over the remainder of 2010.

Note 21 Pension and other post-retirement benefits
The Group previously disclosed that it expected to contribute CHF 488 million to the Swiss and international defined benefit pension plans and other post-retirement defined benefit plans in 2010. As of March 31, 2010, CHF 184 million of contributions have been made.

	in			% change

	1Q10	4Q09	1Q09	QoQ	YoY

Total pension costs (CHF million)

Service costs on benefit obligation	76	59	65	29	17

Interest costs on benefit obligation	148	151	153	(2)	(3)

Expected return on plan assets	(200)	(192)	(195)	4	3

Amortization of recognized prior service cost	4	9	9	(56)	(56)

Amortization of recognized actuarial losses	27	7	8	286	238

Net periodic pension costs	55	34	40	62	38

Settlement (gains)/losses	(2)	6	0	–	–

Curtailment (gains)/losses	0	(2)	0	100	–

Special termination benefits	0	7	0	(100)	–

Total pension costs	53	45	40	18	33

Note 22 Derivatives and hedging activities
Derivatives are generally either privately negotiated OTC contracts or standard contracts transacted through regulated exchanges. The Group’s most frequently used freestanding derivative products, entered into for trading and risk management purposes, include interest rate, cross-currency and credit default swaps, interest rate and foreign exchange options, foreign exchange forward contracts and foreign exchange and interest rate futures.

The Group also enters into contracts that are not considered derivatives in their entirety but include embedded derivative features. Such transactions primarily include issued and purchased structured debt instruments where the return may be calculated by reference to an equity security, index or third-party credit risk, or that have non-standard interest or foreign exchange terms.

On the date a derivative contract is entered into, the Group designates it as belonging to one of the following categories:
– trading activities;
– a risk management transaction that does not qualify as a hedge under accounting standards (referred to as an economic hedge);
– a hedge of the fair value of a recognized asset or liability;
– a hedge of the variability of cash flows to be received or paid relating to a recognized asset or liability or a forecasted transaction; or
– a hedge of a net investment in a foreign operation.
Trading activities
The Group is active in most of the principal trading markets and transacts in many popular trading and hedging products. As noted above, this includes the use of swaps, futures, options and structured products, such as custom transactions using combinations of derivatives, in connection with its sales and trading activities. Trading activities include market making, positioning and arbitrage activities. The majority of the Group’s derivatives held as of March 31, 2010 were used for trading activities.

Economic hedges
Economic hedges arise when the Group enters into derivative contracts for its own risk management purposes, but the contracts entered into do not qualify for hedge accounting under US GAAP. These economic hedges include the following types:

– interest rate derivatives to manage net interest rate risk on certain core banking business assets and liabilities;
– foreign exchange derivatives to manage foreign exchange risk on certain core banking business revenue and expense items, as well as on core banking business assets and liabilities;
– credit derivatives to manage credit risk on certain loan portfolios; and
– futures to manage risk on equity positions including convertible bonds.
Derivatives used in economic hedges are included as trading assets or trading liabilities in the consolidated balance sheets.
Hedge accounting
Fair value hedges
The Group designates fair value hedges as part of an overall interest rate risk management strategy that incorporates the use of derivative instruments to minimize fluctuations in earnings that are caused by interest rate volatility. In addition to hedging changes in fair value due to interest rate risk associated with fixed rate loans, repurchase agreements and long-term debt instruments, the Group uses:

– cross-currency swaps to convert foreign-currency-denominated fixed rate assets or liabilities to floating rate functional currency assets or liabilities; and
– foreign exchange forward contracts to hedge the foreign exchange risk associated with available-for-sale securities.
Cash flow hedges
The Group designates cash flow hedges as part of its strategy to mitigate its risk to variability of cash flows on loans, deposits and other debt obligations by using interest rate swaps to convert variable rate assets or liabilities to fixed rates. The Group also uses cross-currency swaps to convert foreign-currency-denominated fixed and floating rate assets or liabilities to fixed rate assets or liabilities based on the currency profile that the Group elects to be exposed to. This includes, but is not limited to, Swiss francs and US dollars. Further, the Group uses derivatives to hedge its cash flows associated with forecasted transactions.

Net investment hedges
The Group designates net investment hedges as part of its strategy to hedge selected net investments in foreign operations against adverse movements in foreign exchange rates, typically using foreign exchange forward contracts.

Hedge effectiveness assessment
The Group assesses the effectiveness of hedging relationships both prospectively and retrospectively. The prospective assessment is made both at the inception of a hedging relationship and on an ongoing basis, and requires the Group to justify its expectation that the relationship will be highly effective over future periods. The retrospective assessment is also performed on an ongoing basis and requires the Group to determine whether or not the hedging relationship has actually been effective. If the Group concludes, through a retrospective evaluation, that hedge accounting is appropriate for the current period, then it measures the amount of hedge ineffectiveness to be recognized in earnings.

Fair value of derivative instruments
The table below presents gross derivative replacement values by type of contract and balance sheet location and whether the derivative is used for trading purposes or in a qualifying hedging relationship. Notional amounts have also been provided as an indication of the volume of derivative activity within the Group.

Information on bifurcated embedded derivatives has not been included in this table. Under US GAAP, the Group elected to account for substantially all financial instruments with an embedded derivative that is not considered clearly and closely related to the host contract at fair value.

Fair value of derivative instruments

	Trading			Hedging			[1]

end of 1Q10	Notional amount	Positive replacement value	Negative replacement value	Notional amount	Positive replacement value	Negative replacement value

Derivative instruments (CHF billion)

Forwards and forward rate agreements	9,488.5	6.3	6.2	0.0	0.0	0.0

Swaps	23,243.2	477.9	469.8	68.4	2.6	1.4

Options bought and sold (OTC)	2,694.3	42.5	45.2	0.0	0.0	0.0

Futures	2,357.4	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange traded)	1,463.9	0.1	0.1	0.0	0.0	0.0

Interest rate products	39,247.3	526.8	521.3	68.4	2.6	1.4

Forwards	2,161.4	22.3	23.9	21.3	0.2	0.0

Swaps	1,052.3	30.4	35.5	0.0	0.0	0.0

Options bought and sold (OTC)	898.6	13.3	14.2	0.0	0.0	0.0

Futures	16.3	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange traded)	45.1	0.5	1.0	0.0	0.0	0.0

Foreign exchange products	4,173.7	66.5	74.6	21.3	0.2	0.0

Forwards	11.8	1.3	0.8	0.0	0.0	0.0

Options bought and sold (OTC)	28.1	0.6	1.1	0.0	0.0	0.0

Futures	3.0	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange traded)	0.2	0.0	0.0	0.0	0.0	0.0

Precious metals products	43.1	1.9	1.9	0.0	0.0	0.0

Forwards	7.4	1.4	0.2	0.0	0.0	0.0

Swaps	237.0	6.0	8.8	0.0	0.0	0.0

Options bought and sold (OTC)	348.8	17.2	19.4	0.0	0.0	0.0

Futures	95.4	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange traded)	543.6	2.3	3.5	0.0	0.0	0.0

Equity/index-related products	1,232.2	26.9	31.9	0.0	0.0	0.0

Credit derivatives [2]	2,394.4	60.9	55.3	0.0	0.0	0.0

Forwards	28.5	2.3	2.1	0.0	0.0	0.0

Swaps	117.5	19.2	19.9	0.0	0.0	0.0

Options bought and sold (OTC)	116.4	3.2	3.8	0.0	0.0	0.0

Futures	357.1	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange traded)	168.4	3.0	2.7	0.0	0.0	0.0

Other products [3]	787.9	27.7	28.5	0.0	0.0	0.0

Total derivative instruments	47,878.6	710.7	713.5	89.7	2.8	1.4

The notional amount for derivative instruments (trading and hedging) was CHF 47,968.3 billion as of March 31, 2010.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP. 2 Primarily credit default swaps. 3 Primarily commodity, energy and emission products.

Fair value of derivative instruments (continued)

	Trading			Hedging			[1]

end of 4Q09	Notional amount	Positive replacement value	Negative replacement value	Notional amount	Positive replacement value	Negative replacement value

Derivative instruments (CHF billion)

Forwards and forward rate agreements	7,956.7	6.4	6.2	0.0	0.0	0.0

Swaps	22,671.5	473.6	464.5	58.6	1.8	1.3

Options bought and sold (OTC)	2,461.2	43.6	46.1	0.0	0.0	0.0

Futures	1,900.6	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	926.5	0.1	0.2	0.0	0.0	0.0

Interest rate products	35,916.5	523.7	517.0	58.6	1.8	1.3

Forwards	1,682.1	18.9	21.0	22.4	0.2	0.0

Swaps	995.8	31.7	34.0	0.0	0.0	0.0

Options bought and sold (OTC)	866.8	14.8	15.8	0.0	0.0	0.0

Futures	22.6	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	17.1	0.2	0.4	0.0	0.0	0.0

Foreign exchange products	3,584.4	65.6	71.2	22.4	0.2	0.0

Forwards	12.3	1.6	1.0	0.0	0.0	0.0

Options bought and sold (OTC)	22.3	0.6	1.1	0.0	0.0	0.0

Futures	3.0	0.0	0.0	0.0	0.0	0.0

Precious metals products	37.6	2.2	2.1	0.0	0.0	0.0

Forwards	6.3	1.6	0.1	0.0	0.0	0.0

Swaps	210.6	5.1	8.2	0.0	0.0	0.0

Options bought and sold (OTC)	337.4	17.9	21.1	0.0	0.0	0.0

Futures	124.3	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	502.5	1.2	1.4	0.0	0.0	0.0

Equity/index-related products	1,181.1	25.8	30.8	0.0	0.0	0.0

Credit derivatives [2]	2,414.0	68.2	61.9	0.0	0.0	0.0

Forwards	28.3	1.7	2.0	0.0	0.0	0.0

Swaps	142.6	17.4	17.8	0.0	0.0	0.0

Options bought and sold (OTC)	66.7	3.5	3.5	0.0	0.0	0.0

Futures	313.6	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	147.5	3.0	2.7	0.0	0.0	0.0

Other products [3]	698.7	25.6	26.0	0.0	0.0	0.0

Total derivative instruments	43,832.3	711.1	709.0	81.0	2.0	1.3

The notional amount for derivative instruments (trading and hedging) was CHF 43,913.3 billion as of December 31, 2009.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP. 2 Primarily credit default swaps. 3 Primarily commodity, energy and emission products.

Fair value of derivative instruments (continued)

	1Q10		4Q09

	Positive replacement value (PRV)	Negative replacement value (NRV)	Positive replacement value (PRV)	Negative replacement value (NRV)

Derivative instruments (CHF billion)

Replacement values (trading and hedging) before netting agreements	713.5	714.9	713.1	710.3

Replacement values (trading and hedging) after netting agreements [1]	56.1	59.1	57.1	57.7

of which recorded in trading assets (PRV) and trading liabilities (NRV)	53.4	58.0	55.1	56.5

of which recorded in other assets (PRV) and other liabilities (NRV)	2.7	1.1	2.0	1.2

1 Taking into account legally enforceable netting agreements.

Derivatives in fair value hedging relationships

	1Q10		4Q09		1Q09

in	Gains/ (losses) recognized in income on derivatives	Gains/ (losses) recognized in income on hedged items	Gains/ (losses) recognized in income on derivatives	Gains/ (losses) recognized in income on hedged items	Gains/ (losses) recognized in income on derivatives	Gains/ (losses) recognized in income on hedged items

Derivatives in fair value hedging relationships (CHF million)

Interest rate products	317	(323)	(323)	333	(383)	326

Foreign exchange products	18	(18)	(2)	2	0	0

Total	335	(341)	(325)	335	(383)	326

Represents gains/(losses) recognized in trading revenues.

Details of fair value hedges

in	1Q10	4Q09	1Q09

Fair value hedges (CHF million)

Net gains/(losses) on the ineffective portion	(6)	10	(57)

Derivatives in cash flow hedging relationships

	1Q10		4Q09			1Q09

in	Gains/ (losses) recognized in AOCI on derivatives	Gains/ (losses) reclassified from AOCI into income	Gains/ (losses) recognized in AOCI on derivatives	Gains/ (losses) reclassified from AOCI into income		Gains/ (losses) recognized in AOCI on derivatives	Gains/ (losses) reclassified from AOCI into income

Derivatives in cash flow hedging relationships (CHF million)

Foreign exchange products	7	0	14	7	[1]	35	(5)	[1]

Represents gains/(losses) on effective portion.
1 Included in total operating expenses.

Details of cash flow hedges

in	1Q10	4Q09	1Q09

Cash flow hedges (CHF million)

Expected reclassification of net gains/(losses) from AOCI into earnings during the next 12 months	(7)	(6)	(26)

Derivatives in net investment hedging relationships

	1Q10			4Q09			1Q09

in	Gains/ (losses) recognized in AOCI on derivatives	Gains/ (losses) reclassified from AOCI into income		Gains/ (losses) recognized in AOCI on derivatives	Gains/ (losses) reclassified from AOCI into income		Gains/ (losses) recognized in AOCI on derivatives	Gains/ (losses) reclassified from AOCI into income

Derivatives in net investment hedging relationships (CHF million)

Interest rate products	4	0		11	0		33	0

Foreign exchange products	(21)	3	[1]	116	(5)	[1]	(967)	0

Total	(17)	3		127	(5)		(934)	0

Represents gains/(losses) on effective portion.
1 Included in other revenues.

The Group includes all derivative instruments not included in hedge accounting relationships in its trading activities. Instead of separately disclosing gains and losses of these derivative instruments by type of contracts, the Group elected to provide alternative disclosures as offered under US GAAP. For these alternative disclosures, refer to Note 7 – Trading revenues.

Disclosures relating to contingent credit risk
Certain of the Group’s derivative instruments contain provisions that require it to maintain a specified credit rating from each of the major credit rating agencies. If the ratings fall below that specified in the contract, the counterparties to the agreements could request payment of additional collateral on those derivative instruments that are in a net liability position. Certain of the derivative contracts also provide for termination of the contract, generally upon a downgrade of either the Group or the counterparty, at the existing mark-to-market of the derivative contract.

The following table provides the Group’s current net exposure from contingent credit risk relating to bilateral counterparties and special purpose entities (SPEs), the related collateral posted and the additional collateral required in a one-notch and in a two-notch downgrade event, respectively. The current net exposure for bilateral counterparties is the aggregate fair value of derivative instruments with credit-risk-related contingent features that were in a net liability position. For SPEs, the current net exposure by contract may include amounts other than or in addition to the negative replacement value of derivative instruments with credit-risk-related contingent features.

Contingent credit risk

end of	Bilateral counterparties	Special purpose entities	Total

1Q10 (CHF billion)

Current net exposure	13.1	2.2	15.3

Collateral posted	10.6	2.2	12.8

Additional collateral required in a one-notch downgrade event	0.2	2.0	2.2

Additional collateral required in a two-notch downgrade event	0.6	3.6	4.2

4Q09 (CHF billion)

Current net exposure	10.5	3.3	13.8

Collateral posted	9.0	3.4	12.4

Additional collateral required in a one-notch downgrade event	0.2	2.4	2.6

Additional collateral required in a two-notch downgrade event	0.5	4.4	4.9

Credit derivatives
Credit derivatives are contractual agreements in which the buyer generally pays a fee in exchange for a contingent payment by the seller if there is a credit event on the underlying referenced entity or asset. Credit derivatives are generally privately negotiated OTC contracts. Most credit derivatives are structured so that they specify the occurrence of an identifiable credit event, which can include bankruptcy, insolvency, receivership, material adverse restructuring of debt or failure to meet obligations when due.

The credit derivatives most commonly transacted by the Group are CDS and credit swaptions. A CDS is a contractual agreement in which the buyer of the swap pays an upfront and/or a periodic fee in return for a contingent payment by the seller of the swap following a credit event of the referenced entity or asset. Credit swaptions are options with a specified maturity to buy or sell protection under a CDS on a specific referenced credit event.

The Group enters into credit derivative contracts in the normal course of business, buying and selling protection to facilitate client transactions and as a market maker. This includes providing structured credit products for its clients to enable them to hedge their credit risk. The referenced instruments of these structured credit products are both investment grade and high yield underlyings and could include corporate bonds, sovereign debt, asset-backed securities (ABS) and loans. These referenced instruments can form a single item or be combined on a portfolio basis. The Group purchases protection to economically hedge various forms of credit exposure, for example, the economic hedging of loan portfolios or other cash positions. Finally, the Group also takes proprietary positions which can take the form of either purchased or sold protection.

The following tables reflect the maximum potential amount of future payments that the Group would be required to make under the credit derivatives as a result of credit-risk-related events for which it has sold protection. The segregation of the future payments by maturity range and underlying risk gives an indication of the current status of the potential for performance under the derivative contracts. The fair values of the derivatives also give an indication of the amount of payment risk, as the negative fair values increase when the potential payment under the derivative contracts becomes more probable. To reflect the quality of the payment risk on credit protection sold, the Group assigns an internally generated rating to those instruments referenced in the contracts. Internal ratings are assigned by experienced credit analysts based on expert judgment that incorporates analysis and evaluation of both quantitative and qualitative factors. The specific factors analyzed, and their relative importance, are dependent on the type of counterparty. The analysis emphasizes a forward-looking approach, concentrating on economic trends and financial fundamentals, and making use of peer analysis, industry comparisons and other quantitative tools. External ratings and market information are also used in the analysis process where available.

The tables also include the estimated recoveries that would be received if the specified credit event occurred, including the anticipated value of the underlying referenced asset that would, in most instances, be transferred to the Group and the impact of any purchased protection with an identical reference instrument and product type. In the normal course of business, the Group also purchases protection to offset the risk of sold protection that may have similar, but not identical, reference instruments, and may use similar, but not identical, products. The impacts of these transactions have not been included in the estimate of recoveries. In addition, to reduce its credit risk, the Group enters into legally enforceable netting agreements with its derivative counterparties. Collateral on these derivative contracts is usually posted on a net counterparty basis and cannot be allocated to a particular derivative contract, and, therefore, has not been included in the estimate of recoveries.

Credit derivative maximum potential payout by maturity

end of	Maturity less than 1 year	Maturity between 1 to 5 years	Maturity greater than 5 years	Total

1Q10 (CHF million)

Single-name instruments	94,110	578,409	123,456	795,975

Multi-name instruments	22,514	267,362	86,666	376,542

Total	116,624	845,771	210,122	1,172,517

4Q09 (CHF million)

Single-name instruments	100,387	592,575	137,856	830,818

Multi-name instruments	31,154	256,008	63,297	350,459

Total	131,541	848,583	201,153	1,181,277

Credit derivative exposure on sold protection

	1Q10			4Q09

end of	Maximum potential payout	Fair value	Recoveries	Maximum potential payout	Fair value	Recoveries

Single-name instruments (CHF million)

Investment grade [1]	580,366	7,516	568,368	608,416	8,709	598,908

Non-investment grade	215,609	(6,969)	210,390	222,402	(12,790)	215,675

Total single-name instruments	795,975	547	778,758	830,818	(4,081)	814,583

of which sovereigns	130,763	204	129,873	128,760	(782)	128,141

of which non-sovereigns	665,212	343	648,885	702,058	(3,299)	686,442

Multi-name instruments (CHF million)

Investment grade [1]	310,353	(6,852)	302,297	291,880	(9,271)	285,683

Non-investment grade	66,189	(44)	63,186	58,579	494	56,144

Total multi-name instruments	376,542	(6,896)	365,483	350,459	(8,777)	341,827

of which sovereigns	12,727	24	11,974	347	(58)	111

of which non-sovereigns	363,815	(6,920)	353,509	350,112	(8,719)	341,716

1 Based on internal ratings of BBB and above.

The above maximum potential payout relates only to sold protection. The Group also purchases protection, which reduces total credit derivative exposure.
The following table provides the Group’s percentage allocation of purchased credit protection by counterparty.
Credit protection purchased by counterparty

in	1Q10	4Q09

Credit protection purchased by counterparty (in %)

Banks and broker-dealers	93	93

Other financial institutions [1]	6	6

Other counterparties	1	1

Total	100	100

1 Primarily hedge funds.

The tables “Credit derivative maximum potential payout by maturity” and “Credit derivative exposure on sold protection” do not include all credit derivatives and differ from the balance for credit derivatives in the fair value of derivative instruments table. This is due to the exclusion of certain credit derivative instruments under US GAAP, which defines a credit derivative as a derivative instrument (a) in which one or more of its underlyings are related to the credit risk of a specified entity (or a group of entities) or an index based on the credit risk of a group of entities and (b) that exposes the seller to potential loss from credit-risk-related events specified in the contract. Total return swaps (TRS) are excluded because a TRS does not expose the seller to potential loss from credit-risk-related events specified in the contract. A TRS only provides protection against a loss in asset value, and not against additional amounts as a result of specific credit events. CDOs are also excluded because the derivative embedded in a CDO does not require bifurcation under US GAAP as it relates to the creditworthiness of the securitized financial assets and liabilities. As a result, they are not subject to this disclosure.

Note 23 Guarantees and commitments
Guarantees
In the ordinary course of business, guarantees are provided that contingently obligate Credit Suisse to make payments to third parties if the counterparty fails to fulfill its obligation under a borrowing or other contractual arrangement. The total gross amount disclosed within the Guarantees table reflects the maximum potential payment under the guarantees. The carrying value represents the Group’s current best estimate of payments that will be required under existing guarantee arrangements.

Guarantees

end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Carrying value	Collateral received

1Q10 (CHF million)

Credit guarantees and similar instruments	2,928	6,772	9,700	8,426		543	4,714

Performance guarantees and similar instruments	8,446	4,552	12,998	11,561		100	4,566

Securities lending indemnifications	23,791	0	23,791	23,791		0	23,791

Derivatives	153,275	40,511	193,786	193,786		4,994	–	[2]

Other guarantees	3,705	1,085	4,790	4,701		8	2,197

Total guarantees	192,145	52,920	245,065	242,265		5,645	35,268

4Q09 (CHF million)

Credit guarantees and similar instruments	3,290	4,777	8,067	7,309		543	4,521

Performance guarantees and similar instruments	6,342	5,818	12,160	10,707		96	3,995

Securities lending indemnifications	22,644	0	22,644	22,644		0	22,644

Derivatives	129,868	83,862	213,730	213,730		6,388	–	[2]

Other guarantees	3,836	1,039	4,875	4,807		10	2,181

Total guarantees	165,980	95,496	261,476	259,197		7,037	33,341

1 Total net amount is computed as the gross amount less any participations. 2 Collateral for derivatives accounted for as guarantees is not considered significant.

Credit guarantees and similar instruments
Credit guarantees and similar instruments are contracts that require the Group to make payments should a third party fail to do so under a specified existing credit obligation. The position includes standby letters of credit, commercial and residential mortgage guarantees and other guarantees associated with VIEs.

Standby letters of credit are made in connection with the corporate lending business and other corporate activities, where the Group provides guarantees to counterparties in the form of standby letters of credit, which represent obligations to make payments to third parties if the counterparties fail to fulfill their obligations under a borrowing arrangement or other contractual obligation.

Commercial and residential mortgage guarantees are made in connection with the Group’s commercial mortgage activities in the US, where the Group sells certain commercial and residential mortgages to the Federal National Mortgage Association (FNMA) and agrees to bear a percentage of the losses triggered by the borrowers failing to perform on the mortgage. The Group also issues guarantees that require it to reimburse the FNMA for losses on certain whole loans underlying mortgage-backed securities issued by the FNMA, which are triggered by borrowers failing to perform on the underlying mortgages.

The Group also provides guarantees to VIEs and other counterparties under which it may be required to buy assets from such entities upon the occurrence of certain triggering events such as rating downgrades and/or substantial decreases in fair value of those assets.

Performance guarantees and similar instruments
Performance guarantees and similar instruments are arrangements that require contingent payments to be made when certain performance-related targets or covenants are not met. Such covenants may include a customer’s obligation to deliver certain products and services or to perform under a construction contract. Performance guarantees are frequently executed as part of project finance transactions. The position includes private equity fund guarantees and guarantees related to residential mortgage securitization activities.

For private equity fund guarantees, the Group has provided investors in private equity funds sponsored by a Group entity guarantees on potential obligations of certain general partners to return amounts previously paid as carried interest to those general partners if the performance of the remaining investments declines. To manage its exposure, the Group generally withholds a portion of carried interest distributions to cover any repayment obligations. In addition, pursuant to certain contractual arrangements, the Group is obligated to make cash payments to certain investors in certain private equity funds if specified performance thresholds are not met.

Further, as part of the Group’s residential mortgage securitization activities in the US, the Group may guarantee the collection by the servicer and remittance to the securitization trust of prepayment penalties. The Group will have to perform under these guarantees in the event the servicer fails to remit the prepayment penalties.

Securities lending indemnifications
Securities lending indemnifications include arrangements in which the Group agreed to indemnify securities lending customers against losses incurred in the event that security borrowers do not return securities subject to the lending agreement and the collateral held is insufficient to cover the market value of the securities borrowed. As indicated in the Guarantees table, the Group was fully collateralized in respect of securities lending indemnifications.

Derivatives
Derivatives are issued in the ordinary course of business, generally in the form of written put options. Derivative contracts that may be cash settled, and for which the Group has no basis for concluding that it is probable that the counterparties held the underlying instruments at the inception of the contracts, are not considered guarantees under US GAAP. For derivative contracts executed with counterparties that generally act as financial intermediaries, such as investment banks, hedge funds and security dealers, the Group has concluded that there is no basis to assume that these counterparties hold the underlying instruments related to the derivative contracts and, therefore, does not report such contracts as guarantees.

The Group manages its exposure to these derivatives by engaging in various hedging strategies to reduce its exposure. For some contracts, such as written interest rate caps or foreign exchange options, the maximum payout is not determinable as interest rates or exchange rates could theoretically rise without limit. For these contracts, notional amounts were disclosed in the table above in order to provide an indication of the underlying exposure. In addition, the Group carries all derivatives at fair value in the consolidated balance sheets and has considered the performance triggers and probabilities of payment when determining those fair values. It is more likely than not that written put options that are in-the-money to the counterparty will be exercised, for which the Group’s exposure was limited to the fair value reflected in the table.

Other guarantees
Other guarantees include bankers’ acceptances, residual value guarantees, deposit insurance, contingent considerations in business combinations, the minimum value of an investment in mutual funds or private equity funds and all other guarantees that were not allocated to one of the categories above.

Deposit-taking banks in Switzerland and certain other European countries are required to ensure the payout of privileged deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank. Upon occurrence of a payout event triggered by a specified restriction of business imposed by the Swiss Financial Markets Supervisory Authority (FINMA) or by compulsory liquidation of another deposit taking bank, the Group’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. These deposit insurance guarantees were reflected in other guarantees.

Disposal-related contingencies and other indemnifications
The Group has certain guarantees for which its maximum contingent liability cannot be quantified. These guarantees are not reflected in the table above and are discussed below.
Disposal-related contingencies
In connection with the sale of assets or businesses, the Group sometimes provides the acquirer with certain indemnification provisions. These indemnification provisions vary by counterparty in scope and duration and depend upon the type of assets or businesses sold. They are designed to transfer the potential risk of certain unquantifiable and unknowable loss contingencies, such as litigation, tax and intellectual property matters, from the acquirer to the seller. The Group closely monitors all such contractual agreements in order to ensure that indemnification provisions are adequately provided for in the Group’s consolidated financial statements.

Other indemnifications
The Group provides indemnifications to certain counterparties in connection with its normal operating activities, for which it is not possible to estimate the maximum amount that it could be obligated to pay. As a normal part of issuing its own securities, the Group typically agrees to reimburse holders for additional tax-withholding charges or assessments resulting from changes in applicable tax laws or the interpretation of those laws. Securities that include these agreements to pay additional amounts generally also include a related redemption or call provision if the obligation to pay the additional amounts results from a change in law or its interpretation and the obligation cannot be avoided by the issuer taking reasonable steps to avoid the payment of additional amounts. Since such potential obligations are dependent on future changes in tax laws, the related liabilities the Group may incur as a result of such changes cannot be reasonably estimated. In light of the related call provisions typically included, the Group does not expect any potential liabilities in respect of tax gross-ups to be material.

The Group is a member of numerous securities exchanges and clearing houses and may, as a result of its membership arrangements, be required to perform if another member defaults. The Group has determined that it is not possible to estimate the maximum amount of these obligations and believes that any potential requirement to make payments under these arrangements is remote.

Other commitments

end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Collateral received

1Q10 (CHF million)

Irrevocable commitments under documentary credits	4,726	43	4,769	4,370		2,031

Loan commitments	171,789	52,304	224,093	217,941		154,994

Forward reverse repurchase agreements	62,922	84	63,006	63,006		63,006

Other commitments	5,224	2,321	7,545	7,545		6

Total other commitments	244,661	54,752	299,413	292,862		220,037

4Q09 (CHF million)

Irrevocable commitments under documentary credits	4,543	40	4,583	4,183		2,037

Loan commitments	175,656	52,828	228,484	222,128		159,349

Forward reverse repurchase agreements	43,481	0	43,481	43,481		43,481

Other commitments	6,377	2,588	8,965	8,965		6

Total other commitments	230,057	55,456	285,513	278,757		204,873

1 Total net amount is computed as the gross amount less any participations.

Irrevocable commitments under documentary credits
Irrevocable commitments under documentary credits include exposures from trade finance related to commercial letters of credit under which the Group guarantees payments to exporters against presentation of shipping and other documents.

Loan commitments
Loan commitments include unused credit facilities that can be revoked at our sole discretion upon notice to the client. A small portion of total loan commitments is related to the leveraged finance business. Commitments to originate mortgage loans that will be held for sale are considered derivatives for accounting purposes and are not included in this disclosure. Such commitments are reflected as derivatives in the consolidated balance sheets.

Forward reverse repurchase agreements
Forward reverse repurchase agreements represent transactions in which the initial cash exchange of the reverse repurchase transactions takes place on specified future dates.
Other commitments
Other commitments include private equity commitments, firm commitments in underwriting securities, commitments arising from deferred payment letters of credit and from acceptances in circulation and liabilities for calls on shares and other equity instruments.

Note 24 Transfers of financial assets and variable interest entities
In the normal course of business, the Group enters into transactions with, and makes use of, SPEs. An SPE is an entity in the form of a trust or other legal structure designed to fulfill a specific limited need of the company that organized it and are generally structured to isolate the SPE’s assets from creditors of other entities, including the Group. The principal uses of SPEs are to assist the Group and its clients in securitizing financial assets and creating investment products. The Group also uses SPEs for other client-driven activity, such as to facilitate financings, and Group tax or regulatory purposes.

Transfers of financial assets
Securitizations
The majority of the Group’s securitization activities involve mortgages and mortgage-related securities and are predominantly transacted using SPEs. In a typical securitization, the SPE purchases assets financed by proceeds received from the SPE’s issuance of debt and equity instruments, certificates, commercial paper and other notes of indebtedness. These assets and liabilities are recorded on the balance sheet of the SPE and not reflected on Group’s consolidated balance sheet, unless either the Group sold the assets to the entity and the accounting requirements for sale were not met or the Group consolidates the SPE.

The Group purchases commercial and residential mortgages for the purpose of securitization and sells these mortgage loans to SPEs. These SPEs issue commercial mortgage-backed securities (CMBS), residential mortgage-backed securities (RMBS) and ABS that are collateralized by the assets transferred to the SPE and that pay a return based on the returns on those assets. Investors in these mortgage-backed securities or ABS typically have recourse to the assets in the SPEs, unless a third-party guarantee has been received to further enhance the creditworthiness of the assets. The investors and the SPEs have no recourse to the Group’s assets. The Group is typically an underwriter of, and makes a market in, these securities.

The Group also transacts in re-securitizations of previously issued RMBS securities. Typically, certificates issued out of an existing securitization vehicle are sold into a newly created and separate securitization vehicle. Often, these re-securitizations are initiated in order to repackage an existing security to give the investor a higher rated tranche.

The Group also purchases loans and other debt obligations from clients, which are then sold by the Group directly or indirectly to SPEs that issue collateralized debt obligations (CDOs). The Group structures, underwrites and makes a market in these CDOs. CDOs are collateralized by the assets transferred to the CDO vehicle and pay a return based on the returns on those assets. Investors typically only have recourse to the collateral of the CDO and do not have recourse to the Group’s assets.

When the Group transfers assets into an SPE, it must assess whether that transfer is accounted for as a sale of the assets. Transfers of assets may not meet sale requirements if the assets have not been legally isolated from the Group and/or if the Group’s continuing involvement is deemed to give it effective control over the assets. If the transfer is not deemed a sale, it is instead accounted for as a secured borrowing, with the transferred assets as collateral.

As a result of the issuance of new guidance effective January 1, 2010, the Group lost sale accounting treatment for certain asset transfers and for certain transfers of portions of assets that do not meet the definition of participating interests. The impact of this change in accounting guidance did not have a significant impact to Group.

Gains and losses on securitization transactions depend, in part, on the carrying values of mortgages and CDOs involved in the transfer and are allocated between the assets sold and any beneficial interests retained according to the relative fair values at the date of sale.

The following table provides the gains or losses and proceeds from the transfer of assets relating to 1Q10 and 1Q09 securitizations of financial assets treated as sales, along with the cash flows between the Group and the SPEs used in any securitizations in which the Group still has continuing involvement, regardless of when the securitization occurred. Only those transactions that qualify for sale accounting and subsequent derecognition of the transferred assets and in which the Group has continuing involvement with the entity as of the end of 1Q10 and 1Q09 are included in the table.

Securitizations

in	1Q10	1Q09	[1]

Gains and cash flows (CHF million)

CMBS
Net gain [2]	13	0

Proceeds from transfer of assets	426	0

Cash received on interests that continue to be held	29	63

RMBS
Net gain [2]	41	17

Proceeds from transfer of assets	12,005	4,479

Servicing fees	1	1

Cash received on interests that continue to be held	111	66

ABS [3]
Cash received on interests that continue to be held	2	10

CDO
Net gain [2]	1	2

Proceeds from transfer of assets	1,345	21

Purchases of previously transferred financial assets or its underlying collateral	(440)	(741)

Cash received on interests that continue to be held	62	2

1 Amounts were previously presented separately as qualified special purpose entities (QSPEs) and SPEs. The change in the presentation was a result of new guidance. 2 Includes underwriting revenues, deferred origination fees, gains or losses on the sale of collateral to the SPE and gains or losses on the sale of newly issued securities to third parties, but excludes net interest income on assets prior to the securitization. The gains or losses on the sale of the collateral is the difference between the fair value on the day prior to the securitization pricing date and the sale price of the loans. 3 Primarily home equity loans.

Other asset-based financing arrangements
The Group also uses SPEs for other client-driven activity and for Group tax or regulatory purposes. These activities include various leveraged finance, repack and other types of structures.
Leveraged finance structures are used to assist in the syndication of certain loans held by the Group. Typically, a third-party private equity sponsor will establish a SPE which in turn will purchase a loan from the Group. The debt (loan facility) provided by the Group has recourse only to the assets held within the SPE.

Repack structures are designed to give a client collateralized exposure to specific cash flows or credit risk. Typically, the SPE structure will issue notes to the client, enter into a derivative through which the desired exposure is introduced and then collateral will be purchased from the Group.

Other types of structures in this category include life insurance structures, emerging market structures set up for financing, loan participation or loan origination purposes and other alternative structures created for the purpose of investing in venture capital-like investments.

The following table provides the gains or losses relating to 1Q10 and 1Q09 transfers of financial assets treated as sales which were not securitizations, along with the cash flows between the Group and the SPEs used in such transfers in which the Group had continuing involvement as of 1Q10 and 1Q09, regardless of when the transfer of assets occurred.

Other asset-backed financing activities

in	1Q10	1Q09

Gains and cash flows (CHF million)

Net gain [1]	10	9

Proceeds from transfer of assets [2]	77	125

Purchases of previously transferred financial assets or its underlying collateral	(182)	(6)

Cash received on interests that continue to be held	239	270

1 Includes underwriting revenues, deferred origination fees, gains or losses on the sale of collateral to the SPE and gains or losses on the sale of newly issued securities to third parties, but excludes net interest income on assets prior to the other asset-backed financing activity. The gains or losses on the sale of the collateral is the difference between the fair value on the day prior to the other asset-backed financing activity pricing date and the sale price of the loans. 2 Primarily home equity loans.

The Group does not retain material servicing responsibilities from securitizations or other asset-backed financing activities.
Continuing involvement in transferred financial assets
The Group may have continuing involvement in the financial assets that are transferred to an SPE, regardless of whether the transfer was accounted for as a sale or a secured borrowing, which may take several forms, including, but not limited to, servicing, recourse and guarantee arrangements, agreements to purchase or redeem transferred assets, derivative instruments, pledges of collateral and beneficial interests in the transferred assets. Beneficial interests, which are valued at fair value, include rights to receive all or portions of specified cash inflows received by an SPE, including, but not limited to, senior and subordinated shares of interest, principal, or other cash inflows to be “passed through” or “paid through,” premiums due to guarantors, CP obligations, and residual interests, whether in the form of debt or equity.

The Group’s exposure resulting from continuing involvement in transferred financial assets is generally limited to beneficial interests typically held by the Group in the form of instruments issued by SPEs that are senior, subordinated or residual tranches. These instruments are held by the Group typically in connection with underwriting or market-making activities and are included in trading assets in the consolidated balance sheets. Any changes in the fair value of these beneficial interests are recognized in the consolidated statements of operations.

Investors usually have recourse to the assets in the SPE and often benefit from other credit enhancements, such as collateral accounts, or from liquidity facilities, such as lines of credit or liquidity put option of asset purchase agreements. The SPE may also enter into a derivative contract in order to convert the yield or currency of the underlying assets to match the needs of the SPE investors, or to limit or change the credit risk of the SPE. The Group may be the provider of certain credit enhancements as well as the counterparty to any related derivative contact.

The following table provides the outstanding principal balance of assets to which the Group continues to be exposed after the transfer of the financial assets to any SPE and the total assets of the SPE, as of 1Q10 and 4Q09, regardless of when the transfer of assets occurred.

Principal amounts outstanding and total assets of SPEs resulting from continuing involvement

end of	1Q10		4Q09	[1]

CHF million

CMBS
Principal amount outstanding	48,378	[2]	48,854	[2]

Total assets of SPE	70,968		71,477

RMBS
Principal amount outstanding	95,944	[2]	92,083	[2]

Total assets of SPE	102,859		99,119

ABS
Principal amount outstanding	5,284	[2]	7,244

Total assets of SPE	5,289		7,244

CDO
Principal amount outstanding	34,799	[2]	37,474	[2]

Total assets of SPE	34,800		37,952

Other asset-backed financing activities
Principal amount outstanding	11,284		12,261	[2]

Total assets of SPE	11,284		13,862

1 Amounts were previously presented separately as QSPEs and SPEs. The change in the presentation was a result of new guidance. 2 Principal amount outstanding relates to assets transferred from the Group and does not include principle amounts for assets transferred from third parties.

Fair value of beneficial interests
The fair value measurement of the beneficial interests held at the time of transfer and as of the reporting date that result from any continuing involvement are determined using fair value estimation techniques, such as the present value of estimated future cash flows that incorporate assumptions that market participants customarily use in these valuation techniques. The fair value of the assets or liabilities that result from any continuing involvement does not include any benefits from financial instruments that the Group may utilize to hedge the inherent risks.

Key economic assumptions at the time of transfer
In January 2010, the FASB amended the disclosure requirements for the Group’s reporting of the fair value of beneficial interests retained at the time of transfer. Further, the beneficial interests are categorized according to their fair value hierarchy levels. As this requirement is not retroactive, comparable data is not presented for prior periods. For further information on fair value hierarchy, refer to Note 25 – Fair value of financial instruments – Fair value hierarchy.

Key economic assumptions used in measuring fair value of beneficial interests at time of transfer

at time of transfer	RMBS

CHF million, except where indicated

Fair value of beneficial interests	564

of which level 2	520

of which level 3	44

Weighted-average life, in years	13.8

Prepayment speed assumption (rate per annum), in % [1]	0.3-42.7

Cash flow discount rate (rate per annum), in % [2]	0.6-70.1

Expected credit losses (rate per annum), in %	3.1-71.5

Transfers of assets in which the Group does not have beneficial interests are not included in this table.
1 Prepayment speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the constant prepayment rate (CPR) assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2% thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR. 2 The rate was based on the weighted-average yield on the beneficial interests.

Key economic assumptions as of the reporting date
The following tables provide the sensitivity analysis of key economic assumptions used in measuring the fair value of beneficial interests held in SPEs as of 1Q10 and 4Q09.
Key economic assumptions used in measuring fair value of beneficial interests held in SPEs

end of 1Q10	CMBS	[1]	RMBS	ABS	CDO	[2]	Other asset- backed financing activities

CHF million, except where indicated

Fair value of beneficial interests	814		1,977	114	1,260		2,448

of which non-investment grade	270		907	106	982		1,397

Weighted-average life, in years	6.3		6.7	5.6	3.4		4.0

Prepayment speed assumption (rate per annum), in % [3]	–		0.0-34.5	0.9-12.1	–		–

Impact on fair value from 10% adverse change	–		(45.1)	(0.2)	–		–

Impact on fair value from 20% adverse change	–		(88.9)	(0.4)	–		–

Cash flow discount rate (rate per annum), in % [4]	2.7-46.4		1.3-52.0	8.5-32.0	0.5-35.6		0.8-7.8

Impact on fair value from 10% adverse change	(25.9)		(80.8)	(1.0)	(2.2)		(6.2)

Impact on fair value from 20% adverse change	(50.1)		(152.6)	(1.8)	(4.2)		(12.2)

Expected credit losses (rate per annum), in %	2.2-43.1		3.8-49.5	4.7-30.9	0.8-33.1		4.9-11.2

Impact on fair value from 10% adverse change	(17.5)		(60.4)	(0.6)	(1.5)		(4.3)

Impact on fair value from 20% adverse change	(34.0)		(114.7)	(1.2)	(3.0)		(8.2)

Key economic assumptions used in measuring fair value of beneficial interests held in SPEs

end of 4Q09	CMBS	[1]	RMBS	ABS	CDO	[2]	Other asset- backed financing activities

CHF million, except where indicated

Fair value of beneficial interests	1,216		1,831	93	1,230		2,636

of which non-investment grade	403		673	86	956		1,527

Weighted-average life, in years	2.7		5.0	4.3	3.7		3.9

Prepayment speed assumption (rate per annum), in % [3]	–		0.0-32.4	1.7-4.5	–		–

Impact on fair value from 10% adverse change	–		(31.9)	(0.3)	–		–

Impact on fair value from 20% adverse change	–		(66.0)	(0.5)	–		–

Cash flow discount rate (rate per annum), in % [4]	5.6-51.6		2.2-53.5	5.1-48.2	0.5-41.3		0.2-7.8

Impact on fair value from 10% adverse change	(24.2)		(48.3)	(0.8)	(2.1)		(6.1)

Impact on fair value from 20% adverse change	(46.6)		(91.6)	(1.5)	(4.0)		(11.7)

Expected credit losses (rate per annum), in %	3.3-48.1		3.3-49.5	3.4-47.5	1.0-39.3		0.5-9.7

Impact on fair value from 10% adverse change	(17.9)		(27.4)	(0.6)	(1.3)		(5.0)

Impact on fair value from 20% adverse change	(34.7)		(51.4)	(1.2)	(2.5)		(8.8)

1 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances. 2 CDOs are generally structured to be protected from prepayment risk. 3 PSA is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the CPR assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2% thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR. 4 The rate was based on the weighted-average yield on the beneficial interests.

These sensitivities are hypothetical and do not reflect economic hedging activities. Changes in fair value based on a 10% or 20% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the beneficial interests is calculated without changing any other assumption. In practice, changes in one assumption may result in changes in other assumptions (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.

Secured borrowings
The following table provides the carrying amounts of transferred financial assets and the related liabilities where sale treatment was not achieved as of March 31, 2010 and December 31, 2009. For information on assets pledged or assigned, refer to Note 26 – Assets pledged or assigned.

Carrying amounts of transferred financial assets and liabilities where sale treatment was not achieved

end of	1Q10	4Q09

CHF million

CMBS
Other assets	909	940

Liability to SPE, included in Other liabilities	(909)	(940)

RMBS
Other assets	74	296

Liability to SPE, included in Other liabilities	(74)	(296)

ABS
Trading assets	141	116

Other assets	1,132	1,137

Liability to SPE, included in Other liabilities	(1,273)	(1,253)

CDO
Trading assets	233	193

Other assets	282	195

Liability to SPE, included in Other liabilities	(515)	(388)

Other asset-backed financing activities
Trading assets	1,010	1,575

Other assets	61	15

Liability to SPE, included in Other liabilities	(1,071)	(1,590)

Variable interest entities
As a normal part of its business, the Group engages in various transactions that include entities that are considered VIEs and are broadly grouped into three primary categories: CDOs, CP conduits and financial intermediation. VIEs are SPEs that typically either lack sufficient equity to finance their activities without additional subordinated financial support or are structured such that the holders of the voting rights do not substantively participate in the gains and losses of the entity. VIEs may be sponsored by the Group, unrelated third parties or clients. Such entities are required to be assessed for consolidation, compelling the primary beneficiary to consolidate the VIE. As a result of the issuance of new guidance, the FASB changed the method of analyzing whether to consolidate the VIE. The model now requires an entity to determine whether it has the power to direct the activities that most significantly affect the economics of the VIE as well as whether the reporting entity has potentially significant benefits or losses in the VIE. This is in contrast to the previous consolidation model for VIEs, which only considered whether an entity absorbed the majority of the risk and/or rewards of the VIE. In addition, the primary beneficiary must be re-evaluated on an on-going basis, whereas previously reconsideration of the primary beneficiary was only required when specified reconsideration events occurred.

Consequently, the Group consolidated certain VIEs and former qualified SPEs with which it had involvement. The Group elected the fair value option upon transition for all of the financial assets and liabilities of the VIEs and former qualified SPEs. For further information on the fair value option, refer to Note 25 – Fair value of financial instruments.

Application of the requirements for consolidation of VIEs may require the exercise of significant management judgment. In the event consolidation of a VIE is required, the exposure to the Group is limited to that portion of the VIE’s assets attributable to any variable interest held by the Group prior to any risk management activities to hedge the Group’s net exposure. Any interests held in the VIE by third parties, even though consolidated by the Group, will not typically impact its results of operations.

Transactions with VIEs are generally executed to facilitate securitization activities or to meet specific client needs, such as providing liquidity or investing opportunities, and, as part of these activities, the Group may hold interests in the VIEs. Securitization-related transactions with VIEs involve selling or purchasing assets as well as possibly entering into related derivatives with those VIEs, providing liquidity, credit or other support. Other transactions with VIEs include derivative transactions in the Group’s capacity as the prime broker. The Group also enters into lending arrangements with VIEs for the purpose of financing projects or the acquisition of assets. Typically, the VIE’s assets are restricted in nature in that they are held primarily to satisfy the obligations of the entity. Further, the Group is involved with VIEs which were formed for the purpose of offering alternative investment solutions to clients. Such VIEs relate primarily to private equity investments, fund-linked vehicles or funds of funds, where the Group acts as structurer, manager, distributor, broker, market maker or liquidity provider.

As a consequence of these activities, the Group holds variable interests in VIEs. Such variable interests consist of financial instruments issued by VIEs and which are held by the Group, certain derivatives with VIEs or loans to VIEs. Guarantees issued by the Group to or on behalf of VIEs may also qualify as variable interests. For such guarantees, including derivatives that act as guarantees, the notional amount of the respective guarantees are provided to represent the exposure. In general, investors in consolidated VIEs do not have recourse to the Group in the event of a default, except where a guarantee was provided to the investors or where the Group is the counterparty to a derivative transaction involving VIEs.

The amounts shown as total assets of consolidated and non-consolidated VIEs for which the Group has involvement represent the total assets of the VIEs even though the Group’s involvement may be significantly less due to interests held by third-party investors. The asset balances for non-consolidated VIEs where the Group has significant involvement represent the most current information available to the Group regarding the remaining principal balance of assets owned. In most cases, the asset balances represent an amortized cost basis without regards to impairments in fair value, unless fair value information is readily available.

The Group’s maximum exposure to loss is different from the carrying value of the assets of the VIE. This maximum exposure to loss consists of the carrying value of the Group variable interests held as trading assets, derivatives and loans and the notional amount of guarantees to VIEs, rather than the amount of total assets of the VIEs. The maximum exposure to loss does not reflect the Group’s risk management activities, including effects from financial instruments that the Group may utilize to economically hedge the risks inherent in these VIEs. The economic risks associated with VIE exposures held by the Group, together with all relevant risk mitigation initiatives, are included in the Group’s risk management framework.

Except as described below, the Group has not provided financial or other support to consolidated or non-consolidated VIEs that it was not contractually required to provide.
Collateralized debt obligations
The Group engages in CDO transactions to meet client and investor needs, earn fees and sell financial assets. The Group may act as underwriter, placement agent or asset manager and may warehouse assets prior to the closing of a transaction. As part of its structured finance business, the Group purchases loans and other debt obligations from and on behalf of clients for the purpose of securitization. The loans and other debt obligations are sold to VIEs, which in turn issue CDOs to fund the purchase of assets such as investment-grade and high yield corporate debt instruments.

Typically, the collateral manager in a managed CDO is deemed to be the entity that has the power to direct the activities that most affect the economics of the entity. In a static CDO this “power” role is more difficult to analyze and may be the sponsor of the entity or the credit default swap counterparty.

CDOs provide credit risk exposure to a portfolio of ABS (cash CDOs) or a reference portfolio of securities (synthetic CDOs). Cash CDO transactions hold actual securities whereas synthetic CDO transactions use credit default swaps to exchange the underlying credit risk instead of using cash assets. The Group may also act as a derivative counterparty to the VIEs, which are typically not variable interests, and may invest in portions of the notes or equity issued by the VIEs. The CDO entities may have actively managed portfolios or static portfolios.

The securities issued by these VIEs are payable solely from the cash flows of the related collateral, and third-party creditors of these VIEs do not have recourse to the Group in the event of default.
The Group’s exposure in CDO transactions is typically limited to interests retained in connection with its underwriting or market-making activities. Unless the Group has been deemed to have “power” over the entity and these interests are potentially significant, the Group is not the primary beneficiary of the vehicle and does not consolidate the entity, The Group’s maximum exposure to loss does not include any effects from financial instruments used to economically hedge the risks of the VIEs.

Commercial paper conduit
The Group continues to act as the administrator and provider of liquidity and credit enhancement facilities for one asset-backed CP conduit, Alpine, a client-focused multi-seller conduit vehicle. Alpine publishes portfolio and asset data and submits its portfolio to a rating agency for public ratings based on the cash flows of the portfolio taken as a whole. This CP conduit purchases assets, primarily loans and receivables, from clients and finances such purchases through the issuance of CP backed by these assets. For an asset to qualify for acquisition by the CP conduit, it must be rated at least investment grade after giving effect to the related asset-specific credit enhancement primarily provided by the client seller of the asset. The clients provide credit support to investors of the CP conduit in the form of over-collateralization and other asset-specific enhancements. Further, an unaffiliated investor retains a limited first-loss position in Alpine’s entire portfolio. The Group does not have any ownership interest in Alpine. However, the Group, as administrator and liquidity and credit enhancement facilities provider, has significant exposure and power over the activities of Alpine. Effective January 1, 2010, the Group was deemed the primary beneficiary of Alpine and consolidated it in accordance with the new guidance. For further information, refer to Note 1 – Summary of significant accounting policies.

The overall average maturity of the conduit’s outstanding CP was approximately 15 days and 14 days as of 1Q10 and 4Q09, respectively. As of 1Q10 and 4Q09, Alpine had the highest short-term ratings from Fitch, Moody’s and Dominion Bond Rating Service and was rated A-1 by Standard & Poors. The majority of Alpine’s purchased assets were highly rated loans or receivables in the consumer sector, including auto loans or leases, credit card receivables and student loans. As of 1Q10 and 4Q09, those assets had an average rating of AA, based on the lowest of each asset’s external or internal rating, and an average maturity of 3.7 years and 3.6 years as of 1Q10 and 4Q09, respectively.

The Group’s commitment to this CP conduit consists of obligations under liquidity agreements and a program-wide credit enhancement agreement. The liquidity agreements are asset-specific arrangements, which require the Group to purchase assets from the CP conduit in certain circumstances, including a lack of liquidity in the CP market such that the CP conduit cannot refinance its obligations or, in some cases, a default of an underlying asset. The Group may, at its discretion, purchase assets that fall below investment grade in order to support the CP conduit. In both circumstances, the asset-specific credit enhancements provided by the client seller of the assets and the first-loss investor’s respective exposures to those assets remain unchanged. In entering into such agreements, the Group reviews the credit risk associated with these transactions on the same basis that would apply to other extensions of credit. The program-wide credit enhancement agreement with the CP conduit would absorb potential defaults of the assets, but is senior to the credit protection provided by the client seller of assets and the first-loss investor.

The Group believes that the likelihood of incurring a loss equal to the maximum exposure is remote because the assets held by the CP conduit, after giving effect to related asset-specific credit enhancement primarily provided by the clients, are classified as investment grade. The Group’s economic risks associated with the purchased assets of the CP conduit are included in the Group’s risk management framework including counterparty, economic capital and scenario analysis.

Financial intermediation
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients.
The Group considers the likelihood of incurring a loss equal to the maximum exposure to be remote because of the Group’s risk mitigation efforts, including, but not limited to, economic hedging strategies and collateral arrangements. The Group’s economic risks associated with consolidated and non-consolidated VIE exposures arising from financial intermediation, together with all relevant risk mitigation initiatives, are included in the Group’s risk management framework.

Financial intermediation consists of securitizations, funds, loans, and other vehicles.
Securitizations
Securitizations are primarily CMBS, RMBS and ABS vehicles. The Group acts as an underwriter, market maker, liquidity provider, derivative counterparty and/or provider of credit enhancements to VIEs related to certain securitization transactions. In addition, the Group has exposure to third-party securitization VIEs as a result of certain securities purchased from its money market funds.

The maximum exposure to loss is the carrying value of the loan securities and derivative positions that are variable interests, if any, plus the exposure arising from any credit enhancements the Group provided. The Group’s maximum exposure to loss does not include any effects from financial instruments used to economically hedge the risks of the VIEs.

Typically, the servicer of the assets in the VIE will be deemed to have the power that most significant affects the economics of the entity. When a servicer or its related party also has an economic interest that has the potential to absorb a significant portion of the gains and/or losses, it will be deemed the primary beneficiary and consolidate the vehicle. The Group typically consolidates securitization vehicles when it is the servicer and has holdings stemming from its role as underwriter. Short-term market making holdings in vehicles are not typically considered to be potentially significant for the purposes of this assessment.

Funds
Funds include investment structures such as mutual funds, funds of funds, private equity funds and fund-linked products where the investors’ interest is typically in the form of debt rather than equity, thereby making them VIEs. The Group may have various relationships with such VIEs in the form of structurer, investment advisor, investment manager, administrator, custodian, underwriter, placement agent, market maker and/or as prime broker. These activities include the use of VIEs in structuring fund-linked products, hedge funds of funds or private equity investments to provide clients with investment opportunities in alternative investments. In such transactions, a VIE holds underlying investments and issues securities that provide the investors with a return based on the performance of those investments.

The maximum exposure to loss consists of the fair value of instruments issued by such structures that are held by the Group as a result of underwriting or market-making activities, financing provided to the vehicles and the Group’s exposure resulting from principal protection and redemptions features. The investors typically retain the risk of loss on such transactions, but for certain fund types, the Group may provide principal protection on the securities to limit the investors’ exposure to downside market risk. The Group’s maximum exposure to loss does not include any effects from financial instruments used to economically hedge the risk of the VIEs.

Funds have been deferred from the application of the recent FASB guidance. Rather than the revised consolidation model which incorporated power and the potential to absorb significant risk and rewards, the previous consolidation model was used which resulted in the Group being the primary beneficiary and consolidating the funds if it held more than 50% of their outstanding issuances.

The Group repositioned certain of its money market funds by purchasing securities from those funds with the intent to eliminate structured investment vehicle, ABS, CDO and US subprime exposure. The securities transactions were executed in order to address liquidity concerns caused by the US market’s challenging conditions. The Group had no legal obligation to purchase these securities. As of the end of 1Q10 and 4Q09, the fair value of its balance sheet exposure from these purchased securities was CHF 208 million and CHF 260 million, respectively. Net gains/(losses) on securities purchased from the Group’s money market funds were CHF 107 million and CHF (21) million in 1Q10 and 1Q09, respectively.

Loans
Loans are single-financing vehicles where the Group provides financing for specified assets or business ventures and the respective owner of the assets or manager of the businesses provides the equity in the vehicle. These tailored lending arrangements are established to purchase, lease or otherwise finance and manage clients’ assets.

The maximum exposure to loss is the carrying value of the Group’s loan exposure, which is subject to the same credit risk management procedures as loans issued directly to clients. The clients’ creditworthiness is carefully reviewed, loan-to-value ratios are strictly set and, in addition, clients provide equity, additional collateral or guarantees, all of which significantly reduce the Group’s exposure. The Group considers the likelihood of incurring a loss equal to the maximum exposure to be remote because of the Group’s risk mitigation efforts which includes over-collateralization and effective monitoring to ensure that a sufficient loan-to-value ratio is maintained.

The third-party sponsor of the VIE will typically have control over the assets during the life structure and have the potential to absorb significant gains and losses; The Group is typically not the primary beneficiary of these structures and will not have to consolidate them. However, a change in the structure, such as a default of the sponsor, may result in the Group gaining control over the assets. If the Group’s lending is significant, it may then be required to consolidate the entity.

Other
Other includes additional vehicles where the Group provides financing and trust preferred issuance vehicles. Trust preferred issuance vehicles are utilized to assist the Group in raising capital efficient financing. The VIE issues preference shares which are guaranteed by the Group and uses the proceeds to purchase the debt of the Group. The Group’s guarantee of its own debt is not considered a variable interest and, as it has no holdings in these vehicles, the Group has no maximum exposure to loss. In the non-consolidated VIEs table, only the total assets of trust preferred issuance vehicles are disclosed, as the Group has no variable interests with these entities.

Consolidated VIEs
The Group has significant involvement with VIEs in its role as a financial intermediation on behalf of clients. The Group consolidated all VIEs related to financial intermediation for which it was the primary beneficiary. As a result of the issuance of new guidance, certain entities in which the Group holds a majority of the voting rights are now being included in the disclosure as of 2010, primarily in the funds category. These entities were previously consolidated but were excluded from the scope of the table under previous guidance.

The consolidated VIEs tables provide the carrying amounts and classifications of the assets and liabilities of consolidated VIEs.
Consolidated VIEs in which the Group was the primary beneficiary

			Financial intermediation

end of 1Q10	CDO	CP Conduit	Securi- tizations	Funds	Loans	Other	Total

Assets of consolidated VIEs (CHF million)

Cash and due from banks	995	131	85	148	167	140	1,666

Interest-bearing deposits with banks	0	0	0	0	0	294	294

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	0	0	0	0	1,355	1,355

Trading assets	1,679	719	0	3,816	668	590	7,472

Other investments	0	0	1	35	2,067	243	2,346

Net loans	0	3,040	1,508	0	54	1,145	5,747

Premises and equipment	0	0	0	0	41	11	52

Other assets [1]	8,670	1,551	7,377	32	1,630	559	19,819

Total assets of consolidated VIEs	11,344	5,441	8,971	4,031	4,627	4,337	38,751

Liabilities of consolidated VIEs (CHF million)

Customer deposits	0	0	0	0	0	39	39

Trading liabilities	33	0	0	351	0	11	395

Short-term borrowings	0	4,204	0	0	0	0	4,204

Long-term debt	10,956	26	9,615	503	252	137	21,489

Other liabilities	75	4	123	54	378	295	929

Total liabilities of consolidated VIEs	11,064	4,234	9,738	908	630	482	27,056

As of the end of 4Q09, total assets of consolidated VIEs were CHF 8.8 billion. The adoption of ASU 2009-17 as of January 1, 2010 resulted in an increase of CHF 29.9 billion in total assets of consolidated VIEs. The incremental increase to the Group's consolidated balance sheet from the adoption of ASU 2009-17 was CHF 15.0 billion. The increase in total assets of consolidated VIEs also reflects CHF 12.9 billion of variable interest assets previously recognized on the Group's balance sheet as of the end of 4Q09 that are now recognized as assets of consolidated VIEs. Additionally, the increase includes CHF 2.0 billion of assets from 1Q10 activity and certain previously consolidated VIEs that were not required to be included in this disclosure prior to the adoption of ASU 2009-17.
1 The majority relates to loans held-for-sale.

Consolidated VIEs in which the Group was the primary beneficiary (continued)

end of 4Q09	CDO	Financial inter- mediation	Total

Assets of consolidated VIEs (CHF million)

Cash and due from banks	9	515	524

Trading assets	473	2,750	3,223

Other investments	0	3,330	3,330

Net loans	0	157	157

Other assets	1	1,598	1,599

Total assets of consolidated VIEs	483	8,350	8,833

of which structured investment products	–	1,622	1,622

Liabilities of consolidated VIEs (CHF million)

Trading liabilities	0	466	466

Short-term borrowings	15	0	15

Long-term debt	193	1,717	1,910

Other liabilities	6	520	526

Total liabilities of consolidated VIEs	214	2,703	2,917

Non-consolidated VIEs
The non-consolidated VIEs tables provide the carrying amounts and classification of the assets and liabilities of variable interests recorded in the Group’s consolidated balance sheets, maximum exposure to loss and total assets of the non-consolidated VIEs.

Maximum exposure to loss represents the variable interests of non-consolidated VIEs that are recorded by the Group (for example, direct holdings in vehicles, loans and other receivables), as well as notional amounts of guarantees and off-balance sheet commitments which are variable interests that have been extended to non-consolidated VIEs. Such amounts, particularly notional amounts of derivatives and guarantees, do not represent the anticipated losses in connection with these transactions as they do not take into consideration the effect of collateral, recoveries or the probability of loss. In addition, they exclude the effect of offsetting financial instruments that are held to mitigate these risks and have not been reduced by unrealized losses previously recorded by the Group in connection with guarantees or derivatives.

Non-consolidated VIE assets are related to the non-consolidated VIEs with whom the Group has variable interests. These amounts represent the assets of the entities themselves and are typically unrelated to the exposures the Group has with the entity and thus are not amounts that are considered for risk management purposes.

Certain involvement with VIEs have not been included in the following table, including VIEs structured by third parties in which the Group’s interest is in the form of securities held in the Group’s inventory, certain single-asset financing vehicles not sponsored by the Group to which the Group provides financing but has very little risk of loss due to over-collateralization and guarantees, failed sales where the Group does not have any other holdings and other entities out of scope.

In December 2009, the FASB issued ASU 2009-17, changing how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated, but did not require retrospective application. The disclosure for 4Q09 has not been restated to reflect the expanded scope of entities now subject to consolidation, primarily relating to QSPEs, and therefore is not comparable to the 1Q10 disclosure.

Non-consolidated VIEs

		Financial intermediation

end of 1Q10	CDO	Securi- tizations	Funds	Loans	Other	Total

Variable interest assets (CHF million)

Trading assets	775	4,346	2,027	830	1,563	9,541

Net loans	491	654	2,114	6,984	372	10,615

Other assets	0	0	155	0	24	179

Total variable interest assets	1,266	5,000	4,296	7,814	1,959	20,335

Maximum exposure to loss (CHF million)

Maximum exposure to loss	1,803	9,041	4,501	8,295	2,571	26,211

Non-consolidated VIE assets (CHF million)

Non-consolidated VIE assets	11,933	146,219	60,348	18,774	22,771	260,045

			Financial intermediation

end of 4Q09	CDO	CP Conduit	Securi- tizations	Funds	Loans	Other	Total

Variable interest assets (CHF million)

Trading assets	789	659	1,132	2,400	1,168	715	6,863

Net loans	694	12,255	3,651	2,148	4,401	537	23,686

Other assets	0	4	0	207	0	1	212

Total variable interest assets	1,483	12,918	4,783	4,755	5,569	1,253	30,761

Maximum exposure to loss (CHF million)

Maximum exposure to loss	1,678	13,138	8,925	4,812	6,394	1,517	36,464

Non-consolidated VIE assets (CHF million)

Non-consolidated VIE assets	20,150	5,098	37,015	50,593	24,638	13,157	150,651

Note 25 Fair value of financial instruments
The fair value of the majority of the Group’s financial instruments is based on quoted prices in active markets or observable inputs. These instruments include government and agency securities, certain CP, most investment grade corporate debt, certain high yield debt securities, exchange-traded and certain OTC derivative instruments and most listed equity securities.

In addition, the Group holds financial instruments for which no prices are available and which have little or no observable inputs. Further deterioration of financial markets could significantly impact the value of these financial instruments and the results of operations. For these instruments, the determination of fair value requires subjective assessment and varying degrees of judgment, depending on liquidity, concentration, pricing assumptions, the current economic and competitive environment and the risks affecting the specific instrument. In such circumstances, valuation is determined based on management’s own assumptions about the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk. These instruments include certain OTC derivatives, most mortgage-related and CDO securities, certain equity derivatives and equity-linked securities, private equity investments, certain loans and credit products, including leveraged finance, certain syndicated loans and certain high-grade bonds, and life insurance instruments.

The fair value of financial assets and liabilities is impacted by factors such as benchmark interest rates, prices of financial instruments issued by third parties, commodity prices, foreign exchange rates and index prices or rates. In addition, valuation adjustments are an integral part of the valuation process when market prices are not indicative of the credit quality of a counterparty, and are applied to both OTC derivatives and debt instruments. The impact of changes in a counterparty’s credit spreads (known as credit valuation adjustments or CVA) is considered when measuring the fair value of assets and the impact of changes in the Group’s own credit spreads (known as debit valuation adjustments or DVA) is considered when measuring the fair value of its liabilities. For OTC derivatives, the impact of changes in both the Group’s and the counterparty’s credit standing is considered when measuring their fair value, based on current credit default swap prices. The adjustments also take into account contractual factors designed to reduce the Group’s credit exposure to a counterparty, such as collateral held and master netting agreements. For hybrid debt instruments with embedded derivative features, the impact of changes in the Group’s credit standing is considered when measuring their fair value, based on current funded debt spreads.

The Group has availed itself of the simplification in accounting offered under the fair value option, primarily in the Investment Banking and Asset Management segments. This has been accomplished generally by electing the fair value option, both at initial adoption and for subsequent transactions, on items impacted by the hedge accounting requirements of US GAAP. That is, for instruments for which there was an inability to achieve hedge accounting and for which we are economically hedged, we have elected the fair value option. Likewise, where we manage an activity on a fair value basis but previously have been unable to achieve fair value accounting, we have utilized the fair value option to align our risk management reporting to our financial accounting.

In April 2009, the FASB amended and expanded the disclosure requirements for the Group’s reporting of assets and liabilities measured at fair value on a recurring basis for level 3 for June 30, 2009, but did not require retrospective application.

Fair value hierarchy
The levels of the fair value hierarchy are defined as follows:
– Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group has the ability to access. This level of the fair value hierarchy provides the most reliable evidence of fair value and is used to measure fair value whenever available.

– Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly. These inputs include: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current or price quotations vary substantially either over time or among market makers, or in which little information is publicly available; (iii) inputs other than quoted prices that are observable for the asset or liability; or (iv) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

– Level 3: Inputs that are unobservable for the asset or liability. These inputs reflect the Group’s own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These inputs are developed based on the best information available in the circumstances, which include the Group’s own data. The Group’s own data used to develop unobservable inputs is adjusted if information indicates that market participants would use different assumptions.

Assets and liabilities measured at fair value on a recurring basis

end of 1Q10	Level 1	Level 2	Level 3	Netting impact	[1]	Total

Assets (CHF million)

Interest-bearing deposits with banks	0	294	0	0		294

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	131,702	1,531	0		133,233

Debt	436	5,164	0	0		5,600

of which corporates	0	4,711	0	0		4,711

Equity	38,131	19	0	0		38,150

Securities received as collateral	38,567	5,183	0	0		43,750

Debt	105,679	60,251	11,036	0		176,966

of which foreign governments	79,075	8,788	87	0		87,950

of which corporates	1,046	38,722	4,084	0		43,852

of which RMBS	25,063	6,100	2,910	0		34,073

of which CMBS	0	1,902	1,788	0		3,690

of which CDO	0	4,451	1,671	0		6,122

Equity	76,924	13,927	552	0		91,403

Derivatives	3,401	696,867	10,424	(657,280)		53,412

of which interest rate products	2,012	522,825	1,987	–		–

of which foreign exchange products	183	65,452	815	–		–

of which equity/index-related products	1,027	22,973	2,897	–		–

of which credit derivatives	0	57,513	3,408	–		–

Other	7,015	9,654	2,454	0		19,123

Trading assets	193,019	780,699	24,466	(657,280)		340,904

Debt	7,723	1,601	26	0		9,350

of which foreign governments	7,417	317	19	0		7,753

Equity	5	100	0	0		105

Investment securities	7,728	1,701	26	0		9,455

Private equity	0	0	5,009	0		5,009

of which equity funds	0	0	3,916	0		3,916

Hedge funds	0	960	283	0		1,243

of which debt funds	0	561	202	0		763

Other equity investments	728	877	7,171	0		8,776

of which private	0	89	7,164	0		7,253

Life finance instruments	0	0	2,137	0		2,137

Other investments	728	1,837	14,600	0		17,165

Loans	0	14,728	10,721	0		25,449

of which commercial and industrial loans	0	7,529	7,255	0		14,784

of which financial institutions	0	6,988	2,775	0		9,763

Other intangible assets (mortgage servicing rights)	0	0	107	0		107

Other assets	5,958	25,200	16,651	(22)		47,787

of which loans held-for-sale	0	13,277	16,304	0		29,581

Total assets at fair value	246,000	961,344	68,102	(657,302)		618,144

Less other investments - equity at fair value attributable to noncontrolling interests	(590)	(778)	(7,101)	0		(8,469)

Less assets consolidated under ASU 2009-17 [2]	0	(9,443)	(12,233)	0		(21,676)

Assets at fair value attributable to shareholders	245,410	951,123	48,768	(657,302)		587,999

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable counterparty netting agreements. 2 Assets of consolidated VIEs for which the Group received securitization treatment under Basel II.

Assets and liabilities measured at fair value on a recurring basis (continued)

end of 1Q10	Level 1	Level 2	Level 3	Netting impact	[1]	Total

Liabilities (CHF million)

Due to banks	0	4,554	0	0		4,554

Customer deposits	0	3,857	0	0		3,857

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	111,196	0	0		111,196

Debt	436	5,164	0	0		5,600

of which corporates	0	4,711	0	0		4,711

Equity	38,131	19	0	0		38,150

Obligations to return securities received as collateral	38,567	5,183	0	0		43,750

Debt	61,925	11,377	117	0		73,419

of which foreign governments	61,317	1,226	0	0		62,543

of which corporates	1	9,875	117	0		9,993

Equity	24,132	598	25	0		24,755

Derivatives	4,080	699,105	10,389	(655,597)		57,977

of which interest rate products	1,923	517,518	1,848	–		–

of which foreign exchange products	182	72,207	2,213	–		–

of which equity/index-related products	1,725	26,487	3,714	–		–

of which credit derivatives	0	53,894	1,397	–		–

Trading liabilities	90,137	711,080	10,531	(655,597)		156,151

Short-term borrowings	0	3,367	224	0		3,591

Long-term debt	0	68,545	24,070	0		92,615

of which treasury debt over two years	0	25,179	0	0		25,179

of which structured notes over two years	0	17,140	13,131	0		30,271

of which nonrecourse liabilities	0	11,004	10,179	0		21,183

Other liabilities	0	27,506	4,669	(309)		31,866

of which failed sales	0	4,237	2,716	0		6,953

Total liabilities at fair value	128,704	935,288	39,494	(655,906)		447,580

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable counterparty netting agreements.

Assets and liabilities measured at fair value on a recurring basis (continued)

end of 4Q09	Level 1	Level 2	Level 3	Netting impact	[1]	Total

Assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	126,789	1,514	0		128,303

Debt	3,931	713	0	0		4,644

of which corporates	3,408	681	0	0		4,089

Equity	32,872	0	0	0		32,872

Securities received as collateral	36,803	713	0	0		37,516

Debt	93,078	54,357	11,980	0		159,415

of which foreign governments	60,439	10,721	39	0		71,199

of which corporates	3,585	32,094	4,816	0		40,495

of which RMBS	27,496	7,449	3,626	0		38,571

of which CMBS	0	1,119	2,461	0		3,580

Equity	86,329	13,714	488	0		100,531

Derivatives	6,474	693,368	11,192	(655,903)		55,131

of which credit derivatives	0	63,864	4,339	–		–

Other	6,337	8,514	2,310	0		17,161

Trading assets	192,218	769,953	25,970	(655,903)		332,238

Debt	9,967	633	86	0		10,686

of which foreign governments	8,712	262	19	0		8,993

Equity	5	102	0	0		107

Investment securities	9,972	735	86	0		10,793

Private equity	0	35	4,538	0		4,573

of which equity funds	0	35	3,547	0		3,582

Hedge funds	0	1,179	475	0		1,654

of which debt funds	0	624	209	0		833

Other equity investments	1,538	4,121	7,192	0		12,851

of which private	0	3,902	7,190	0		11,092

Life finance instruments	0	0	2,048	0		2,048

Other investments	1,538	5,335	14,253	0		21,126

Loans	0	25,167	11,079	0		36,246

Other intangible assets (mortgage servicing rights)	0	0	30	0		30

Other assets	5,772	16,633	6,744	(24)		29,125

Total assets at fair value	246,303	945,325	59,676	(655,927)		595,377

Less other investments - equity at fair value attributable to noncontrolling interests	(1,297)	(331)	(7,011)	0		(8,639)

Assets at fair value attributable to shareholders	245,006	944,994	52,665	(655,927)		586,738

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable counterparty netting agreements.

Assets and liabilities measured at fair value on a recurring basis (continued)

end of 4Q09	Level 1	Level 2	Level 3	Netting impact	[1]	Total

Liabilities (CHF million)

Due to banks	0	4,695	0	0		4,695

Customer deposits	0	2,676	0	0		2,676

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	121,930	206	0		122,136

Debt	3,931	713	0	0		4,644

of which corporates	3,408	681	0	0		4,089

Equity	32,872	0	0	0		32,872

Obligation to return securities received as collateral	36,803	713	0	0		37,516

Debt	48,719	9,692	93	0		58,504

of which foreign governments	48,665	2,534	0	0		51,199

of which corporates	19	7,011	93	0		7,123

Equity	17,908	503	31	0		18,442

Derivatives	6,058	691,049	11,827	(652,399)		56,535

of which credit derivatives	0	59,869	1,996	–		–

Trading liabilities	72,685	701,244	11,951	(652,399)		133,481

Short-term borrowings	0	3,219	164	0		3,383

Long-term debt	0	57,867	16,646	0		74,513

Other liabilities	246	26,253	3,995	(105)		30,389

Total liabilities at fair value	109,734	918,597	32,962	(652,504)		408,789

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable counterparty netting agreements.

Transfers between level 1 and level 2 during 1Q10 were not significant.
Assets and liabilities measured at fair value on a recurring basis for level 3

						Trading revenues			Other revenues

1Q10	Balance at beginning of period	Transfers in	Transfers out	Purchases, sales, issuances, settlements	[1]	On transfers in / out	[2]	On all other	On transfers in / out	[2]	On all other	Foreign currency translation impact	Balance at end of period

Assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	1,514	0	0	0		0		(15)	0		0	32	1,531

Debt	11,980	705	(640)	(1,603)		72		254	0		0	268	11,036

of which corporates	4,816	203	(87)	(881)		54		(147)	0		0	126	4,084

of which RMBS	3,626	324	(149)	(1,200)		3		226	0		0	80	2,910

of which CMBS	2,461	25	(126)	(589)		12		(43)	0		0	48	1,788

of which CDO	559	143	(278)	1,020		2		219	0		0	6	1,671

Equity	488	0	(82)	118		2		19	0		0	7	552

Derivatives	11,192	192	(657)	(453)		(23)		(62)	0		0	235	10,424

of which interest rate products	1,529	53	(30)	203		31		171	0		0	30	1,987

of which equity/index-related products	3,298	16	(140)	(422)		38		36	0		0	71	2,897

of which credit derivatives	4,339	171	(401)	(252)		(98)		(443)	0		0	92	3,408

Other	2,310	211	(157)	(142)		24		168	0		(9)	49	2,454

Trading assets	25,970	1,108	(1,536)	(2,080)		75		379	0		(9)	559	24,466

Investment securities	86	2	0	(61)		0		4	0		0	(5)	26

Equity	12,205	132	(229)	(40)		0		3	24		146	222	12,463

Life finance instruments	2,048	0	0	9		0		37	0		0	43	2,137

Other investments	14,253	132	(229)	(31)		0		40	24		146	265	14,600

Loans	11,079	565	(218)	(999)		8		36	0		9	241	10,721

of which commercial and industrial loans	8,346	171	(97)	(1,335)		7		(27)	0		9	181	7,255

of which financial institutions	2,454	0	(18)	221		1		64	0		0	53	2,775

Other intangible assets	30	0	0	84		0		0	0		(8)	1	107

Other assets	6,744	655	(553)	9,326		27		363	0		14	75	16,651

of which loans held-for-sale	6,220	645	(531)	9,444		27		421	0		12	66	16,304

Total assets at fair value	59,676	2,462	(2,536)	6,239		110		807	24		152	1,168	68,102

Liabilities (CHF million)

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	206	0	0	(212)		0		0	0		0	6	0

Trading liabilities	11,951	362	(923)	(1,645)		231		302	0		0	253	10,531

of which interest rate derivatives	1,786	52	(30)	(84)		(10)		96	0		0	38	1,848

of which foreign exchange derivatives	2,936	54	(3)	(1,005)		(2)		168	0		0	65	2,213

of which equity/index-related derivatives	3,635	66	(236)	(149)		202		121	0		0	75	3,714

of which credit derivatives	1,996	189	(387)	(304)		17		(159)	0		0	45	1,397

Short-term borrowings	164	0	(12)	19		0		50	0		0	3	224

Long-term debt	16,646	581	(1,630)	7,587		(58)		652	0		0	292	24,070

of which structured notes over two years	14,781	560	(1,497)	(853)		(55)		(117)	0		0	312	13,131

of which nonrecourse liabilities	0	1	0	9,653		0		590	0		0	(65)	10,179

Other liabilities	3,995	76	(18)	593		(2)		(98)	0		47	76	4,669

of which failed sales	1,932	69	(1)	731		0		(52)	0		0	37	2,716

Total liabilities at fair value	32,962	1,019	(2,583)	6,342		171		906	0		47	630	39,494

Net assets/liabilities at fair value	26,714	1,443	47	(103)		(61)		(99)	24		105	538	28,608

1 Includes CHF 10.1 billion of level 3 assets shown as purchases due to the adoption of ASU 2009-17 as of January 1, 2010. For further information, refer to Note 1 – Summary of significant accounting policies. 2 For all transfers to level 3 or out of level 3, the Group determines and discloses as level 3 events only gains or losses through the last day of the reporting period.

Assets and liabilities measured at fair value on a recurring basis for level 3 (continued)

1Q09	Derivatives, net	Private equity and other investments		Other		Total

Assets (CHF million)

Balance at beginning of period	1,337	18,875		54,371		74,583

Net realized/unrealized gains/(losses) included in net revenues	1,101	(2,197)		(3,222)		(4,318)

Purchases, sales, issuances and settlements	(1,578)	829		(9,094)		(9,843)

Transfers in and/or out of level 3	12	325		(1,089)		(752)

Foreign currency translation impact included in net revenues	88	1,542		4,105		5,735

Balance at end of period	960	19,374	[1]	45,071	[2]	65,405

Liabilities (CHF million)

Balance at beginning of period	–	–		27,592		27,592

Net realized/unrealized (gains)/losses included in net revenues	–	–		(1,849)		(1,849)

Purchases, sales, issuances and settlements	–	–		(2,241)		(2,241)

Transfers in and/or out of level 3	–	–		98		98

Foreign currency translation impact included in net revenues	–	–		2,219		2,219

Balance at end of period	–	–		25,819	[3]	25,819

Net	960	19,374		19,252		39,586

Total realized/unrealized gains/(losses) included in net revenues	1,101	(2,197)		(1,373)		(2,469)

1 Primarily private equity investments; includes also life finance instruments. 2 Includes primarily RMBS, CMBS, CDO and certain corporate, syndicated and leveraged lending. 3 Includes primarily structured notes.

Gains and losses on assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3)

	1Q10				1Q09

in	Trading revenues	Other revenues	Total revenues		Trading revenues	Other revenues	Total revenues

Gains and losses on assets and liabilities (CHF million)

Net realized/unrealized gains/(losses) included in net revenues	(160)	129	(31)	[1]	(441)	(2,028)	(2,469)	[1]

Whereof:

Unrealized gains/(losses) relating to assets and liabilities still held as of the reporting date	808	110	918		(2,078)	(2,163)	(4,241)

1 Excludes net realized/unrealized gains/(losses) attributable to foreign currency translation impact.

Both observable and unobservable inputs may be used to determine the fair value of positions that have been classified within level 3. As a result, the unrealized gains and losses for assets and liabilities within level 3 presented in the table above may include changes in fair value that were attributable to both observable and unobservable inputs.

The Group employs various economic hedging techniques in order to manage risks, including risks in level 3 positions. Such techniques may include the purchase or sale of financial instruments that are classified in levels 1 and/or 2. The realized and unrealized gains and losses for assets and liabilities in level 3 presented in the table above do not reflect the related realized or unrealized gains and losses arising on economic hedging instruments classified in levels 1 and/or 2.

Transfers in and out of level 3
Net transfers of level 3 assets to level 2 during the quarter were CHF 0.1 billion. Transfers from level 3 to level 2 principally comprised loan and credit products as market liquidity and price transparency in certain corporate entities improved and equity derivatives and equity-linked products as exposures to unobservable inputs matured. Transfers from level 2 to level 3 principally reflected loan and credit products for exposures where prices became unobservable and we inferred valuations using estimates for parameters on exposures to corporate entities.

Nonrecurring fair value changes
Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, they are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances, for example, when there is evidence of impairment. As of March 31, 2010 and December 31, 2009, CHF 0.8 billion and CHF 1.1 billion, respectively, of loans have been recorded at fair value on a nonrecurring basis, of which CHF 0.1 billion and CHF 0.1 billion, respectively, were classified as level 2 and CHF 0.7 billion and CHF 1.0 billion, respectively, were classified as level 3.

Qualitative disclosures of valuation techniques
Money market instruments
Traded money market instruments include instruments such as bankers’ acceptances, certificates of deposit, CP, book claims, treasury bills and other rights, which are held for trading purposes. Valuations of money market instruments are generally based on observable inputs.

Securities purchased under resale agreements and securities sold under repurchase agreements
Securities purchased under resale agreements and securities sold under repurchase agreements are measured at fair value using discounted cash flow analysis. Future cash flows are discounted using observable market interest rate repurchase/resale curves for the applicable maturity and underlying collateral of the instruments. As such, the significant majority of both securities purchased under resale agreements and securities sold under repurchase agreements are included in level 2 of the fair value hierarchy. Structured resale and repurchase agreements include embedded derivatives, which are measured using the same techniques as described below for stand-alone derivatives. If the value of the embedded derivative is determined using significant unobservable parameters, those structured resale and repurchase agreements are classified within level 3 of the fair value hierarchy.

Securities purchased under resale agreements are usually fully collateralized or over collateralized by government securities, money market instruments, corporate bonds, or other debt instruments. In the event of counterparty default, the collateral service agreement provides the Group with the right to liquidate the collateral held.

Debt securities
Government debt securities typically have quoted prices in active markets and are categorized as level 1 instruments. For debt securities for which market prices are not available, valuations are based on yields reflecting credit rating, historical performance, delinquencies, loss severity, the maturity of the security, recent transactions in the market or other modeling techniques, which may involve judgment. For those securities where the price or model inputs are observable in the market they are categorized as level 2 instruments, while those securities where prices are not observable and significant model inputs are unobservable they are categorized as level 3.

Corporate bonds
Corporate bonds are priced to reflect current market levels either through recent market transactions or to broker or dealer quotes.
Where a market price for the particular security is not directly available, valuations are obtained based on yields reflected by other instruments in the specific or similar entity’s capital structure and adjusting for differences in seniority and maturity, benchmarking to a comparable security where market data is available (taking into consideration differences in credit, liquidity and maturity) or through the application of cash flow modeling techniques utilizing observable inputs, such as current interest rate curves and observable credit default swap spreads.

CMBS, RMBS and ABS/CDO structures
Values of RMBS, CMBS and other ABS may be available through quoted prices, which are often based on the prices at which similarly structured and collateralized securities trade between dealers and to and from customers. Values of RMBS, CMBS and other ABS for which there are no significant observable inputs are valued using benchmarks to similar transactions or indices and other valuation models.

For most structured debt securities, determination of fair value requires subjective assessment depending on liquidity, ownership concentration, and the current economic and competitive environment. Valuation is determined based on management’s own assumptions about how market participants would price the asset.

Collateralized bond and loan obligations are split into various structured tranches and each tranche is valued based upon its individual rating and the underlying collateral supporting the structure. Valuation models are used to value both cash and synthetic CDOs.

Equity securities
The majority of the Group’s positions in equity securities are traded on public stock exchanges for which quoted prices are readily and regularly available and are therefore categorized as level 1 instruments. Level 2 equities include fund-linked products, convertible bonds or equity securities with restrictions and therefore are not traded in active markets.

Fund-linked products
Fund-linked products consist of investments in third-party hedge funds and funds of funds. The method of measuring fair value for these investments is the same as those described for other investments below.

Convertible bonds
Convertible bonds are generally valued using observable pricing sources. For a small minority of convertible bonds, no observable prices are available, and valuation is determined using internal and external models, for which the key inputs include stock prices, dividend rates, credit spreads (corporate and sovereign), yield curves, foreign exchange rates, prepayment rates and borrowing costs, and single stock and equity market volatility.

Derivatives
Derivatives held for trading purposes or used in hedge accounting relationships include both OTC and exchange-traded derivatives.
The fair values of exchange-traded derivatives measured using observable exchange prices are included in level 1 of the fair value hierarchy. Some observable exchange prices may not be considered executable at the reporting date and may have been adjusted for liquidity concerns. For those instruments where liquidity adjustments have been made to the exchange price, such as long-dated option contracts, the instrument has been included in level 2 of the fair value hierarchy.

The fair values of OTC derivatives are determined on the basis of either industry standard models or internally developed proprietary models. Both model types use various observable and unobservable inputs in order to determine fair value. The inputs include those characteristics of the derivative that have a bearing on the economics of the instrument.

The determination of the fair value of many derivatives involves only a limited degree of subjectivity because the required inputs are observable in the marketplace, while more complex derivatives may use unobservable inputs that rely on specific proprietary modeling assumptions. Examples of such specific unobservable inputs include long-dated volatility assumptions on OTC option transactions and recovery rate assumptions for credit derivative transactions.

Where observable inputs (prices from exchanges, dealers, brokers or market consensus data providers) are not available, attempts are made to infer values from observable prices through model calibration (spot and forward rates, benchmark interest rate curves and volatility inputs for commonly traded option products). For inputs that cannot be derived from other sources, estimates from historical data may be made.

OTC derivatives where the majority of the value is derived from market observable inputs are categorized as level 2 instruments, while those where the majority of value is derived from unobservable inputs are categorized as level 3.

Interest rate derivatives
OTC vanilla interest rate products, such as interest rate swaps, swaptions, and caps and floors are valued by discounting the anticipated future cash flows. The future cash flows and discounting are derived from market standard yield curves and industry standard volatility inputs. Where applicable, exchange-traded prices are also used to value exchange traded futures and options and can be used in yield curve construction. For more complex products, inputs include, but are not limited to basis swap spreads, constant maturity convexity adjustments, constant maturity treasury spreads, inflation-index correlations, inflation seasonality, single and quanto interest rate correlations, cross asset correlations, mean reversion, serial correlation and conditional prepayment rate assumptions.

Foreign exchange derivatives
Foreign exchange derivatives include vanilla products such as spot, forward and option contracts where the anticipated discounted future cash flows are determined from foreign exchange forward curves and industry standard optionality modeling techniques. Where applicable, exchange traded prices are also used for futures and option prices. For more complex products inputs include, but are not limited to foreign exchange rate correlations, quanto cross asset correlations and volatility skew assumptions.

Equity derivatives
Equity derivatives include vanilla options and swaps in addition to different types of exotic options. Inputs for equity derivatives can include borrowing costs, dividend curves, equity to equity correlations, equity to foreign exchange rate correlations, single name and index volatility, fund gap risk, fund volatility, interest rate to equity correlation and yield curve.

Credit derivatives
Credit derivatives include index and single name credit default swaps in addition to more complex structured credit products. Vanilla products are valued using industry standard models and inputs that are generally market observable including credit spreads and recovery rates.

Complex structured credit derivatives are valued using proprietary models requiring inputs such as credit spreads, recovery rates, credit volatilities, default correlations, cash/synthetic basis spreads and prepayment rate. These input parameters are generally implied from available market observable data.

Commodity derivatives
Commodity derivatives include forwards, vanilla and exotic options, swaps, swaptions, and structured transactions. Vanilla products are generally valued using industry standard models, while more complex products may use proprietary models. Commodity derivative model inputs include cross commodity correlation, FX-commodity correlation, commodity forward rate curves, spot prices, commodity volatility and the yield curve. Inputs can be validated from executed trades, broker and consensus data. In other cases, historic relationships may be used to estimate model inputs.

Other trading assets
Other trading assets include cash and synthetic life finance instruments. Cash instruments include SPIA, premium finance, and life settlement contracts at fair value, whereas synthetic instruments include longevity swaps, options and notes.

These instruments are valued using proprietary models using several inputs however; central to the calculation of fair value for life finance instruments is the estimate of mortality rates. Individual mortality rates are typically obtained by multiplying a base mortality curve for the general insured population provided by a professional actuarial organization together with an individual-specific multiplier. Individual specific multipliers are determined based on data from third-party life expectancy data providers, which examine insured individual’s medical conditions, family history and other factors to arrive at a life expectancy estimate. In addition to mortality rates, discount rates and credit spreads are also inputs into the valuation of life finance instruments.

Due to the limited observability in the market of mortality rates the vast majority of life finance instruments are categorized as level 3 instruments.
Other investments
Other investments principally includes equity investments in the form of a) direct investments in third-party hedge funds, private equity funds and funds of funds, b) equity-method investments where the Group has the ability to significantly influence the operating and financial policies of the investee, and c) direct investments in non-marketable equity securities.

Direct investments in third-party hedge funds, private equity and funds of funds are measured at fair value based on their published NAVs. Most of these investments are classified in level 3 of the fair value hierarchy, as there are restrictions imposed upon the redemption of the funds at their NAV in the near term. In some cases, NAVs may be adjusted where there exists sufficient evidence that the NAV published by the investment manager is not current with observed market movements or there exists other circumstances that would require an adjustment to the published NAV. Significant management judgment is involved in making any adjustments to the published NAVs.

Direct investments in non-marketable equity securities consist of both real estate investments and non-real estate investments. Equity-method investments and direct investments in nonmarketable equity securities are initially measured at their transaction price, as this is the best estimate of fair value. Thereafter, these investments are individually measured at fair value based upon a number of factors that include any recent rounds of financing involving third-party investors, comparable company transactions, multiple analyses of cash flows or book values, or discounted cash flow analyses. The availability of information used in these modeling techniques is often limited and involves significant management judgment in evaluating these different factors over time. As a result, these investments are included in level 3 of the fair value hierarchy.

Loans
The Group’s loan portfolio measured at fair value includes commercial loans, residential loans, corporate loans, leveraged financed loans and emerging market loans. Fair value is based on recent transactions and quoted prices, where available. Where recent transactions and quoted prices are not available, fair value may be determined by relative value benchmarking (which includes pricing based upon another position in the same capital structure, other comparable loan issues, generic industry credit spreads, implied credit spreads derived from credit default swaps for the specific borrower, and enterprise valuations) or calculated based on the exit price of the collateral, based on current market conditions.

Both the funded and unfunded portion of revolving credit lines, on the corporate lending portfolio, are valued using a credit default swap pricing model, which requires estimates of significant inputs including credit spreads, recovery rates, credit conversion factors, and weighted average life of the loan.

The Group’s other assets and liabilities include mortgage loans held in conjunction with securitization activities and assets and liabilities of VIEs and mortgage securitizations that do not meet the criteria for sale treatment under US GAAP. The fair value of mortgage loans held in conjunction with securitization activities is determined on a whole-loan basis. Whole-loan valuations are calculated based on the exit price reflecting the current market conditions. The fair value of assets and liabilities of VIEs and mortgage securitizations that do not meet the criteria for sale treatment under US GAAP is determined based on the quoted prices for securitized bonds, where available, or on cash flow analyses for securitized bonds, when quoted prices are not available.

Short-term borrowings and long-term debt
The Group’s short-term borrowings and long-term debt include structured notes (hybrid financial instruments that are both bifurcatable and non-bifurcatable) and vanilla debt.
The fair value of structured notes is based on quoted prices, where available. When quoted prices are not available, fair value is determined by using a discounted cash flow model incorporating the Group’s credit spreads, the value of derivatives embedded in the debt and the residual term of the issuance based on call options. Derivatives structured into the issued debt are valued consistently with the firms’ stand-alone derivatives as discussed above. The fair value of structured debt is heavily influenced by the combined call options and performance of the underlying derivative returns.

Vanilla debt is fair valued to the new issue market using risk-free yield curves for similar maturities and the Group’s own credit spread.
Difference between the aggregate fair value and the aggregate unpaid principal balances of loans and financial instruments

	1Q10			4Q09

end of	Aggregate fair value	Aggregate unpaid principal	Difference	Aggregate fair value	Aggregate unpaid principal	Difference

Loans (CHF million)

Non-performing loans	37	71	(34)	168	273	(105)

Non-interest-earning loans	1,575	3,955	(2,380)	1,519	3,763	(2,244)

Financial instruments (CHF million)

Interest-bearing deposits with banks	294	294	0	0	0	0

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	133,233	132,472	761	128,303	127,575	728

Loans	25,449	25,934	(485)	36,246	33,672	2,574

Other assets	29,747	58,044	(28,297)	11,991	23,441	(11,450)

Due to banks and customer deposits	(2,827)	(2,813)	(14)	(1,868)	(1,870)	2

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(111,196)	(111,260)	64	(122,136)	(122,053)	(83)

Short-term borrowings	(3,591)	(3,852)	261	(3,383)	(3,439)	56

Long-term debt	(92,615)	(97,749)	5,134	(74,513)	(75,767)	1,254

Other liabilities	(6,953)	(9,460)	2,507	(6,197)	(8,531)	2,334

Gains and losses on financial instruments

	1Q10		1Q09

in	Net gains/ (losses)		Net gains/ (losses)

Financial instruments (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	287	[1]	197	[1]

Other trading assets	97	[2]	134	[2]

Other investments	13	[2]	135	[3]

of which related to credit risk	6		(61)

Loans	383	[2]	(427)	[2]

of which related to credit risk	397		(23)

Other assets	1,530	[2]	(1,217)	[2]

of which related to credit risk	594		(1,419)

Due to banks and customer deposits	(2)	[1]	27	[2]

of which related to credit risk	0		16

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	31	[2]	(130)	[1]

Short-term borrowings	(7)	[1]	36	[2]

of which related to credit risk [4]	(1)		0

Long-term debt	(953)	[1]	2,691	[2]

of which related to credit risk [4]	75		670

Other liabilities	44	[3]	665	[2]

of which related to credit risk	(109)		526

1 Primarily recognized in net interest income. 2 Primarily recognized in trading revenues. 3 Primarily recognized in other revenues. 4 Changes in fair value related to credit risk is due to the change in the Group's own credit spreads. Other changes in fair value are attributable to changes in foreign currency exchange rates and interest rates, as well as movements in the reference price or index for structured notes. Changes in fair value on Credit Suisse vanilla debt related to credit risk were CHF 106 million and CHF 670 million in 1Q10 and 1Q09, respectively.

Fair value measurements of investments in certain entities that calculate NAV per share
The following table pertains to investments in certain entities that calculate NAV per share or its equivalent, primarily private equity and hedge funds. These investments do not have a readily determinable fair value and are measured at fair value using NAV.

Fair value, unfunded commitments and term of redemption conditions

end of 1Q10	Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments

Fair value and unfunded commitments (CHF million)

Debt funds	25		13		38	0

Equity funds	91		8,049	[1]	8,140	0

Equity funds sold short	0		(43)		(43)	0

Total funds held in trading assets and liabilities	116		8,019		8,135	0

Debt funds	21		742		763	0

Equity funds	2		224		226	0

Real estate funds	0		2		2	0

Others	0		252		252	0

Hedge funds	23		1,220	[2]	1,243	0

Debt funds	24		0		24	22

Equity funds	3,916		0		3,916	1,419

Real estate funds	260		0		260	80

Others	809		0		809	303

Private equities	5,009		0		5,009	1,824

Equity method investments	1,487		0		1,487	0

Total funds held in other investments	6,519		1,220		7,739	1,824

Total fair value	6,635	[3]	9,239	[4]	15,874	1,824	[5]

1 44% of the redeemable fair value amount of equity funds is redeemable on demand with a notice period of less than 30 days, 33% is redeemable on a monthly basis with a notice period primarily of more than 30 days and 13% is redeemable on an annual basis with a notice period primarily of more than 60 days. 2 70% of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period primarily of more than 60 days and 14% is redeemable on demand with a notice period of less than 30 days. 3 Includes CHF 2,795 million attributable to noncontrolling interests. 4 Includes CHF 159 million attributable to noncontrolling interests. 5 Includes CHF 797 million attributable to noncontrolling interests.

Fair value, unfunded commitments and term of redemption conditions (continued)

end of 4Q09	Non-redeemable		Redeemable		Total fair value	Unfunded commit- ments

Fair value and unfunded commitments (CHF million)

Debt funds	29		65		94	0

Equity funds	121		8,002	[1]	8,123	0

Equity funds sold short	0		(45)		(45)	0

Total funds held in trading assets and liabilities	150		8,022		8,172	0

Debt funds	189		650		839	0

Equity funds	0		205		205	0

Real estate funds	0		129		129	0

Others	1		486		487	0

Hedge funds	190		1,470	[2]	1,660	0

Debt funds	18		0		18	22

Equity funds	3,547		35		3,582	1,648

Real estate funds	251		0		251	85

Others	722		0		722	222

Private equities	4,538		35		4,573	1,977

Equity method investments	1,526		16		1,542	0

Total funds held in other investments	6,254		1,521		7,775	1,977

Total fair value	6,404	[3]	9,543		15,947	1,977	[4]

1 40% of the redeemable fair value amount of equity funds is redeemable on demand with a notice period of less than 30 days, 38% is redeemable on a monthly basis with a notice period primarily of more than 30 days and 13% is redeemable on an annual basis with a notice period of more than 60 days. 2 61% of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period of more than 60 days, 23% is redeemable on an annual basis with a notice period of more than 60 days and 9% is redeemable on demand with a notice period of less than 30 days. 3 Includes CHF 2,631 million attributable to noncontrolling interests. 4 Includes CHF 803 million attributable to noncontrolling interests.

Investments in funds held in trading assets and liabilities primarily include positions held in equity funds of funds as an economic hedge for structured notes and derivatives issued to clients that reference the same underlying risk and liquidity terms of the fund. A majority of these funds have limitations imposed on the amount of withdrawals from the fund during the redemption period due to illiquidity of the investments. In other instances, the withdrawal amounts may vary depending on the redemption notice period and are usually larger for the longer redemption notice periods. In addition, penalties may apply if redemption is within a certain time period from initial investment.

Investment in funds held in other investments principally invest in private securities and, to a lesser extent, publicly traded securities and fund of funds. Several of these investments have redemption restrictions subject to discretion of the Board of Directors of the fund and/or redemption is permitted without restriction, but is limited to a certain percentage of total assets or only after a certain date.

Furthermore, for those investments held in both trading assets and other investments that are nonredeemable, the underlying assets of such funds are expected to be liquidated over the life of the fund, which are generally up to ten years.

Disclosures about fair value of financial instruments
US GAAP requires the disclosure of the fair values of financial instruments for which it is practicable to estimate those values, whether or not they are recognized in the consolidated financial statements, excluding all non-financial instruments such as lease transactions, real estate, premises and equipment, equity method investments and pension and benefit obligations.

Carrying value and estimated fair values of financial instruments

	1Q10		4Q09

end of	Carrying value	Fair value	Carrying value	Fair value

Financial assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	241,183	241,183	209,499	209,499

Securities received as collateral	43,750	43,750	37,516	37,516

Trading assets	340,904	340,904	332,238	332,238

Investment securities	9,898	9,898	11,232	11,232

Loans	228,741	231,508	237,180	239,756

Other financial assets [1]	180,418	180,466	177,891	177,948

Financial liabilities (CHF million)

Due to banks and deposits	311,232	311,220	322,908	322,897

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	181,462	181,462	191,687	191,687

Obligation to return securities received as collateral	43,750	43,750	37,516	37,516

Trading liabilities	156,151	156,151	133,481	133,481

Short-term borrowings	13,773	13,773	7,645	7,645

Long-term debt	185,147	184,460	159,365	159,093

Other financial liabilities [2]	134,010	134,010	130,180	130,180

1 Primarily includes cash and due from banks, interest-bearing deposits with banks, brokerage receivables, loans held-for-sale, cash collateral on derivative instruments, interest and fee receivables and non-marketable equity securities. 2 Primarily includes brokerage payables, cash collateral on derivative instruments and interest and fee payables.

Note 26 Assets pledged or assigned
Assets pledged or assigned

end of	1Q10	4Q09

Assets pledged or assigned (CHF million)

Book value of assets pledged or assigned as collateral	229,584	222,050

of which assets provided with the right to sell or repledge	156,344	141,634

Fair value of collateral received with the right to sell or repledge	399,189	337,448

of which sold or repledged	356,849	300,665

The Group received collateral in connection with resale agreements, securities lending and loans, derivative transactions and margined broker loans. A substantial portion of the collateral received by the Group was sold or repledged in connection with repurchase agreements, securities sold not yet purchased, securities borrowings and loans, pledges to clearing organizations, segregation requirements under securities laws and regulations, derivative transactions and bank loans.

Note 27 Subsidiary guarantee information
On March 26, 2007, the Group and the Bank issued full, unconditional and several guarantees of Credit Suisse (USA), Inc.’s outstanding US SEC-registered debt securities. In accordance with the guarantees, if Credit Suisse (USA), Inc. fails to make any timely payment under the agreements governing such debt securities, the holders of the debt securities may demand payment from either the Group or the Bank, without first proceeding against Credit Suisse (USA), Inc. The guarantee from the Group is subordinated to senior liabilities. Credit Suisse (USA), Inc. is an indirect, wholly owned subsidiary of the Group.

Condensed consolidating statements of operations

in 1Q10	Credit Suisse (USA), Inc.	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Condensed consolidating statements of operations (CHF million)

Interest and dividend income	2,304	3,326		5,630	58	118		5,806

Interest expense	(1,305)	(2,500)		(3,805)	(57)	3		(3,859)

Net interest income	999	826		1,825	1	121		1,947

Commissions and fees	980	2,178		3,158	2	247		3,407

Trading revenues	632	2,755		3,387	0	65		3,452

Other revenues	127	34		161	2,002	(1,956)		207

Net revenues	2,738	5,793		8,531	2,005	(1,523)		9,013

Provision for credit losses	9	(69)		(60)	0	10		(50)

Compensation and benefits	1,196	2,600		3,796	21	76		3,893

General and administrative expenses	437	1,239		1,676	(72)	71		1,675

Commission expenses	78	402		480	0	40		520

Total other operating expenses	515	1,641		2,156	(72)	111		2,195

Total operating expenses	1,711	4,241		5,952	(51)	187		6,088

Income/(loss) from continuing operations before taxes	1,018	1,621		2,639	2,056	(1,720)		2,975

Income tax expense	373	423		796	1	42		839

Income/(loss) from continuing operations	645	1,198		1,843	2,055	(1,762)		2,136

Income/(loss) from discontinued operations, net of tax	0	(19)		(19)	0	0		(19)

Net income/(loss)	645	1,179		1,824	2,055	(1,762)		2,117

Less net income/(loss) attributable to noncontrolling interests	53	46		99	0	(37)		62

Net income/(loss) attributable to shareholders	592	1,133		1,725	2,055	(1,725)		2,055

of which from continuing operations	592	1,152		1,744	2,055	(1,725)		2,074

of which from discontinued operations	0	(19)		(19)	0	0		(19)

1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations

in 1Q09	Credit Suisse (USA), Inc.	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Condensed consolidating statements of operations (CHF million)

Interest and dividend income	2,467	4,250		6,717	69	145		6,931

Interest expense	(1,392)	(3,453)		(4,845)	(68)	20		(4,893)

Net interest income	1,075	797		1,872	1	165		2,038

Commissions and fees	742	1,967		2,709	3	241		2,953

Trading revenues	844	3,673		4,517	0	380		4,897

Other revenues	(1,689)	15		(1,674)	1,957	(2,065)		(1,782)

Net revenues	972	6,452		7,424	1,961	(1,279)		8,106

Provision for credit losses	4	168		172	0	11		183

Compensation and benefits	1,416	2,885		4,301	(25)	64		4,340

General and administrative expenses	393	1,141		1,534	(11)	26		1,549

Commission expenses	85	342		427	0	40		467

Total other operating expenses	478	1,483		1,961	(11)	66		2,016

Total operating expenses	1,894	4,368		6,262	(36)	130		6,356

Income/(loss) from continuing operations before taxes	(926)	1,916		990	1,997	(1,420)		1,567

Income tax expense/(benefit)	251	557		808	(9)	182		981

Income/(loss) from continuing operations	(1,177)	1,359		182	2,006	(1,602)		586

Income/(loss) from discontinued operations, net of tax	0	(32)		(32)	0	0		(32)

Net income/(loss)	(1,177)	1,327		150	2,006	(1,602)		554

Less net income/(loss) attributable to noncontrolling interests	(1,543)	(144)		(1,687)	0	235		(1,452)

Net income/(loss) attributable to shareholders	366	1,471		1,837	2,006	(1,837)		2,006

of which from continuing operations	366	1,503		1,869	2,006	(1,837)		2,038

of which from discontinued operations	0	(32)		(32)	0	0		(32)

1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets

end of 1Q10	Credit Suisse (USA), Inc.	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Assets (CHF million)

Cash and due from banks	1,631	44,599		46,230	5	(1,685)		44,550

Interest-bearing deposits with banks	25,399	(22,206)		3,193	0	(1,069)		2,124

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	151,563	88,153		239,716	0	1,467		241,183

Securities received as collateral	44,552	(979)		43,573	0	177		43,750

Trading assets	114,672	224,990		339,662	0	1,242		340,904

Investment securities	0	7,804		7,804	29	2,065		9,898

Other investments	11,020	8,371		19,391	39,266	(38,784)		19,873

Net loans	13,059	199,241		212,300	7,714	8,727		228,741

Premises and equipment	1,013	5,009		6,022	0	529		6,551

Goodwill	668	7,596		8,264	0	1,135		9,399

Other intangible assets	134	253		387	0	11		398

Brokerage receivables	13,538	27,633		41,171	0	0		41,171

Other assets	16,587	67,976		84,563	301	302		85,166

Assets of discontinued operations held-for-sale	0	95		95	0	0		95

Total assets	393,836	658,535		1,052,371	47,315	(25,883)		1,073,803

Liabilities and equity (CHF million)

Due to banks	137	48,592		48,729	7,696	(20,509)		35,916

Customer deposits	0	248,321		248,321	0	26,995		275,316

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	151,211	30,251		181,462	0	0		181,462

Obligation to return securities received as collateral	44,552	(979)		43,573	0	177		43,750

Trading liabilities	31,569	125,159		156,728	0	(577)		156,151

Short-term borrowings	35,787	(23,999)		11,788	0	1,985		13,773

Long-term debt	40,213	142,652		182,865	2,664	(382)		185,147

Brokerage payables	48,363	20,635		68,998	0	(148)		68,850

Other liabilities	12,773	51,670		64,443	140	1,099		65,682

Total liabilities	364,605	642,302		1,006,907	10,500	8,640		1,026,047

Total shareholders' equity	20,469	10,163		30,632	36,815	(30,632)		36,815

Noncontrolling interests	8,762	6,070		14,832	0	(3,891)		10,941

Total equity	29,231	16,233		45,464	36,815	(34,523)		47,756

Total liabilities and equity	393,836	658,535		1,052,371	47,315	(25,883)		1,073,803

1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets

end of 4Q09	Credit Suisse (USA), Inc.	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Assets (CHF million)

Cash and due from banks	1,989	50,546		52,535	11	(689)		51,857

Interest-bearing deposits with banks	26,464	(24,264)		2,200	0	(1,023)		1,177

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	135,573	72,805		208,378	0	1,121		209,499

Securities received as collateral	42,480	(5,109)		37,371	0	145		37,516

Trading assets	127,563	203,744		331,307	0	931		332,238

Investment securities	0	9,190		9,190	29	2,013		11,232

Other investments	11,150	12,397		23,547	40,301	(39,855)		23,993

Net loans	13,011	208,441		221,452	7,746	7,982		237,180

Premises and equipment	968	4,933		5,901	0	535		6,436

Goodwill	654	7,478		8,132	0	1,135		9,267

Other intangible assets	57	261		318	0	10		328

Brokerage receivables	16,654	25,218		41,872	0	88		41,960

Other assets	9,284	58,995		68,279	303	162		68,744

Total assets	385,847	624,635		1,010,482	48,390	(27,445)		1,031,427

Liabilities and equity (CHF million)

Due to banks	143	49,938		50,081	8,015	(21,882)		36,214

Customer deposits	0	258,697		258,697	0	27,997		286,694

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	148,150	43,437		191,587	0	100		191,687

Obligation to return securities received as collateral	42,480	(5,109)		37,371	0	145		37,516

Trading liabilities	31,165	103,710		134,875	0	(1,394)		133,481

Short-term borrowings	45,426	(39,368)		6,058	0	1,587		7,645

Long-term debt	34,886	121,790		156,676	2,722	(33)		159,365

Brokerage payables	41,098	18,034		59,132	0	(167)		58,965

Other liabilities	14,716	55,538		70,254	136	1,142		71,532

Total liabilities	358,064	606,667		964,731	10,873	7,495		983,099

Total shareholders' equity	19,246	11,982		31,228	37,517	(31,228)		37,517

Noncontrolling interests	8,537	5,986		14,523	0	(3,712)		10,811

Total equity	27,783	17,968		45,751	37,517	(34,940)		48,328

Total liabilities and equity	385,847	624,635		1,010,482	48,390	(27,445)		1,031,427

1 Includes eliminations and consolidation adjustments.

Note 28 Litigation
The Group is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. Some of these actions have been brought on behalf of various classes of claimants and seek damages of material and/or indeterminate amounts. The Group believes, based on currently available information and advice of counsel, that the results of such proceedings, in the aggregate, will not have a material adverse effect on its financial condition but might be material to operating results for any particular period, depending, in part, upon the operating results for such period. The Group believes that the reasonably possible losses relating to such claims in excess of its provisions are either not material or not estimable.

The Group accrues for legal costs (including fees and expenses of external lawyers and other service providers) in connection with certain judicial, regulatory and arbitration proceedings when such costs are probable and reasonably estimable.

It is inherently difficult to predict the outcome of many of these matters. In presenting the condensed consolidated financial statements, management makes estimates regarding the outcome of these matters, records a reserve and takes a charge to income when losses with respect to such matters are probable and can be reasonably estimated. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the litigation, claim or proceeding, the progress of the matter, the advice of legal counsel, the Group’s defenses and its experience in similar cases or proceedings, as well as its assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings.

Further charges or releases of litigation reserves may be necessary in the future as developments in such litigation, claims or proceedings warrant.
Investor information
Investor information
Investor information
Share data

	in / end of

	1Q10	2009	2008	2007

Share price (common shares, CHF)

Average	50.46	45.65	48.87	83.02

Minimum	43.76	22.48	24.90	61.90

Maximum	56.05	60.40	66.95	95.45

End of period	54.35	51.20	28.50	68.10

Share price (American Depository Shares, USD)

Average	47.79	42.61	45.48	68.97

Minimum	40.29	19.04	19.01	55.93

Maximum	54.57	59.84	59.76	79.03

End of period	51.38	49.16	28.26	60.10

Market capitalization

Market capitalization (CHF million)	64,450	60,691	33,762	76,024

Market capitalization (USD million)	60,928	58,273	33,478	67,093

Dividend per share (CHF)

Dividend per share paid	–	2.00	0.10	2.50

Ticker symbols / stock exchange listings

	Common shares	ADS	[1]

Ticker symbols

Bloomberg	CSGN VX	CS US

Reuters	CSGN.VX	CS.N

Telekurs	CSGN,380	CS,065

Stock exchange listings

Swiss security number	1213853	570660

ISIN number	CH0012138530	US2254011081

CUSIP number	–	225 401 108

1 One American Depositary Share (ADS) represents one common share.

Bond ratings

as of April 28, 2010	Moody's	Standard & Poor's	Fitch Ratings

Credit Suisse Group ratings

Short-term	P-1	A-1	F1+

Long-term	Aa2	A	AA-

Outlook	Negative	Stable	Negative

Credit Suisse (the Bank) ratings

Short-term	P-1	A-1	F1+

Long-term	Aa1	A+	AA-

Outlook	Negative	Stable	Negative

Financial calendar and information sources

Financial calendar

Dividend payment	Friday, May 7, 2010

Second quarter 2010 results	Thursday, July 22, 2010

Third quarter 2010 results	Thursday, October 21, 2010

Investor relations

Phone	+41 44 333 71 49

E-mail	investor.relations@credit-suisse.com

Internet	www.credit-suisse.com/investors

Media relations

Phone	+41 844 33 88 44

E-mail	media.relations@credit-suisse.com

Internet	www.credit-suisse.com/news

Additional information

Results and financial information	www.credit-suisse.com/results

Printed copies	Credit Suisse AG

Procurement Non-IT Switzerland

RSCP 1 / Publikationenversand

CH-8070 Zurich

Switzerland

US share register and transfer agent

ADR depositary bank	Deutsche Bank Trust Company Americas

Address	Credit Suisse c/o

American Stock Transfer & Trust Co.

Peck Slip Station

P.O. Box 2050

New York, NY 10272-2050

United States

US and Canada phone (toll free)	+1 800 301 35 17

Phone from outside US and Canada	+1 718 921 81 37

E-mail	DB@amstock.com

Swiss share register and transfer agent

Address	Credit Suisse Group AG

Dept. RHX

CH-8070 Zurich

Switzerland

Phone	+41 44 332 26 60

Fax	+41 44 332 98 96

Foreign currency translation rates

	End of			Average in

	1Q10	4Q09	1Q09	1Q10	4Q09	1Q09

1 USD / 1 CHF	1.05	1.03	1.14	1.05	1.02	1.13

1 EUR / 1 CHF	1.42	1.49	1.51	1.46	1.51	1.49

1 GBP / 1 CHF	1.60	1.66	1.63	1.65	1.66	1.62

100 JPY / 1 CHF	1.13	1.12	1.15	1.15	1.14	1.20

Cautionary statement regarding forward-looking information
This report contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:

– our plans, objectives or goals;
– our future economic performance or prospects;
– the potential effect on our future performance of certain contingencies; and
– assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:

– the ability to maintain sufficient liquidity and access capital markets;
– market and interest rate fluctuations;
– the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of a continued US or global economic downturn in 2010 and beyond;

– the direct and indirect impacts of continuing deterioration of subprime and other real estate markets;
– further adverse rating actions by credit rating agencies in respect of structured credit products or other credit-related exposures or of monoline insurers;
– the ability of counterparties to meet their obligations to us;
– the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
– political and social developments, including war, civil unrest or terrorist activity;
– the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
– operational factors such as systems failure, human error, or the failure to implement procedures properly;
– actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
– the effects of changes in laws, regulations or accounting policies or practices;
– competition in geographic and business areas in which we conduct our operations;
– the ability to retain and recruit qualified personnel;
– the ability to maintain our reputation and promote our brand;
– the ability to increase market share and control expenses;
– technological changes;
– the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
– acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
– the adverse resolution of litigation and other contingencies;
– the ability to achieve our cost efficiency goals and other cost targets; and
– our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the information set forth in our Annual Report 2009 under IX – Additional Information – Risk Factors.

Photography: Alberto Venzago
Design: www.arnold.inhaltundform.com
Production: Management Digital Data AG, Zurich
Printer: NZZ Fretz AG, Zurich

For a detailed presentation of Credit Suisse Group’s financial statements 2009, its company structure, risk management, corporate governance and an in-depth review of its operating and financial results, refer to the Annual Report 2009. For information on how the bank assumes its responsibilities when conducting its business activities, including its commitments toward the environment and various stakeholders within society, refer to the Corporate Citizenship Report 2009. For information about our business activities and a summary of our financial performance during the year, please refer to the Business Review 2009.

CREDIT SUISSE

CREDIT SUISSE GROUP AG
Paradeplatz 8
8070 Zurich
Switzerland
Phone +41 44 212 16 16

www.credit-suisse.com

5520124 English